++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued November 7, 1997

                               16,500,000 Shares

                        Catellus Development Corporation

                                  COMMON STOCK

                                  -----------

OF  THE SHARES OF  COMMON STOCK  OFFERED HEREBY,  13,200,000 ARE BEING  OFFERED
 INITIALLY  IN THE  UNITED  STATES AND  CANADA BY  THE  U.S. UNDERWRITERS  AND
  3,300,000 ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." ALL OF THE SHARES
   OF  COMMON   STOCK  OFFERED  HEREBY   ARE  BEING  SOLD  BY   THE  SELLING
    STOCKHOLDER. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL
     NOT RECEIVE ANY PROCEEDS FROM THE SALE OF THE SHARES BEING OFFERED HEREBY. THE COMPANY'S COMMON STOCK IS LISTED ON THE NEW YORK,
      PACIFIC  AND MIDWEST  STOCK EXCHANGES  UNDER THE  SYMBOL  "CDX." ON
       NOVEMBER 7,  1997, THE  REPORTED  LAST SALE  PRICE OF  THE  COMMON
       STOCK ON THE NEW YORK STOCK EXCHANGE WAS $18 PER SHARE.


                                  -----------

SEE "RISK FACTORS" BEGINNING ON PAGE 14 HEREIN FOR CERTAIN FACTORS THAT SHOULD

          BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION NOR  HAS THE  COMMISSION PASSED UPON  THE ACCURACY OR
    ADEQUACY OF  THIS PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY  IS A
                               CRIMINAL OFFENSE.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                                    UNDERWRITING    PROCEEDS
                                        PRICE TO   DISCOUNTS AND    TO SELLING
                                         PUBLIC    COMMISSIONS(1) STOCKHOLDER(2)
                                        --------   -------------- --------------
Per Share............................    $             $              $
Total(3).............................  $             $              $

-----
  (1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Expenses associated with the offering, estimated at $1,000,000, are payable by the Company.
  (3) The Selling Stockholder has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 2,475,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions
      and proceeds to Selling Stockholder will be $   , $    and $   ,
      respectively. See "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as, and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Gibson, Dunn & Crutcher LLP, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about November , 1997, at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER

   MERRILL LYNCH & CO.

               BANCAMERICA ROBERTSON STEPHENS

                           EVEREN SECURITIES, INC.

                                         NATIONSBANC MONTGOMERY SECURITIES, INC.

November  , 1997

        [Header reads: "Catellus Development - Diverse Capabilities and Resources." Below header is an operations chart naming the three main operations of the Company: Income-Producing Properties, Development and Fee Services. Beneath this chart is additional text reading ". . . with Strategic Geographic Presence." Then appears a map of the United States with California highlighted and with the locations of the Company's developable land supply and income-producing properties marked.]




  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                                  [GATEFOLD]

[The Company's logo is in center. In the upper left hand quadrant, under the heading "Income-Producing Properties, are photographs of certain of the Company's industrial buildings (under "Industrial" caption); an office project (under "Office" caption), and a retail center (under "Retail" caption). In the lower left hand quadrant, under the heading "Fee Services", are photographs of the Metropolitan Transportation Authority's headquarters at Union Station (under "Fee Development" caption, a typical land lease property under management
(under "Fee Management" caption) and the Metropolitan Water District headquarters under construction at Union Station (also under "Fee Development" caption). On the right half of page under the heading "Development", are additional photographs: industrial construction photographs (under "Residential" caption); and a photograph of a mixed-use project (Union Station in Los Angeles under the "Mixed-Use" caption).]

  NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.


                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   4
Incorporation of Certain Documents by Reference..........................   4
Prospectus Summary.......................................................   5
Statement Regarding Forward-Looking Disclosure...........................  14
Risk Factors.............................................................  14
Use of Proceeds..........................................................  17
Common Stock Price Range and Dividend Policy.............................  18
Capitalization...........................................................  19
Selected Financial Data..................................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  34
Management...............................................................  50
Certain Transactions.....................................................  56
Principal and Selling Stockholders.......................................  57
Description of Capital Stock.............................................  61
Underwriters.............................................................  62
Legal Matters............................................................  65
Experts..................................................................  65
Index to the Financial Statements ....................................... F-1

                               ----------------

  CERTAIN STATEMENTS CONTAINED UNDER "PROSPECTUS SUMMARY," "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND "BUSINESS," INCLUDING, WITHOUT LIMITATION, THOSE CONCERNING THE COMPANY'S OPERATING STRATEGY, ITS EXPANSION PLANS, ECONOMIC PERFORMANCE AND FINANCIAL CONDITION CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND SECTION 21E OF THE SECURITIES AND EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). BECAUSE SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER "RISK FACTORS."

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-3, including amendments thereto, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all information contained in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and exhibits and schedules to the Registration Statement. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. The Registration Statement, including exhibits and schedules thereto, as well as the reports, proxy statements and other information filed by the Company with the Commission can be inspected without charge at the Public Reference Room of the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, NY 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can also be obtained at proscribed rates from the public reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Electronic filings made through the electronic data gathering analysis and retrieval system are also publicly available through the Commission's Web Site (http:\\www.sec.gov). The Company's securities are listed on the New York Stock Exchange (the "NYSE"). Reports, proxy and information statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents which have been filed with the Commission by the Company are hereby incorporated by reference in this Prospectus:

  (1)  Annual report on Form 10-K for the fiscal year ended December 31, 1996.
  (2) Quarterly report on Form 10-Q for the fiscal quarter ended March 31, 1997.
  (3) Quarterly report on Form 10-Q for the fiscal quarter ended June 30, 1997.

  (4) Quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1997.

  (5) The description of the Common Stock, par value $0.01 per share (the "Common Stock") of the Company contained in its Registration Statement on Form 10 dated July 18, 1990.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering made hereby, shall be deemed incorporated by reference herein and to be a part hereof from the date of filing such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of the above documents (excluding exhibits) may be obtained upon request without charge from the Company, Attention: Investor Relations Department, 201 Mission Street, San Francisco, CA 94105; Telephone: (415) 974-4500.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus is presented on the assumption that the over-allotment option granted to the Underwriters has not been exercised. As used herein, the term "Company" refers to Catellus Development Corporation and its subsidiaries.

                                  THE COMPANY

  Catellus Development Corporation (the "Company") is a diversified real estate operating company with a large portfolio of income-producing properties and developable land. The Company engages in a broad range of development activities including industrial, residential and major mixed-use projects; has
17.7 million square feet of income-producing properties; and believes it has one of the largest portfolios of developable land in the western United States. Management believes the Company's developable land, once entitled and approved, is capable of supporting up to an estimated: 28.0 million square feet of industrial space; 11.6 million square feet of research and development ("R&D"), biotech and office space; 21,000 residential units; 9.5 million square feet of central business district ("CBD") office space; and 1.5 million square feet of retail/entertainment space. Approximately 77% of the income-producing properties and over 62% of its total commercial development potential by square footage are located in California. Management believes that the Company's diversity in real estate business lines, product types, capabilities, income-producing properties and developable land assets differentiates it from other public real estate companies. Moreover, the Company is a traditional corporation rather than a real estate investment trust ("REIT"); thus it can reinvest its earnings, and it has greater flexibility to aggressively pursue new opportunities without the need to raise additional equity capital as frequently as a REIT.

  The Company was originally formed to conduct the non-railroad real estate activities of the Santa Fe Pacific Corporation and was spun-off to stockholders in 1990. The Company's railroad heritage has given it a diverse base of developable properties located near transportation corridors in major urban areas. Over time, these properties have proven suitable for a variety of product types (industrial, retail, office and residential), with the larger land sites most suitable for large-scale, mixed-use projects. Management believes that these in-fill locations offer the opportunity for attractive returns and reduce the market risks associated with new development.

  Starting in the third quarter of 1994, the Company began assembling a new, entrepreneurial and experienced management team focused on developing a new strategic plan for the Company. The Company has built a well-rounded team of over 40 professionals with a wide-ranging set of core competencies in development, including entitlement experience, land-use planning, design, construction, leasing, real estate finance and asset management. This group of professionals has individual real estate experience ranging from 10 to 25 years.

  The new strategic plan implemented in 1995 was designed to improve the capital structure and eliminate the historic operating deficits of the Company; to optimize the value of the Company's portfolio and increase existing revenue streams; and to capitalize on core competencies by expanding the Company's activities outside of its existing asset base. In implementing this strategy, the Company has:

  . Increased EBDDT (earnings before depreciation, deferred taxes and non-recurring items) from $14.7 million in 1994 to $25.9 million in 1996, which represents a growth rate of 32.8% compounded annually, and increased EBDDT from $15.8 million to $44.1 million, or 179%, from the nine months ended September 30, 1996 to the same period in 1997.

  . Improved its financial flexibility by repaying debt and eliminating its preferred stock through redemptions and forced conversions. As a result, the ratio of debt and preferred stock to total market capitalization declined from 66.6% at December 31, 1994 to 20.3% at September 30, 1997, while the Company's fixed charge ratio (earnings before interest, taxes, depreciation and amortization, adjustments to the carrying value of property and preferred stock dividends to total interest costs and preferred stock dividends) increased from 1.01:1 in 1994 to 1.70:1 in 1996 and 2.29:1 for the nine months ended September 30, 1997.

  . Sold $167.0 million of non-strategic assets from January 1, 1995 through September 30, 1997, using the proceeds to pay down a portion of its existing debt and fund new development. In addition, at September 30, 1997, the Company had $66.6 million of such assets under contract or option for sale.

  . Expanded the volume of industrial construction starts from 381,000 square feet in 1994, to 792,000 in 1995 and 3.3 million in 1996, and expects to exceed the 1996 level in 1997.

  . Increased its core competencies across a wide range of real estate activities and, through its March 1996 acquisition of The Akins Companies (which now operates as Catellus Residential Group), further augmented and diversified its core development capabilities. The Akins Companies, a diversified residential real estate company, has developed more than 10,000 homes throughout Southern California since 1950.

STRATEGY

  The Company intends to focus on increasing EBDDT by continuing to develop its significant land portfolio, by opportunistically acquiring new properties or businesses to support additional development, and by continuing to provide third-party fee development and management services. In addition, the Company will continue to focus on increasing cash flow from its portfolio of income-producing assets. In the future, the Company will continue to assess the feasibility of entering into complementary lines of business and refining or reconfiguring its existing portfolio to take account of its experience, opportunities presented and changing market conditions. The key elements of the Company's current strategy are discussed below.

  DEVELOPMENT OPPORTUNITIES IN EXISTING LAND PORTFOLIO

  The Company's existing developable land portfolio, once entitled and approved, can support an estimated 50.5 million square feet of new commercial development (approximately 33.2 million square feet of which is already entitled and approved) and an estimated 21,000 residential units. In 1998 and 1999, the Company expects to increase its industrial and residential activity further and to expand office, R&D and urban entertainment development in connection with its major mixed-use projects. The Company believes its development capabilities and experience with a variety of major real estate product types allows it to optimize the value of its development projects. The chart below summarizes the estimated development potential of the Company's current land holdings (including recent and pending acquisitions) as of October 30, 1997:

                                     R&D, BIOTECH               RETAIL/
                          INDUSTRIAL   & OFFICE   CBD OFFICE ENTERTAINMENT   RESIDENTIAL
                          ---------- ------------ ---------- ------------- ---------------
                                          (IN SQUARE FEET)                 (LOTS OR UNITS)
Industrial Land.......... 26,940,000         --         --           --           --
Residential Land (1).....        --          --         --           --        16,464
Mixed-Use Projects
 Mission Bay (San Fran-
  cisco, California).....        --    5,000,000        --       850,000        4,600
 Pacific Commons (Fre-
  mont, California) (2)..  1,000,000   6,624,000        --       250,000          --
 Union Station (Los Ange-
  les, California).......        --          --   6,450,000       50,000          --
 Santa Fe Depot (San Die-
  go, California)........        --          --   3,000,000      300,000          --
                          ----------  ----------  ---------    ---------       ------
 Total................... 27,940,000  11,624,000  9,450,000    1,450,000       21,064
                          ==========  ==========  =========    =========       ======
   Entitled and Approved
    (3).................. 23,360,000         --   9,450,000      350,000        6,554
   Entitlements/Approvals
    In Progress..........  4,580,000  11,624,000        --     1,100,000       14,510

--------
(1) Some of these potential lots/units are not yet owned by the Company (or a joint venture of the Company) but are pending acquisitions or subject to options. See "Business--Development--Residential" for detail.

(2) Although entitled, certain additional approvals need to be obtained. See "Business--Development--Mixed-Use Projects--Pacific Commons, Fremont, CA."

(3) Entitled means having the necessary discretionary local government approvals to proceed with development.

  ACQUISITION OF NEW DEVELOPMENT PROPERTIES

  The Company believes that its diverse capabilities and access to capital provide it with a competitive advantage in identifying and acquiring additional development opportunities. The Company focuses on markets with strong job growth and real estate supply/demand dynamics. Recent acquisitions include:

 . Talega Valley--a 3,470-acre residential land development project located in San Clemente, California purchased for $31.1 million in a joint venture with Starwood Capital and Standard Pacific Corporation. Planned development, upon completion of entitlements and approvals, includes up to 4,965 homes and supporting amenities.
 .  Stapleton Business Park--a 294-acre land site adjacent to the Stapleton
   Airport in Denver, Colorado purchased for $9.25 million. Development potential for this land, upon completion of entitlements and approvals, is up to an estimated 3.4 million square feet of warehouse/distribution and light industrial space.

 . Northern California Industrial and Residential Land Sites--a 27.3-acre industrial site in Oakland (including 13.4 acres currently under development) purchased for $5.1 million with a development potential of up to an estimated 550,000 square feet. Development of 277,000 square feet on this site began in the third quarter of 1997. The Company also purchased a 13.5-acre land site adjacent to its existing 51-acre flex-tech site (including 9.6 acres currently under development) located in Richmond, California for $2.9 million. Development potential for this 13.5 acre site, upon completion of entitlements and approvals, is up to an estimated 227,000 square feet of light industrial space. In addition, the Company has an option to acquire a 220-acre site capable, upon completion of entitlements and approvals, of supporting up to an estimated 1,000 residential units in Hercules.

 . Southern California Industrial and Residential Land Sites--an 8-acre 47-lot housing development in Spinnaker Bay in the Long Beach Marina district and a 96-lot land site in Carlsbad. The Company has contracted to purchase a 62.1-acre land site located in Mira Loma, California for $6.4 million. This purchase of fully entitled land, upon completion of approvals, is estimated to have development potential of up to 1.4 million square feet of light industrial space. There can be no assurance that the Company will actually acquire this property.

  DEVELOPMENT AND FEE SERVICES

  The diverse capabilities of its management team provide the Company with an opportunity to export skills to third parties. Management believes that its development and fee service business allows it to both facilitate development of its own assets through sales to end-users under design-build contracts, as well as provide services to landowners which can result in future development opportunities. The Company has over 17,000 ground leases under management.

OPERATIONS

  The Company's operations consist of three principal business lines: income-producing properties, development (including industrial, mixed-use and residential) and fee services. In addition, the Company owns approximately 784,000 acres of desert land. The Company believes that the combination of income-producing properties and development activities allows it to benefit from the more stable cash flow of income-producing properties and, at the same time, to pursue higher-yielding, yet more volatile, development activities. Since 1995, the Company has aggressively pursued development and fee service activities to augment the income generated by its income-producing properties, as illustrated by the following charts:

                1995                              1997(2)
                LOGO                                LOGO
--------
(1) Operating income before corporate overhead, interest, depreciation, taxes and other expenses.
(2) Twelve months--October 1, 1996 through September 30, 1997.

  INCOME-PRODUCING PROPERTIES

  As of September 30, 1997, the Company's income-producing portfolio consisted of over 17.7 million square feet of space and various other assets, such as 5,300 acres of ground leases and interests in several commercial joint ventures. The portfolio's product types are as follows: 14.0 million square feet of industrial buildings, 1.6 million square feet of suburban and CBD office space, 928,000 square feet of power centers and neighborhood retail, and approximately 1.2 million square feet of interim-use buildings and operating properties located on its mixed-use development projects. The Company also currently has over 1.2 million square feet of industrial space under construction, which will be added to its portfolio over the next year. The Company's income-producing portfolio is well-leased with the average occupancy of the portfolio at 97% as of September 30, 1997.

  The following chart represents the percentage of property operating income, by product type, of the Company's income-producing portfolio for the nine months ended September 30, 1997:

     PROPERTY OPERATING INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                      LOGO
--------
(1) This category represents interim income-producing uses of properties intended for mixed-use development.

  INDUSTRIAL DEVELOPMENT

  The Company believes it is one of the largest owners of developable, industrial land in the western United States, with land holdings that, once entitled and approved, would support the development of an estimated 27.0 million square feet of new buildings. Since the change of management in 1994, the Company has increased its development activities from starts of 381,000 square feet in 1994 to 3.3 million square feet in 1996 and expects to exceed the 1996 level in 1997.

  The Company develops industrial product both on a build-to-suit and a speculative basis while pursuing a wide range of exit strategies for this product in order to increase returns and reduce risk. These strategies include the sale of finished or partially finished pads, the construction and sale of completed buildings and the retention of buildings in the Company's portfolio.

  MIXED-USE DEVELOPMENT PROJECTS

  The Company's land portfolio includes four major mixed-use development sites in California that would support over an estimated 23.5 million square feet of additional development plus 4,600 residential units:

  . Mission Bay (San Francisco) -- approximately 300-acre project adjacent to downtown San Francisco, next to the planned San Francisco Giants ballpark and surrounding the proposed expansion campus for the University of California at San Francisco. Development proposed on the Company's portion of this project, once entitled and approved, would include up to: 4,600 residential units, 5.0 million square feet of office, R&D and biotech space, 850,000 square feet of retail/entertainment product and a 500-room hotel.

  . Pacific Commons (Fremont) -- the largest planned business park in the Silicon Valley on an 840-acre site owned by the Company in the City of Fremont. The Company currently has over 614,000 square feet of R&D, industrial and warehouse space under construction at Pacific Commons. Upon completion of the approval process, the Company proposes to develop an additional 7.9 million square feet of office, corporate campus, retail, R&D and light industrial space.

  . Union Station (Los Angeles) -- a 43-acre project owned by the Company in downtown Los Angeles which is entitled for an additional 6.5 million square feet of office space, with the flexibility to substitute other uses, such as retail and housing. The Company is currently constructing, pursuant to a design-build contract, a 500,000 square-foot office building adjacent to Union Station.

  . Santa Fe Depot (San Diego) -- a 14-acre site owned by the Company near the waterfront in downtown San Diego currently entitled for 3.3 million square feet of office and retail space.

  RESIDENTIAL DEVELOPMENT

  As part of its strategic plan to enhance core competencies and capitalize on improving residential markets in California, the Company acquired The Akins Companies in 1996, which now operates as Catellus Residential Group ("CRG"). Management believes that this acquisition enables it to pursue residential opportunities on its existing land holdings to optimize the value of those holdings. As of September 30, 1997, the Company owned or had under option to purchase property capable, when entitled and approved, of supporting approximately 21,000 residential housing units (16,464 on residential projects and 4,600 at Mission Bay), 76% of which are located in California.

  During 1996, CRG sold 204 houses (27 owned by consolidated joint ventures, 108 by unconsolidated joint ventures in which the Company holds an interest and 69 located in residential developments managed by the Company for third parties) and 293 lots (155 owned by the Company and 138 located in residential developments managed by the Company for third parties) and, through a joint venture, began construction on 220 apartment units. For the first nine months of 1997, CRG sold 205 houses (38 owned by consolidated joint ventures, 70 by unconsolidated joint ventures in which the Company holds an interest and 97 located in residential developments managed by the Company for third parties). The Company expects to increase its residential development activity in 1998.

  FEE MANAGEMENT SERVICES

  In addition to development and management of its own assets, the Company engages in fee development and management for third parties. In 1996, the Company generated approximately $3.4 million in net fees from these activities and approximately $4.4 million in net fees in the first nine months of 1997. Current fee development and management services provided by the Company are: management of over 17,000 ground leases and 120,000 permits in the real property portfolio of the Burlington Northern Santa Fe Railroad ("BNSF"), preparation of an inventory of non-railroad real estate assets of the Canadian Pacific Railroad, fee development of the 500,000-square-foot corporate headquarters for the Metropolitan Water District at Union Station in Los Angeles and management of the Metropolitan Transportation Authority's corporate headquarters and transit plaza also at Union Station.

  DESERT LAND RESOURCES

  The Company, through the Catellus Resources Group, owns approximately 784,000 acres of desert land, located primarily in the Mojave Desert. In order to facilitate the disposition of this acreage, the Company is exploring the potential for agricultural, mineral, water, telecommunications, energy and waste management uses for these properties. The Company is also exploring opportunities to sell or to exchange portions of such land with government agencies and other entities. See "Business--Catellus Resources Group Portfolio."

GEOGRAPHIC PRESENCE

  The Company's properties are located primarily throughout the western United States, concentrated most heavily in California. The majority of its properties are in ten of the top twenty "Favored Investment Markets Forecast" for real estate, as cited by the Urban Land Institute's 1997 Real Estate Forecast: Mid-Year Outlook ("1997 ULI Forecast"). The Company's California assets are strategically concentrated in the state's largest metropolitan areas: San Francisco, Los Angeles, San Jose/Silicon Valley, Riverside/San Bernardino Counties, Orange County and San Diego, each of which, according to the 1997 ULI Forecast, is ranked in the top twenty metropolitan areas in the U.S. for investment potential. In the U.S. Census Bureau's (the "Census") latest population study, it was projected that most of the western states are expected to enjoy 25% or more population growth by 2025, and five of these are expected to show growth of over 50%. California's population base is forecasted in the Census to grow over 60%, from 31.6 million people in 1995 to 49.3 million in 2025, more than any other state in the U.S. The 1997 Economic Report of the Governor of the State of California (the "Governor's Report") reported that 1996 job growth in California was 2.8% versus 2% for the nation as a whole (the fastest pace of job creation for California since 1989) and is expected to continue to outpace the nation for the next two years. Personal income levels in California, according to the Governor's Report, also exceeded the national levels in 1996, increasing 6.5% as compared to the nation's 5.5% increase. This employment and income growth is being driven primarily by the entertainment, high technology, manufacturing and services sectors of California's economy. The Company believes that these economic indicators show that California has entered into a recovery period from the recent recession and should experience economic growth for the foreseeable future.

                                  THE OFFERING

Common Stock offered
 United States offering.......................  13,200,000 shares
 International offering.......................   3,300,000 shares
   Total......................................  16,500,000 shares
Common Stock Outstanding After the Offer-
 ing(1)....................................... 106,488,153 shares
Use of Proceeds............................... No proceeds will be received by the Company. See "Use of
                                                Proceeds."
New York, Pacific and Midwest Stock Exchange
 Symbol....................................... CDX

--------
(1) As of September 30, 1997. Does not reflect 6,510,159 shares of Common Stock issuable upon the exercise of options. A total of 2,239,841 additional shares of Common Stock are reserved for issuance under the Company's stock option plans. See Note 13 to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                          NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                                    ----------------------------------  -------------------------
                                                       1994        1995        1996        1996        1997
                                                    ----------  ----------  ----------  -------------------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
STATEMENT OF OPERATIONS DATA:
Rental revenue....................................  $   99,183  $  102,828  $  115,886  $   86,020  $    95,127
Rental revenue, property operating costs and joint
 venture earnings ................................  $   73,814  $   78,004  $   82,471  $   61,612  $    72,242
Gain on development property sales................  $      --   $      953  $   15,623  $    9,315  $     7,006
Net earnings (loss) applicable to common stock-
 holders(1).......................................  $  (26,260) $  (56,815) $    1,894  $   (5,172) $    15,719
Net earnings (loss) per share of common stock.....  $    (0.36) $    (0.78) $     0.03  $    (0.07) $      0.16
Average number of common shares outstanding.......      72,967      72,967      74,947      74,251       97,702

OTHER OPERATING DATA:
EBDDT(2)..........................................  $   14,665  $   18,254  $   25,852  $   15,804  $    44,059
Annual fixed charges(3)...........................  $   72,533  $   73,129  $   67,550  $   50,255  $    35,707
Debt and preferred stock to total market capital-
 ization(4).......................................        66.6%       65.6%       46.8%       50.5%        20.3%
Capital expenditures(5)...........................  $   73,900  $   68,523  $  115,338  $   62,049  $   148,031

                                             AS OF DECEMBER 31,        AS OF
                                           ----------------------- SEPTEMBER 30,
                                              1995        1996         1997
                                           ----------- ----------- -------------
                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Total properties, net..................... $ 1,007,451 $ 1,024,102  $ 1,106,772
Total assets.............................. $ 1,097,604 $ 1,123,118  $ 1,206,261
Mortgage and other debt................... $   496,180 $   496,742  $   563,641
Preferred Stock........................... $   322,500 $   274,428  $       --
Total stockholders' equity................ $   442,874 $   422,453  $   441,908

--------
(1) Includes charges of $24.1 million in 1994 and $102.4 million in 1995 to adjust the carrying value of certain properties. The 1995 charge included $84.8 million resulting from the Company's decision to terminate the 1991 Development Agreement for its Mission Bay project in San Francisco. See
    Note 6 to Consolidated Financial Statements included in this Prospectus for further discussion.
(2) The Company uses a supplemental performance measure along with net earnings
    (loss) to report its operating results. This measure, Earnings Before Depreciation and Deferred Taxes (EBDDT), is not a measure of operating results or cash flows from operating activities as defined by generally accepted accounting principles. Additionally, EBDDT is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to cash flows as a measure of liquidity. However, the Company believes that EBDDT provides relevant information about its operations and is necessary, along with net earnings (loss), for an understanding of its operating results.

    Depreciation, amortization and deferred income taxes are excluded from EBDDT as they represent non-cash charges. Gains on the sale of non-strategic land and other assets, adjustments to the carrying value of property, premiums on the redemption of preferred stock and restructuring costs, conversion of debenture costs and extraordinary expense related to early retirement of debt represent non-operating, unusual and/or nonrecurring items and are therefore excluded from EBDDT. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) Represents interest incurred (See Note 3 to the Company's Consolidated Financial Statements) plus preferred stock dividends.
(4) Represents the ratio of total debt plus the face value of preferred stock to equity market capitalization (based on the number of common shares outstanding at the end of the period indicated and the closing stock price for each respective period) plus total debt and preferred stock.
(5) Represents expenditures for commercial and residential development for projects to be developed and sold or held for rental.

                STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

  This Prospectus (including the documents incorporated by reference herein) contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and the Company intends that such forward-looking statements be subject to the safe harbor protection provided thereby. These forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to the future economic performance of the Company. The forward-looking statements may be identified by use of forward-looking terminology, such as "may," "believe," "intend," "will," "expect," "anticipate," "estimate," "continue" or the negative thereof or other variations thereon or comparable terminology. The Company's actual operating results and financial condition could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                 RISK FACTORS

  The following risk factors should be considered carefully in conjunction with the other information contained in this Prospectus or incorporated by reference herein in evaluating the Company and its business before purchasing the Common Stock offered hereby.

GENERAL REAL ESTATE INVESTMENT RISKS

  As a real estate development and management company, the Company is subject to certain risks generally incident to the development, ownership and management of real property. These risks include the cyclical nature of real estate markets; changes in general economic, business and credit conditions, including interest rate levels and availability of financing; applicable federal, state, and local regulations; changes in availability and cost of insurance; increases in the costs of labor and materials; material shortages; strikes; changes in market rental rates; competition for tenants; the bankruptcy or insolvency of tenants; and potential liability under environmental and other laws. In addition, the Company and its predecessors have owned some of the properties in its portfolio for many years and acquired properties in a variety of ways, including by railroad land grants. The Company has not obtained title insurance on all of the properties in its portfolio, and some properties may be subject to limitations on or challenges to the Company's title. Real estate investments are relatively illiquid and, therefore, the ability of the Company to vary its portfolio quickly in response to changes in economic or other conditions is limited. Further, certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the real property is producing any income.

DEVELOPMENT RISKS

  Any existing or future development activities of the Company will entail certain risks, including the expenditure of funds on and devotion of management's time to projects which may not come to fruition; the risk that development or redevelopment costs of a project may exceed original estimates, possibly making the project uneconomic; the risk that occupancy rates and rents at a completed project will be less than anticipated or that there will be vacant space at the project; the risk that expenses at a completed development will be higher than anticipated; and the risk that permits and other governmental approvals will not be obtained. In addition, the Company's real estate development activities require significant capital expenditures. The Company will be required to obtain funds for its capital expenditures and operating activities through cash flow from operations, property sales or financings. There can be no assurances that funds available from cash flow, property sales and financings will be sufficient to fund the Company's required or desired capital expenditures for development. If the Company were unable to obtain sufficient funds, it might have to defer or otherwise limit certain development activities. In addition, any new development or any rehabilitation of older projects can require compliance with new building codes and other regulations, including the Americans with Disabilities Act. The Company cannot estimate the cost of complying with such codes and regulations, and such costs can make a new project or some otherwise desirable uses of an existing project uneconomic.

ENTITLEMENTS AND APPROVALS

  Before the Company can develop property, it must obtain a variety of approvals (entitlements) from local governments with respect to such matters as zoning, subdivision, architectural design, environmental and other issues. The Company must also obtain a variety of approvals from state and federal governments with respect to issues that may include environmental issues, issues related to special status species, issues related to the public trust, and others. Because of the discretionary nature of these approvals and concerns which may be raised by various governmental officials, public interest groups and other interested parties during both the approval and development process, the Company's ability to develop properties and realize income from its projects could be delayed, reduced or eliminated.

LEASING RISK

  The Company is subject to the risk that, upon the expiration of leases for space located in its properties, leases may not be renewed by existing tenants, the space may not be re-leased to new tenants or the terms of renewal or re-leasing (including the cost of required renovations or concessions to tenants) may be less favorable to the Company than current lease terms. A tenant from time to time may experience a down-turn in its business which may cause the loss of the tenant or may weaken its financial condition, and result in the tenant's failure to make rental payments when due, result in a reduction in percentage rent receivable with respect to retail tenants or require a restructuring that might reduce cash flow from the lease. In addition, a tenant of any of the Company's properties may seek the protection of bankruptcy, insolvency, or similar laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow available to the Company. Although the Company has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future or, if any tenants file, that they will affirm their leases or continue to make rental payments in a timely manner.

DEPENDENCE ON CALIFORNIA MARKET

  The Company presently conducts most of its business in California. Consequently, the Company's results of operations are dependent in part on economic and other conditions in California which are beyond the Company's control. During the early and mid-1990's, the California economy was particularly affected by the recession, resulting in reduced demand for commercial and industrial space and lower selling prices and rental rates. Management believes that the California economy is now in a recovery phase. There can be no assurance, however, that management's belief regarding the recovery of the California economy will prove to be correct or that California will not be affected by a recession in the future. If management's assumption is incorrect or if a future recession in the California economy occurs, the Company's financial results in the future could be adversely affected.

NATURAL DISASTERS

  Natural disasters, such as earthquakes, floods or fires, or unexpected climactic conditions, such as unusually heavy or prolonged rain, particularly in California, where the Company's assets are concentrated, may have an adverse impact on the ability of the Company to develop its properties and realize income from its projects.

ENVIRONMENTAL MATTERS

  The Company is subject to various federal, state and local laws and regulations covering the discharge of hazardous materials into the environment, or otherwise relating to the protection of the environment. Under such laws, a current or previous owner or operator of real property may be liable for the cost of removal of hazardous materials from such property or the remediation of contaminated properties. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous materials. Because the Company owns (or the Company or its corporate predecessors affiliated with railroad operators have in the past owned) properties in urban and industrial areas, and the Company and its corporate predecessors have historically leased many of its properties to commercial and industrial tenants whose activities may have resulted in discharges onto such properties, the Company incurs ongoing environmental remediation costs and is subject from time to time to environmental actions by governmental entities and private parties. Under existing environmental laws, the Company may be responsible for all or part of the costs of the clean-up of sites at which hazardous materials have been released, regardless of whether the Company was responsible for the release. While the Company or outside consultants have evaluated the environmental liabilities associated with most of the Company's properties, any evaluation is necessarily based upon then prevailing law, site conditions and the use of sampling methodologies. In addition, many of the Company's properties are in the early stages of development, and the environmental studies and investigations which have been performed are preliminary. It is possible that significant unknown costs and liabilities may arise in the future relating to these properties and that certain development projects may be significantly impeded, delayed or cancelled as a result of associated remediation costs. Although there can be no assurance, the Company does not believe that the costs relating to known environmental issues will have a material adverse effect on its business or financial condition or results of operations. See "Business--Environmental Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Environmental Matters."

LEVERAGE

  The Company has in the past and may in the future have a significant amount of indebtedness. At September 30, 1997, the Company had total consolidated debt of approximately $563.6 million. In order to finance its development activities, the Company expects to incur additional indebtedness in the future. The ability of the Company to meet its debt service obligations will be dependent upon its future performance, which in turn will be subject to general economic and California real estate market conditions and to financial, competitive, business and other factors including factors beyond the Company's control. If the Company is at any time unable to generate sufficient cash flow from operations to service its debt, it may be required to sell assets or to refinance all or a portion of its debt. There can be no assurance that the Company would be able to sell sufficient assets or effect a refinancing on terms that are favorable or acceptable to the Company.

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent on a small number of executive officers for significant contributions. If the Company is unable to retain this group or to find comparable replacements, the loss of their services could have an adverse effect on the Company's financial condition and results of operations.

COMPETITION

  The real estate industry is generally fragmented and characterized by significant competition. Numerous developers, owners of office and retail properties and managers compete with the Company in seeking properties for acquisition, development and management opportunities, tenants, and purchasers for homes and for non-strategic assets. There are competitors in each area in which the Company operates which have greater capital resources than the Company. There can be no assurance that the existence of such competition will not have a material adverse effect on the Company's business, operations and cash flow.

JOINT VENTURE RISKS

  The Company has direct or indirect equity interests in various joint ventures. A joint venture may involve special risks associated with the possibility that (i) the venture partner at any time may have economic or business interests or goals that are inconsistent with those of the Company,
(ii) the venture partner may take actions contrary to the instructions or requests of the Company or contrary to the Company's policies or objectives with respect to its real estate investments or (iii) the venture partner could experience financial difficulties. Actions by the Company's venture partners may have the result of subjecting property owned by the joint venture to liabilities in excess of those contemplated by the terms of the joint venture agreement or have other adverse consequences. In its role as a general partner of certain joint ventures, the Company may be jointly or severally liable for the debts and liabilities of the joint ventures. The Company may not be able to control decisions made by its joint ventures. See "Business--Income-Producing Properties--Joint Ventures" and "Business--Development--Joint Ventures."

SHARES AVAILABLE FOR FUTURE SALE

  No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the prevailing market price of the Common Stock from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See "Principal and Selling Stockholders." The Selling Stockholder and the Company and certain of its directors and officers who own Common Stock have agreed not to offer, sell, contract to sell, or otherwise dispose of any Common Stock or securities exercisable for, convertible into or exchangeable for any such securities, for a period of 180 and 90 days, respectively, after the closing of the Offering without the prior written consent of Morgan Stanley & Co. Incorporated other than, in the case of the Company, the issuance of options under existing stock option plans and the issuance of Common Stock upon the exercise of options under such plans. In addition, if the Company files a registration statement in connection with a public offering for cash, the Selling Stockholder may request that its securities be included in such registration statement subject to certain volume limitations. See "Underwriters."

VOLATILITY OF STOCK PRICE

  The market price of the Company's Common Stock has fluctuated substantially over the last several years. There can be no assurance that the market price of the Common Stock will not continue to fluctuate significantly. Future announcements concerning the Company or its competitors, quarterly variations in operating results, commencement of new development projects, changes in earnings estimates by analysts or changes in accounting policies, among other factors, could cause the market price of the Common Stock to fluctuate substantially. In addition, stock markets have experienced extreme price and volume volatility in recent years, particularly with respect to the stocks of real estate companies. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations could adversely affect the market price of the Common Stock. See "Common Stock Price Range and Dividend Policy."

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the shares offered by the Selling Stockholder. See "Principal and Selling Stockholders."

                 COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

  The Company's Common Stock is listed on the NYSE, the Pacific Stock Exchange and the Midwest Stock Exchange under the symbol "CDX." The following table sets forth for the periods indicated the high and low sale prices of the Company's Common Stock as reported by Bloomberg Financial Markets:

                                                    COMMON STOCK PRICE
                                                    -----------------------
                                                      HIGH           LOW
                                                    ---------     ---------
   Year ended December 31, 1995
     First Quarter................................. $      6 1/8  $      5 1/8
     Second Quarter................................        6 7/8         5 5/8
     Third Quarter.................................        6 7/8         6 1/8
     Fourth Quarter................................        6 5/8         5 3/8
   Year ended December 31, 1996
     First Quarter.................................        8 1/4         5 7/8
     Second Quarter................................        10            7 3/4
     Third Quarter.................................       10 1/2         8 1/8
     Fourth Quarter................................       11 1/2         9 1/2
   Year ended December 31, 1997
     First Quarter.................................       16 5/8        11 1/8
     Second Quarter................................       18 3/8        13 5/8
     Third Quarter.................................       21 7/16       18 3/16
     Fourth Quarter (through November 7, 1997).....        22           16 5/16

  A recent reported last sale price of the Company's Common Stock on the NYSE is set forth on the cover page of this Prospectus. As of November 7, 1997, there were approximately 33,027 holders of record of the Company's Common Stock.

  The Company has never declared or paid any cash dividends on its Common Stock. The Company intends to retain any earnings to support operations and to finance development projects and does not intend to pay cash dividends on the Common Stock in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the Company's capitalization as of September 30, 1997.

                                                                  AS OF
                                                            SEPTEMBER 30, 1997
                                                            ------------------
                                                              (IN THOUSANDS)
   Mortgage and Other Debt
     First mortgage loans..................................     $  319,218
     Secured revolving credit line (1).....................        176,100
     Unsecured revolving credit line (2)...................             --
     Construction loans and other (3)......................         68,323
                                                                ----------
       Total Mortgage and other debt, including current
        portion............................................        563,641
                                                                ----------
   Stockholders' Equity
     Common Stock, $0.01 par value, 150,000,000 shares au-
      thorized;
        106,488,153 shares issued and outstanding (4)......          1,065
     Preferred Stock, 50,000,000 shares authorized; none
      outstanding..........................................             --
     Additional paid-in capital............................        474,225
     Accumulated deficit...................................        (33,382)
                                                                ----------
       Total stockholders' equity..........................        441,908
                                                                ----------
       Total capitalization................................     $1,005,549
                                                                ==========

--------
(1) At September 30, 1997, the Company had $75.7 million available under a $265 million credit facility.

(2) At September 30, 1997, the Company had $25.0 million available under an unsecured credit facility.
(3) At September 30, 1997, the Company had $13.8 million available under construction loan facilities.
(4) Excludes 6,510,159 shares of Common Stock issuable upon exercise of options outstanding as of September 30, 1997, at a weighted average exercise price of $8.303 per share, and 2,239,841 shares reserved for issuance under the Company's stock option plans.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1994, 1995 and 1996 and the balance sheet data as of December 31, 1995 and 1996 are derived from the consolidated financial statements included elsewhere in this Prospectus, which have been audited by Price Waterhouse LLP. The statement of operations data for the years ended December 31, 1992 and 1993 and the balance sheet data as of December 31, 1992, 1993 and 1994 are derived from consolidated financial statements not included in this Prospectus, which have also been audited by Price Waterhouse LLP. The statement of operations data for the nine-month periods ended September 30, 1996 and 1997 and the balance sheet data as of September 30, 1997 are derived from the unaudited consolidated financial statements included elsewhere in this Prospectus that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. These historical results are not necessarily indicative of the results to be expected in the future and results for interim periods are not necessarily indicative of results for the entire year.

                                                                             NINE MONTHS
                                                                                ENDED
                                    YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                          -----------------------------------------------  ----------------
                           1992      1993      1994      1995      1996     1996     1997
                          -------  --------  --------  --------  --------  -------  -------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Income-producing proper-
 ties
 Rental revenue.........  $96,496  $107,625  $ 99,183  $102,828  $115,886  $86,020  $95,127
 Property operating
  costs.................  (37,670)  (38,708)  (29,609)  (30,650)  (39,408) (28,868) (28,848)
 Equity in earnings
  (losses) of joint ven-
  tures, net............   (1,991)    1,878     4,240     5,826     5,993    4,460    5,963
                          -------  --------  --------  --------  --------  -------  -------
                           56,835    70,795    73,814    78,004    82,471   61,612   72,242
                          -------  --------  --------  --------  --------  -------  -------
Development activities
 and fee services
 Gain on development
  property sales........      --        --        --        953    15,623    9,315    7,006
 Development and manage-
  ment fee income, net..    1,733     2,260     2,151     1,924     3,432    1,995    4,377
 Equity in earnings
  (losses) of joint ven-
  tures, net............      (25)      (60)    3,742     1,209       758      (42)   1,507
 Land holding costs,
  net...................   (2,161)     (872)   (4,891)   (3,871)   (3,724)  (2,918)    (834)
                          -------  --------  --------  --------  --------  -------  -------
                             (453)    1,328     1,002       215    16,089    8,350   12,056
                          -------  --------  --------  --------  --------  -------  -------
Interest expense........  (53,221)  (43,959)  (24,671)  (25,757)  (42,521) (32,316) (30,034)
Depreciation and amorti-
 zation.................  (29,437)  (31,117)  (28,577)  (27,990)  (30,561) (22,654) (23,038)
General and administra-
 tive expense...........  (12,876)  (13,143)  (14,818)  (10,924)   (8,019)  (5,718)  (8,242)
Gain on non-strategic
 land and other asset
 sales..................   40,204    33,165    13,307    32,789    24,405   11,775    4,628
Adjustment to carrying
 value of property (1)..      --    (32,500)  (24,100) (102,400)      --       --       --
Litigation, environmen-
 tal and restructuring
 costs..................   (1,888)  (12,637)   (2,854)     (961)    1,093      950    1,142
Other, net..............    3,221   (25,292)    3,091     2,504       (19)     439       45
                          -------  --------  --------  --------  --------  -------  -------
Earnings (loss) before
 income taxes and
 extraordinary expense..    2,385   (53,360)   (3,806)  (54,520)   42,938   22,438   28,799
Income tax (expense)
 benefit................   (1,208)    8,008     1,359    21,518   (17,537)  (9,155) (11,727)
                          -------  --------  --------  --------  --------  -------  -------
Net earnings (loss) be-
 fore extraordinary ex-
 pense..................    1,177   (45,352)   (2,447)  (33,002)   25,401   13,283   17,072
Extraordinary expense
 related to early re-
 tirement of debt, net
 of income tax benefit
 (2)....................      --     (7,401)      --        --        --       --       --
                          -------  --------  --------  --------  --------  -------  -------
 Net earnings (loss)....    1,177   (52,753)   (2,447)  (33,002)   25,401   13,283   17,072
 Preferred stock divi-
  dends.................      --    (16,132)  (23,813)  (23,813)  (22,173) (17,121)  (1,353)
 Premium on redemption
  of preferred stock....      --        --        --        --     (1,334)  (1,334)     --
                          -------  --------  --------  --------  --------  -------  -------
 Net earnings (loss)
  applicable to common
  stockholders..........  $ 1,177  $(68,885) $(26,260) $(56,815) $  1,894  $(5,172) $15,719
                          =======  ========  ========  ========  ========  =======  =======
 Net earnings (loss) per
  share of common stock:
 Before extraordinary
  expense...............  $  0.02  $  (0.87) $  (0.36) $  (0.78) $   0.03  $ (0.07) $  0.16
 Extraordinary expense
  (2)...................      --      (0.10)      --        --        --       --       --
                          -------  --------  --------  --------  --------  -------  -------
 Net earnings (loss) per
  share after
  extraordinary
  expense...............  $  0.02  $  (0.97) $  (0.36) $  (0.78) $   0.03  $ (0.07) $  0.16
                          =======  ========  ========  ========  ========  =======  =======
 Average number of com-
  mon shares outstand-
  ing...................   53,976    70,834    72,967    72,967    74,947   74,251   97,702
                          =======  ========  ========  ========  ========  =======  =======

                                                                          NINE MONTHS
                                                                             ENDED
                                  YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                          --------------------------------------------  -----------------
                           1992     1993     1994     1995      1996     1996      1997
                          -------  -------  -------  -------  --------  -------  --------
                                     (IN THOUSANDS, EXCEPT PERCENTAGES)
OTHER OPERATING DATA:
EBDDT (3)...............  $(8,406) $(9,530) $14,665  $18,254  $ 25,852  $15,804  $ 44,059
Buildings owned (square
 feet) (4)..............   14,183   13,367   13,609   14,168    16,448   16,252    17,742
Leased percentage.......     90.4%    94.9%    95.0%    95.1%     96.1%    95.2%     97.0%
Annual fixed charges
 (5)....................  $82,558  $85,684  $72,533  $73,129  $ 67,550  $50,225  $ 35,707
Debt and preferred stock
 to total market
 capitalization (6).....    70.89%   63.56%   66.56%   65.63%    46.81%   50.52%    20.32%
Capital expenditures
 (7)....................  $87,902  $61,060  $73,900  $68,523  $115,338  $62,049  $148,031

                                           AS OF DECEMBER 31,                       AS OF
                         ------------------------------------------------------ SEPTEMBER 30,
                            1992       1993       1994       1995       1996        1997
                         ---------- ---------- ---------- ---------- ---------- -------------
                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Total properties, net... $1,129,634 $1,091,832 $1,087,119 $1,007,451 $1,024,102  $1,106,772
Total assets............ $1,208,887 $1,373,827 $1,207,363 $1,097,604 $1,123,118  $1,206,261
Mortgage and other
 debt................... $  887,185 $  663,764 $  530,641 $  496,180 $  496,742  $  563,641
Preferred Stock......... $       -- $  322,500 $  322,500 $  322,500 $  274,428  $       --
Total stockholders' eq-
 uity................... $  145,923 $  525,949 $  499,689 $  442,874 $  422,453  $  441,908

--------
(1) The Company took charges of $32.5 million in 1993, $24.1 million in 1994 and $102.4 million in 1995 to adjust the carrying value of certain properties. The 1995 charge included $84.8 million resulting from the Company's decision to terminate the 1991 Development Agreement for its Mission Bay Project in San Francisco. See Note 6 to Consolidated Financial Statements included in this Prospectus for further discussion.
(2) Net income in 1993 reflects extraordinary expense of $7.4 million, net of income tax benefit, relating to a redemption premium paid to a lender and write-off of deferred financing costs on the Company's $388.2 million first mortgage loan.
(3) The Company uses a supplemental performance measure along with net earnings (loss) to report its operating results. This measure, EBDDT, is not a measure of operating results or cash flows from operating activities as defined by generally accepted accounting principles. Additionally, EBDDT is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to cash flows as a measure of liquidity. However, the Company believes that EBDDT provides relevant information about its operations and is necessary, along with net earnings
    (loss), for an understanding of its operating results.

    Depreciation, amortization and deferred income taxes are excluded from EBDDT as they represent non-cash charges. Gains on the sale of non-strategic land and other assets, adjustments to the carrying value of property, premiums on the redemption of preferred stock, restructuring costs, conversion of debenture costs and extraordinary expense related to early retirement of debt represent non-operating, unusual and/or nonrecurring items and are therefore excluded from EBDDT. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Earnings Before Depreciation and Deferred Taxes."
(4) Prior to 1996, square feet owned excluded approximately 1.1 million square feet of existing buildings, primarily at Mission Bay.
(5) Represents interest incurred (See Note 3 to the Company's Consolidated Financial Statements) plus preferred stock dividends.
(6) Represents the ratio of total debt plus the face value of preferred stock to equity market capitalization (based on the number of common shares outstanding at the end of the period indicated and the closing stock price for each respective period) plus total debt and preferred stock.
(7) Represents expenditures for commercial and residential development for projects to be developed and sold or held for rental.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The following discussion contains forward-looking statements. The Company's actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future actual results to differ materially from the Company's recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and below. The Company assumes no obligation to update the forward-looking statements or such factors.

OVERVIEW

  In the second half of 1994, the Company began building a new senior management team and undertook a number of steps designed to eliminate operating deficits, restructure the organization, enhance its core competencies, improve its capital structure and sell non-productive land assets. In particular, the Company:

  . Sold $167.0 million of non-strategic assets from January 1, 1995 through September 30, 1997, using the proceeds to pay down a portion of its existing debt and fund new development.

  . Increased development activity with industrial construction starts of 381,000 square feet in 1994, 792,000 square feet in 1995 and 3.3 million square feet in 1996, and expects to exceed the 1996 level in 1997.

  . Acquired The Akins Companies (now Catellus Residential Group), an established residential developer located in Southern California, to position the Company to pursue residential development opportunities.

  . Completed a series of redemption calls for all outstanding preferred shares, eliminating approximately $24 million in annual preferred stock dividend payments. A total of $25.8 million of preferred stock was redeemed and $296.7 million was converted into common equity.

  . Decreased the Company's ratio of debt and preferred stock to total market capitalization from 66.6% at December 31, 1994 to 20.3% at September 30, 1997.

  . Improved operating results with EBDDT (earnings before depreciation and deferred taxes) increasing from $14.7 million in 1994 to $18.3 million in 1995, $25.9 million in 1996 and $44.1 million for the nine months ended September 30, 1997.

  The Company intends to focus on increasing EBDDT by continuing to increase the development of its significant land portfolio, opportunistically acquiring new properties or businesses to support additional development, and by providing third-party fee development and management services. In addition, the Company will continue to focus on increasing cash flow from its portfolio of income-producing assets. Capital to fund this planned growth is expected to come from operations, sales of non-strategic assets and debt. In the future, the Company will continue to assess the feasibility of entering into complementary new lines of business and refining or reconfiguring its existing portofolio to take account of its experience, opportunities presented and changing market conditions.

  Although the Company has a large portfolio of income-producing properties that provides stable operating results, the Company's earnings from period to period will be affected by the nature and timing of sales of development property and non-strategic assets. Many of the Company's projects require a lengthy process to complete the development cycle before they are sold. Additionally, sales of non-strategic assets are difficult to predict and are generally subject to lengthy negotiations and contingencies that need to be resolved prior to closing. These factors tend to "bunch" income in particular periods rather than producing a more even pattern throughout the year. In addition, gross margins may vary significantly as the mix of property varies. The cost basis of the properties sold varies because (i) a number of properties have been owned for many decades; (ii) some properties were acquired within the last ten to fifteen years; and (iii) properties are owned in various geographical locations.

RESULTS OF OPERATIONS

  COMPARISON OF NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997


  Income-Producing Properties. Rental revenue and property operating costs for the Company's income-producing properties for the nine-month periods ended September 30, 1996 and 1997 are summarized below:

                                RENTAL REVENUES        PROPERTY OPERATING COSTS
                           -------------------------- --------------------------
                               NINE MONTHS ENDED          NINE MONTHS ENDED
                                 SEPTEMBER 30,              SEPTEMBER 30,
                           -------------------------- --------------------------
                            1996    1997   DIFFERENCE  1996    1997   DIFFERENCE
                           ------- ------- ---------- ------- ------- ----------
                                              (IN THOUSANDS)
Industrial buildings...... $41,156 $49,010   $7,854   $10,307 $10,586    $279
Office buildings..........  21,373  21,830      457     9,107   9,419     312
Retail buildings..........   9,966  10,029       63     3,273   2,942    (331)
Land development..........   7,670   8,441      771     5,359   5,226    (133)
Land leases...............   5,855   5,817      (38)      822     675    (147)
                           ------- -------   ------   ------- -------    ----
                           $86,020 $95,127   $9,107   $28,868 $28,848    $(20)
                           ======= =======   ======   ======= =======    ====

  Building square footage owned, square footage leased and occupancy are as follows:

                                                                 AS OF
                                                             SEPTEMBER 30,
                                                          --------------------
                                                            1996       1997
                                                          ---------  ---------
                                                             (IN THOUSANDS,
                                                          EXCEPT PERCENTAGES)
Industrial buildings
  Square feet owned......................................    12,411     13,963
  Square feet leased.....................................    11,998     13,675
  Percent leased.........................................      96.7%      97.9%
Office buildings
  Square feet owned......................................     1,682      1,620
  Square feet leased.....................................     1,484      1,542
  Percent leased.........................................      88.2%      95.2%
Retail buildings
  Square feet owned......................................       928        928
  Square feet leased.....................................       871        862
  Percent leased.........................................      93.8%      92.9%
Land development(1)
  Square feet owned......................................     1,231      1,231
  Square feet leased.....................................     1,127      1,135
  Percent leased.........................................      91.6%      92.2%
Total
  Square feet owned......................................    16,252     17,742
  Square feet leased.....................................    15,480     17,214
  Percent leased.........................................      95.2%      97.0%

--------
(1) This category represents interim income-producing uses of properties intended for mixed-use development.

  The increase in revenue from industrial buildings is primarily attributable to the net addition of eight buildings totaling approximately 1.6 million square feet that were added to the portfolio since October 1996. Approximately $5.9 million of the increase was attributable to base rents for the new buildings, approximately $0.6 million was attributable to higher tenant pass-through charges associated with the new construction and approximately $1.2 million was a result of increases in rental rates and tenant pass-through charges under existing leases.

  Rental revenue for the Company's office portfolio increased by $0.5 million for the nine months ending September 30, 1997, compared to the same period in 1996, primarily because of higher rental rates and occupancy for the nine months ending September 30, 1997. Operating costs for office buildings increased by $0.3 million, primarily as a result of higher utility costs and property taxes.

  The $0.3 million decrease in property operating costs for the retail buildings was primarily due to a reduction in property tax assessments.

  The $0.8 million increase in rental revenue from the land development portfolio resulted from higher occupancies and expense recoveries at these properties.

  The decrease in revenues and expenses from land leases from the nine months ending September 30, 1996 as compared to the same period in 1997 is primarily attributable to the sale of a land lease in mid-1996.

  In total, property operating costs were lower for the nine months ended September 30, 1997 as compared to the same period in 1996 because of lower overhead costs associated with property operations and lower insurance premiums.

  Income-producing joint venture earnings, net, increased by $1.5 million primarily because of higher occupancies and room rates in certain hotel joint ventures and higher occupancy and lower interest expense for an apartment building joint venture.

  Development Activities and Fee Services. Gain on development property sales was $9.3 million in the nine months ending September 30, 1996 compared to $7.0 million for the same period in 1997, summarized as follows:

                                                             NINE MONTHS
                                                         ENDED SEPTEMBER 30,
                                                      --------------------------
                                                       1996    1997   DIFFERENCE
                                                      ------- ------- ----------
                                                            (IN THOUSANDS)
COMMERCIAL SALES:
Sales................................................ $27,428 $24,607  $(2,821)
Cost of sales........................................  18,113  18,703      590
                                                      ------- -------  -------
  Gain...............................................   9,315   5,904   (3,411)
                                                      ------- -------  -------
RESIDENTIAL SALES:
Sales................................................     --   23,645   23,645
Cost of sales........................................     --   22,543   22,543
                                                      ------- -------  -------
  Gain...............................................     --    1,102    1,102
                                                      ------- -------  -------
    Total gain on development property sales......... $ 9,315 $ 7,006  $(2,309)
                                                      ======= =======  =======

  The 1996 results include an approximate $5.0 million gain from the sale of a 4.2-acre site to the Metropolitan Water District at Los Angeles Union Station. The 1997 results include a $2.2 million gain from the sale of a 279,000-square-foot industrial building in La Mirada, California. Residential sales in 1997 are from the Company's residential group which was formed in March 1996. There were no residential sales for the nine months ended September 30, 1996.

  The Company expects there will be significant variability in income generated from its development activities.

  Following is a summary of development property sales under contract but not closed as of September 30, 1996 and 1997:

                                                            AS OF SEPTEMBER 30,
                                                            -------------------
                                                              1996      1997
                                                            --------- ---------
                                                              (IN THOUSANDS)
Commercial................................................. $  11,678 $  13,924
Residential (lot and unit sales)
  Joint venture projects (1)............................... $  21,215 $  45,720
  Management projects (2).................................. $  16,953 $  24,241

--------

(1) The amounts shown are 100% of the gross sales price; the Company is entitled to receive a share of net profits from these joint ventures ranging from 25% to 75%.
(2) The amounts shown are 100% of the gross sales price; the Company receives a fee based on the sales of these units, which averages 5% of revenues.

  Development and management fee income, net, increased by $2.4 million for the nine months ending September 30, 1997 compared to the same period in 1996. This increase came primarily from an increase in management fees from management contracts signed in 1996 and higher development fees from a construction project at Los Angeles Union Station that began in June 1996.

  Equity in earnings of development joint ventures increased by $1.5 million for the nine months ended September 30, 1997 compared to the same period in 1996. The increase is primarily attributable to a 1997 property sale from a land development joint venture and to higher residential joint venture earnings.

  The reduction in losses from land holding costs, net, for the nine months ended September 30, 1997 compared to the same period in 1996 is primarily attributable to sales of properties and property tax refunds.

  Other Items on the Statement of Operations. Interest expense was $2.3 million lower in the nine months ended September 30, 1997 as compared to the same period in 1996 primarily as a result of an increase in capitalized interest related to higher development activity in 1997.

  Following is a summary of interest incurred for the nine months ended September 30, 1996 and 1997:

                                                           NINE MONTHS
                                                       ENDED SEPTEMBER 30,
                                                    ----------------------------
                                                     1996     1997    DIFFERENCE
                                                    -------  -------  ----------
                                                          (IN THOUSANDS)
Total interest incurred............................ $33,134  $34,354   $ 1,220
Interest capitalized...............................    (818)  (4,320)   (3,502)
                                                    -------  -------   -------
Interest expensed.................................. $32,316  $30,034   $(2,282)
                                                    =======  =======   =======

  General and administrative expense increased by $2.5 million for the nine months ended September 30, 1997 compared to the same period in 1996 primarily because of an increase in the Company's overall activities.

  The decrease in gain on sales of non-strategic land and other property from the nine months ended September 30, 1996 as compared to the same period in 1997 is summarized as follows:

                                                             NINE MONTHS
                                                         ENDED SEPTEMBER 30,
                                                      --------------------------
                                                       1996    1997   DIFFERENCE
                                                      ------- ------- ----------
                                                            (IN THOUSANDS)
Sales................................................ $43,300 $19,122  $(24,178)
Cost of sales........................................  31,525  14,494   (17,031)
                                                      ------- -------  --------
  Gain............................................... $11,775 $ 4,628  $ (7,147)
                                                      ======= =======  ========

  In 1995, the Company began an accelerated program of selling non-strategic assets, with the proceeds intended to pay down a portion of existing debt and fund new development. From 1995 through September 30, 1997, the Company sold $167.0 million of non-strategic assets. In addition, at September 30, 1997, $66.6 million of such assets were under contract or option for sale. Because of the diminishing amount of such assets in the Company's portfolio, the Company expects future sales of non-strategic assets to be substantially lower than the levels in the recent past.

  Preferred Stock Dividends. Preferred stock dividends declined by $15.8 million from the nine months ended September 30, 1996 compared to the same period in 1997 as a result of the preferred stock calls. During 1996, the Company commenced a series of calls for redemption of its outstanding preferred stock. As a result of these calls, during 1996, a total of 453,326 Series A preferred shares were converted into 2,501,783 common shares and 508,113 Series A preferred shares were redeemed at a cost of approximately $26.7 million. In 1997, a total of 2,480,671 shares of Series A Preferred Stock and all of the Series B Preferred Stock were converted into 29,001,469 shares of Common Stock, with 7,889 shares of Series A Preferred Stock redeemed at a cost of approximately $440,000. With the completion of these preferred stock calls in June 1997, the Company has no remaining outstanding preferred stock.

  COMPARISON OF THE YEARS ENDED DECEMBER 31, 1995 TO 1996

  Income-Producing Properties. Rental revenue and property operating costs for the Company's income-producing properties for the years ended December 31, 1995 and 1996, respectively, are summarized below:

                               RENTAL REVENUES         PROPERTY OPERATING COSTS
                         ---------------------------- --------------------------
                                  YEAR ENDED                  YEAR ENDED
                                 DECEMBER 31,                DECEMBER 31,
                         ---------------------------- --------------------------
                           1995     1996   DIFFERENCE  1995    1996   DIFFERENCE
                         -------- -------- ---------- ------- ------- ----------
                                             (IN THOUSANDS)
Industrial buildings.... $ 50,716 $ 55,865  $ 5,149   $11,193 $14,014   $2,821
Office buildings........   28,662   28,407    (255)    12,179  12,661      482
Retail buildings........   11,364   13,215    1,851     2,941   4,376    1,435
Land development (1)....    4,886   10,589    5,703     3,308   7,252    3,944
Land leases.............    7,200    7,810      610     1,029   1,105       76
                         -------- --------  -------   ------- -------   ------
                         $102,828 $115,886  $13,058   $30,650 $39,408   $8,758
                         ======== ========  =======   ======= =======   ======

--------
(1) This category represents interim income-producing uses of properties intended for mixed-use development.

  Of the increase in revenue from industrial buildings, $3.3 million was attributable to eleven new buildings totaling 1.7 million square feet that were completed in late 1995 and 1996. Revenues also increased $1.2 million as a result of higher tenant pass-through charges associated with the new construction and higher operating costs. Operating costs for the industrial portfolio increased, in part, because of new buildings completed and higher overhead, maintenance and repairs.

  Rental revenue for the Company's office portfolio decreased $0.3 million because of a decrease in occupancy, primarily in one building, compared to the same period in 1995. As of the end of 1996, a majority of this office space had been leased. Revenue and costs for retail buildings increased primarily because a 117,000-square-foot building leased to Kmart was acquired in December 1995 at the East Baybridge shopping center.

  The increase in revenue and costs from land development properties resulted, in large part, from determination by the Company at the end of 1995, that Mission Bay and certain other properties no longer qualify for the capitalization of interest expense. As a result, incremental revenue and operating costs from interim uses, which had previously also been capitalized to the project, were included in the consolidated statement of operations effective January 1, 1996. Rental revenue and property operating cost increases attributable to Mission Bay and other such properties were $6.1 million and $3.3 million, respectively, in 1996.

  Development Activities and Fee Services. Gain on development property sales increased from $953,000 in 1995 to $15.6 million in 1996, summarized as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                        1995   1996   DIFFERENCE
                                                       ------ ------- ----------
                                                            (IN THOUSANDS)
COMMERCIAL SALES:
Sales................................................. $3,224 $40,525  $37,301
Cost of sales.........................................  2,271  26,709   24,438
                                                       ------ -------  -------
  Gain................................................    953  13,816   12,863
                                                       ------ -------  -------
RESIDENTIAL SALES:
Sales.................................................    --   21,945   21,945
Cost of sales.........................................    --   20,138   20,138
                                                       ------ -------  -------
  Gain................................................    --    1,807    1,807
                                                       ------ -------  -------
    Total gain on development property sales.......... $  953 $15,623  $14,670
                                                       ====== =======  =======

  The significant increase in gain on development property sales is attributable to improved industrial development activity ($24.1 million), residential sales activity resulting from the acquisition of The Akins Companies ($21.9 million) and the sale of the Metropolitan Water District site at the Company's Los Angeles Union Station project ($13.2 million).

  Development and management fee income, net, increased to $3.4 million during 1996 from $1.9 million in 1995. This increase was primarily from "design build" fee income for the 500,000-square-foot Metropolitan Water District's corporate headquarters at Los Angeles Union Station, residential development fee income and fees under various management contracts.

  Other Items on the Statement of Operations. Total interest incurred was $3.9 million lower in 1996 compared to 1995 because of debt reduction in 1996 and late 1995. However, during 1996, the Company capitalized $2.9 million of interest compared to $23.6 million in 1995 because Mission Bay and certain other properties no longer qualified for capitalization of interest. As a result, interest expense increased $16.8 million.

  In late 1994, the Company experienced significant staff reductions and realignment of responsibilities. In connection with these changes, the Company refined its general and administrative expense allocation to align certain common costs more closely with the underlying activities. This change in allocations had the result of increasing property operating costs and decreasing general and administrative expense in 1996 when compared to 1995.

  In 1995, the Company began an accelerated program of selling non-strategic assets, with the proceeds intended to pay down a portion of its existing debt and fund new development. In connection with this program, the Company completed sales totaling $62.2 million resulting in gains of $32.8 million in 1995 compared to completed sales of $85.7 million and gains of $24.4 million in 1996.

  In 1995, the Company took a $102.4 million charge to adjust the carrying value of certain properties, where the carrying costs exceeded what management expected to recover through future operations and ultimate sale of such properties. This charge included $84.8 million resulting from the Company's decision to terminate the 1991 Development Agreement for its Mission Bay project in San Francisco.

  Litigation, environmental and restructuring costs decreased $2.1 million. The $1.1 million income in 1996 represents monies received from settlement proceeds in environmental matters, with no offsetting costs being incurred. The $1.0 million expense in 1995 represents actual environmental costs incurred in regard to operating properties, partly offset by income resulting from the settlement of litigation in favor of the Company.

  Other, net, decreased by $2.5 million in 1996 as a result of lower interest income.

  As discussed above, the Company completed a preferred stock call in September 1996. As a result, a charge of $1.3 million for the premium on that redemption was recognized in 1996. No preferred stock calls occurred in 1995.

  COMPARISON OF THE YEARS ENDED DECEMBER 31, 1994 TO 1995

  Income-Producing Properties. Rental revenue and property operating income for the Company's income-producing properties for the years ended December 31, 1994 and 1995, respectively, are summarized below:

                                RENTAL REVENUES        PROPERTY OPERATING COSTS
                          --------------------------- --------------------------
                                  YEAR ENDED                  YEAR ENDED
                                 DECEMBER 31,                DECEMBER 31,
                          --------------------------- --------------------------
                           1994     1995   DIFFERENCE  1994    1995   DIFFERENCE
                          ------- -------- ---------- ------- ------- ----------
                                              (IN THOUSANDS)
Industrial buildings..... $50,650 $ 50,716   $   66   $11,837 $11,193   $ (644)
Office buildings.........  29,619   28,662     (957)   11,220  12,179      959
Retail buildings.........   7,339   11,364    4,025     2,315   2,941      626
Land development (1).....   4,161    4,886      725     3,200   3,308      108
Land leases..............   7,414    7,200     (214)    1,037   1,029       (8)
                          ------- --------   ------   ------- -------   ------
                          $99,183 $102,828   $3,645   $29,609 $30,650   $1,041
                          ======= ========   ======   ======= =======   ======

--------
(1) This category represents interim income-producing uses of properties intended for mixed-use development.

  The increase in revenue for industrial buildings came primarily from six new buildings totaling 532,000 square feet which were completed in 1995 and in the fourth quarter of 1994; this increase was partially offset by reduced rentals from existing properties. Operating costs for the industrial portfolio decreased because of the overhead reductions described below. Rental revenue for the Company's office portfolio decreased primarily because of the expiration of an above-market lease in one building and a reduction in occupancy from 96% at the end of 1994 to 92% at the end of 1995. In addition, the Company's operating costs for its office portfolio increased $1 million because of increased property taxes resulting from the reassessment of a building. The increase in revenue and costs for retail buildings was primarily due to the completion of the East Baybridge shopping center in late 1994.

  Income-producing joint venture earnings increased $1.6 million. The increase consists principally of significantly improved operating results from a hotel joint venture.

  Development Activities and Fee Services. The Company sold $3.2 million of development property in 1995 which resulted in a gain of $1.0 million in 1995. No sales of development property occurred in 1994.

  Equity in earnings of development joint ventures decreased $2.5 million in 1995, primarily because of decreased land sales from one joint venture.

  Property operating costs associated with land holdings (primarily property taxes and overhead) decreased because of the sale of $62.2 million of non-strategic land assets and lower overhead.

  Other Items on the Statement of Operations. Interest expense increased $1.1 million, representing the net effect of additional borrowings to fund the Company's development activity, offset by a reduction in interest rates in 1995 as compared to 1994.

  General and administrative costs decreased $3.9 million in 1995 because of staff reductions. Gross salaries, wages and benefits expense decreased $5.1 million and computer expenses decreased $1.0 million. These decreases were offset by a lower level of capitalization of overhead costs to development projects.

  The Company completed sales of non-strategic land and other assets totaling $62.2 million in 1995 compared to $53.8 million in 1994. Related gains increased to $32.8 million in 1995 versus $13.3 million in 1994. This increase was in connection with the Company's non-strategic land sales program announced in 1995.

  Adjustment to carrying value of property in 1995 was $102.4 million compared to $24.1 million in 1994. In 1995, the Company took a $102.4 million charge to adjust the carrying value of certain properties for which the carrying costs exceeded what management expected to recover through the future operations and ultimate sale of such properties. This included $84.8 million resulting from the Company's decision to terminate the 1991 Development Agreement for its Mission Bay project in San Francisco.

  Litigation, environmental and restructuring costs decreased $1.9 million from 1994 to 1995. This was primarily attributable to the recognition of $3.1 million in restructuring charges in 1994 with no comparable amount in 1995, offset by higher charges for environmental costs in 1995.

  EARNINGS BEFORE DEPRECIATION AND DEFERRED TAXES

  The Company uses a supplemental performance measure along with net earnings
(loss) to report its operating results. This measure, EBDDT, is not a measure of operating results or cash flows from operating activities as defined by generally accepted accounting principles. Additionally, EBDDT is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to cash flows as a measure of liquidity. However, the Company believes that EBDDT provides relevant information about its operations and is necessary, along with net earnings (loss), for an understanding of its operating results.

  Depreciation, amortization and deferred income taxes are excluded from EBDDT as they represent non-cash charges. Gains on the sale of non-strategic land and other assets, adjustments to the carrying value of property, premiums on the redemption of preferred stock and restructuring costs represent non-operating, unusual and/or nonrecurring items and are therefore excluded from EBDDT. EBDDT is reconciled to net earnings (loss), as follows:

                                                                NINE MONTHS
                                                                   ENDED
                                  YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                 ---------------------------  ----------------
                                   1994      1995     1996     1996     1997
                                 --------  --------  -------  -------  -------
                                              (IN THOUSANDS)
Net earnings (loss) applicable
 to common stockholders........  $(26,260) $(56,815) $ 1,894  $(5,172) $15,719
Depreciation and amortization..    28,577    27,990   30,561   22,654   23,038
Deferred income taxes..........    (1,545)  (22,532)  16,468    8,763    9,930
Gain on non-strategic land and
 other asset sales.............   (13,307)  (32,789) (24,405) (11,775)  (4,628)
Adjustment to carrying value of
 property......................    24,100   102,400      --       --       --
Premium on redemption of pre-
 ferred stock..................       --        --     1,334    1,334      --
Restructuring costs............     3,100       --       --       --       --
                                 --------  --------  -------  -------  -------
 Earnings before depreciation
  and deferred taxes...........  $ 14,665  $ 18,254  $25,852  $15,804  $44,059
                                 ========  ========  =======  =======  =======
Average number of common shares
 outstanding...................    72,967    72,967   74,947   74,251   97,702
                                 ========  ========  =======  =======  =======

  The $28.3 million increase in EBDDT for the nine-month period ended Septem-ber 30, 1996 compared to the same period in 1997 was primarily because of a reduction in preferred stock dividends and improved results from income-pro-ducing assets.

  The $7.6 million increase in EBDDT from 1995 to 1996 was primarily because of an increase in gain on development property sales, improved operating results from income-producing assets and a decrease in general and administrative expenses, all of which were partially offset by higher interest expense in 1996 because of the decision to cease capitalizing interest on the Mission Bay project.

  The $3.6 million increase in EBDDT from 1994 to 1995 was primarily because of improved operating results from income-producing assets and a decrease in general and administrative expense, partially offset by increases in interest expense and other items.

LIQUIDITY AND CAPITAL RESOURCES

  CASH FLOW FROM OPERATING ACTIVITIES

  Cash provided by operating activities reflected in the statement of cash flows for the nine-month periods ended September 30, 1996 and 1997 was $75.9 million and $44.3 million, respectively. This $31.6 million decrease is primarily because of a $37.4 million increase in 1997 expenditures for development of residential properties developed for sale. For the nine months ended September 30, 1997, the Company started construction on 79 residential units and completed 64 units compared to 50 starts and 5 completions for the same period in 1996.

  Cash provided by operating activities reflected in the statement of cash flows for the years ended December 31, 1994, 1995 and 1996 was $60.4 million, $102.2 million and $111.1 million, respectively. The increase from 1995 to 1996 is primarily the result of a significant increase in development property and non-strategic land sales, offset by an increase in interest expense and increased capital expenditures for properties developed to be sold. The increase from 1994 to 1995 is primarily because of a higher level of non-strategic land sales and lower general and administrative costs.

  Cash generated from sales of non-strategic land and development property was $53.4 million and $50.1 million for the nine-month periods ended September 30, 1996 and 1997, respectively, and $28.0 million, $58.4 million and $113.1 million for the years ended December 31, 1994, 1995 and 1996, respectively. Cash generated from rental operations increased principally because of the addition of new buildings.

  CASH FLOW FROM INVESTING ACTIVITIES

  Net cash used in investing activities reflected in the statement of cash flows for the nine-month periods ended September 30, 1996 and 1997 increased $71.5 million, primarily because of an increase of $46.6 million in capital expenditures and $15.9 million in joint venture contributions. As shown below, the increase in capital expenditures is primarily a result of higher development activity in 1997. Additionally, during 1997 the Company contributed $11.2 million to a joint venture which acquired the 3,470-acre Talega Valley land development project in San Clemente, California. The venture expects to develop up to 4,965 residential lots in a master planned community.

  Net cash used in investing activities reflected in the statement of cash flows for the years ended December 31, 1994, 1995 and 1996 decreased $59 million from 1994 to 1995 and increased $33.7 million from 1995 to 1996. The decrease in 1995 resulted primarily from the conversion of short-term commercial paper and government securities into cash, offset by lower cash generated by the sale of other assets. The increase in 1996 resulted primarily from a decrease in short-term investments and restricted cash.

  Capital expenditures reflected in the statement of cash flows as investing activities represent expenditures for projects the Company intends to hold for its own account and included the following:

                                                                  NINE MONTHS
                                                                     ENDED
                                        YEAR ENDED DECEMBER 31,  SEPTEMBER 30,
                                        ------------------------ -------------
                                         1994     1995    1996    1996   1997
                                        -------  ------- ------- ------ ------
                                                    (IN MILLIONS)
Construction and building improve-
 ments................................. $  31.2  $  14.8 $  32.8 $ 27.0 $ 56.3
Property acquisitions..................     1.2      9.3    12.3   12.3   14.4
Predevelopment.........................    (0.9)     3.7    11.1    5.0   10.4
Infrastructure and other...............    12.0      9.6    11.4    2.8   10.0
Capitalized interest and property tax-
 es....................................    26.5     26.1     2.2    1.1    3.7
                                        -------  ------- ------- ------ ------
                                        $  70.0  $  63.5 $  69.8 $ 48.2 $ 94.8
                                        =======  ======= ======= ====== ======

  Construction and building improvements--relates primarily to development of new industrial properties held for lease and improvements to existing buildings. Industrial development activity is summarized below:

                                                                NINE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                          ------------------------------------ ---------------------
                            1994      1995          1996         1996        1997
                          --------  --------  ---------------- ---------  ----------
                                              (IN SQUARE FEET)
Construction and comple-
 tion
  Under construction,
   beginning of period..   307,000   337,136        641,128      641,128   2,286,961
  Construction starts...   381,136   791,846      3,259,308    1,812,308   1,252,000(1)
  Completion............  (351,000) (487,854)    (1,613,475)    (986,525) (1,727,961)
                          --------  --------     ----------    ---------  ----------
    Under construction,
     end of period......   337,136   641,128      2,286,961    1,466,911   1,811,000(1)
                          ========  ========     ==========    =========  ==========

--------
(1) Includes 626,000 square feet of "design build" development for third party land owners.

  As of September 30, 1997, the Company had 1.8 million square feet under construction, of which approximately 905,000 square feet is expected to be completed by year-end. Of the 1.8 million square feet under construction, 1.2 million square feet will be added to the Company's portfolio.

  Property Acquisitions--during the second quarter of 1997, the Company began the process of actively identifying and acquiring development sites beyond its historic land holdings. Following is a summary of the more significant 1997 acquisitions related to industrial development activities:

  . In September 1997, the Company acquired 294 acres of land in Denver, Colorado for $9.25 million: plans call for development of primarily warehouse/distribution space.

  . In September 1997, the Company acquired 27.3 acres of land in Oakland, California for $5.1 million: plans call for development of light industrial and warehouse/distribution space.

  Predevelopment--relates to amounts incurred in obtaining entitlements for the Company's major mixed-use projects. The increase in 1996 as compared to 1995, and for the nine months ended September 30, 1997 compared to the same period in 1996 primarily relates to activity at the Mission Bay and Pacific Commons projects.

  Infrastructure and other--primarily represents infrastructure costs incurred in connection with the Company's major mixed-use and development projects. The increase for the nine months ended September 30, 1997 compared to the same period in 1996 primarily relates to the Pacific Commons and Woodridge, Illinois projects.

  Capitalized interest and property taxes--represents construction period interest and property taxes capitalized to the Company's development projects. The decrease from the year ended December 31, 1995 to 1996 is primarily related to the Company's decision to cease capitalizing interest on the Mission Bay project in 1995.

  CASH FLOW FROM FINANCING ACTIVITIES

  Net cash from financing activities reflected in the statement of cash flows increased by $100.8 million for the first nine months of 1997 compared to the same period in 1996. This increase is primarily because of a $63.2 million increase in net borrowings used to finance development projects and a $38.3 million decrease in preferred stock dividends and costs of preferred stock redemptions in the first nine months of 1997 as compared to the same period in 1996.

  As of September 30, 1997, the Company had total outstanding debt of $563.6 million, of which 61.9% was non-recourse to the Company and secured by certain property of the Company, 37.7% was recourse to the Company and also secured by certain property, and 0.4% was unsecured. During the next twelve months, approximately $36 million of debt matures, consisting of construction financing, term loans or first mortgage loans. All maturing debt is expected to be repaid upon sale of the property securing it, extended, refinanced or repaid.

  CAPITAL COMMITMENTS

  As of September 30, 1997, the Company had approximately $26.9 million in total commitments for capital expenditures. These commitments are primarily to fund the construction of industrial development projects, predevelopment costs and re-leasing costs.

  CASH BALANCES, AVAILABLE BORROWINGS AND CAPITAL RESOURCES

  As of September 30, 1997, the Company had $17.3 million in cash and cash equivalents, including $2.2 million in restricted cash representing proceeds from a June 1997 development property sale. The restricted cash is being held in a separate cash account at a title company in order to preserve the Company's option of reinvesting the proceeds on a tax-deferred basis. In September 1997, the Company modified its secured revolving credit line to increase the maximum commitment from $240 million to $265 million. At September 30, 1997, the Company had available $75.7 million under its modified secured revolving credit facility, $1.9 million under its development construction facility, $11.9 million under its residential construction facilities, and $25 million under an unsecured line of credit.

  The Company's short- and long-term liquidity and capital resources requirements will essentially be provided from three sources: ongoing operating income from rental properties, proceeds from development, non-strategic and other asset sales, and fee services income. As noted above, a secured revolving line of credit, an unsecured line of credit, a construction line of credit, and residential construction loan facilities are available to the Company for meeting liquidity requirements. The Company currently estimates the debt requirements relating to its planned development activities will exceed the current commitment under existing debt facilities. The Company believes it will be able to obtain the additional required debt capacity to complete its planned development activities.

  Debt covenants. Certain loan agreements contain restrictive financial covenants, the most restrictive of which require the maximum funded debt to net worth ratio not to exceed 0.75:1, require stockholders' equity to be no less than $400 million, and require that the Company maintain certain specified financial ratios. In addition, certain agreements restrict the total leverage for the Company. The Company was in compliance with all such covenants at September 30, 1997.

  Income taxes. At December 31, 1996, the Company's deferred tax liability consisted of deferred tax assets totaling $121.4 million and deferred tax liabilities of $228.1 million. Deferred tax assets included $14.3 million relating to net operating loss carryforwards ("NOLs") of $40.2 million. The Company has NOLs of $16.3 million, $16.9 million, $6.5 million, $0.3 million and $0.2 million which expire in 2006, 2007, 2008, 2009 and 2011 (none of the Company's NOLs is scheduled to expire in 2010). The Company's other deferred tax assets of $107.0 million relate primarily to differences between book and tax basis of properties. These deferred tax assets are not subject to expiration and will likely be realized at the time of taxable dispositions of the properties.

Deferred tax liabilities in excess of deferred tax assets are often associated with the same property, with the result that the deferred tax asset will likely be realized in a taxable disposition, without regard to other taxable income. The Company believes it is more likely than not that it will realize the benefit of its deferred tax assets, and that no valuation allowance is required. In making this determination, the Company considered: the nature of its deferred tax assets (and liabilities); the amounts and expiration dates of its NOLs; the historical levels of taxable income; the significant unrealized appreciation of its properties, including properties likely to be sold during the NOL carryforward periods; and its ability in many cases to control the timing of property sales in order to assure that deferred tax assets will be offset by deferred tax liabilities or realized appreciation.

  The Company believes that a significant portion of its NOLs will be used to reduce tax payments for 1997. The Company may commence paying federal tax for 1998. The ultimate amount of federal tax payments, if any, would depend on the Company's taxable income.

ENVIRONMENTAL MATTERS

  Many of the Company's properties are in urban and industrial areas and may have been leased to or previously owned by commercial and industrial tenants that may have discharged hazardous materials. The Company incurs on-going environmental remediation costs, including clean-up costs, consulting fees for environmental studies and investigations, monitoring costs, and legal costs relating to clean-up, litigation defense and the pursuit of responsible third parties. Costs incurred in connection with operating properties and properties previously sold are expensed. As of September 30, 1997, management has provided a reserve of $12.9 million for such costs. These costs are expected to be incurred over an estimated ten-year period, with a substantial portion incurred over the next five years.

  Costs incurred for properties to be sold are deferred and will be charged to cost of sales when the properties are sold. Costs relating to undeveloped properties are capitalized as part of development costs. At September 30, 1997, the Company's estimate of its potential liability for identified environmental costs relating to properties to be developed or sold ranged from $12.6 million to $38.4 million. These costs generally will be capitalized as they are incurred over the course of the estimated development period of approximately 20 years. Environmental costs capitalized during the nine-month period ended September 30, 1997 totaled $3.6 million. For the years ended December 31, 1995 and 1996, the Company capitalized $1.7 million and $2.8 million of such costs, respectively.

  While the Company or outside consultants have evaluated the environmental liabilities associated with most of the Company's properties, any evaluation necessarily is based upon then prevailing law and identified site conditions. The Company monitors its exposure to environmental costs on a regular basis. Although an unexpected event could have a material impact on the results of operations for any period, the Company does not believe that such costs for identified liabilities will have a material adverse effect on its financial position, results of operations or cash flows.

                                   BUSINESS

  The Company is a diversified real estate operating company with a large portfolio of income-producing properties and developable land. The Company engages in a broad range of development activities including industrial, residential and major mixed-use projects; has 17.7 million square feet of income-producing properties; and believes it has one of the largest portfolios of developable land, once entitled and approved, in the western United States. Management believes the Company's developable land, once entitled and approved, is capable of supporting up to an estimated: 28.0 million square feet of industrial space; 11.6 million square feet of R&D, biotech and office space; 21,000 residential units; 9.5 million square feet of CBD office space; and 1.5 million square feet of retail/entertainment space. Approximately 77% of the income-producing properties and over 62% of its total commercial development potential by square footage are located in California. Management believes that the Company's diversity in real estate business lines, product types, capabilities, income-producing properties and developable land assets differentiates it from other public real estate companies. Moreover, the Company is a traditional corporation rather than a REIT; thus, it can reinvest its earnings, and it has greater flexibility to aggressively pursue new opportunities without the need to raise additional equity capital as frequently as a REIT.

  The Company was originally formed to conduct the non-railroad real estate activities of the Santa Fe Pacific Corporation and was spun-off to stockholders in 1990. The Company's railroad heritage has given it a diverse base of developable properties located near transportation corridors in major urban areas. Over time, these properties have proven suitable for a variety of product types (industrial, retail, office and residential), with the larger land sites most suitable for large-scale mixed-use projects. Management believes that these in-fill locations offer the opportunity for attractive returns and reduce the market risks associated with new development.

  Starting in the third quarter of 1994, the Company began assembling a new, entrepreneurial and experienced management team focused on developing a new strategic plan for the Company. The Company has built a well-rounded team of over 40 professionals with a wide ranging set of core competencies in development, including entitlement experience, land-use planning, design, construction, leasing, real estate finance and asset management. This group of professionals has individual real estate experience ranging from 10 to 25 years.

  The new strategic plan implemented in 1995 was designed to improve the capital structure and eliminate the historic operating deficits of the Company; to optimize the value of the Company's portfolio and increase existing revenue streams; and to capitalize on core competencies by expanding the Company's activities outside of its existing asset base. In implementing this strategy, the Company has:

  . Increased EBDDT (earnings before depreciation, deferred taxes and non-recurring items) from $14.7 million in 1994 to $25.9 million in 1996, which represents growth of 32.8% compounded annually, and increased EBDDT from $15.8 million to $44.1 million, or 179%, from the nine months ended September 30, 1996 to the same period in 1997.

  . Improved its financial flexibility by repaying debt and eliminating its preferred stock through redemptions and forced conversions. As a result, the ratio of debt and preferred stock to total market capitalization declined from 66.6% at December 31, 1994 to 20.3% at September 30, 1997, while the Company's fixed charge ratio (earnings before interest, taxes, depreciation and amortization and preferred stock dividends to total interest costs, adjustments to the carrying value of property and preferred stock dividends) increased from 1.01:1 in 1994 to 1.70:1 in 1996 and 2.29:1 for the nine months ended September 30, 1997.

  . Sold $167.0 million of non-strategic assets from January 1, 1995 through September 30, 1997, using the proceeds to pay down a portion of its existing debt and fund new development. In addition, at September 30, 1997, the Company had $66.6 million of such assets under contract or option for sale.

  . Expanded the volume of industrial construction starts from 381,000 square feet in 1994 to 792,000 in 1995 and 3.3 million in 1996, and expects to exceed the 1996 level in 1997.

  . Increased its core competencies across a wide range of real estate activities and, through its March 1996 acquisition of The Akins Companies, which now operates as Catellus Residential Group ("CRG"), further augmented and diversified its core development capabilities. The Akins Companies, a diversified residential real estate company, has developed more than 10,000 homes throughout Southern California since 1950.

The Company's principal office is located at 201 Mission Street, San Francisco, California 94105; its telephone number at that location is (415) 974-4500.

STRATEGY

  The Company intends to focus on increasing EBDDT by continuing to develop its significant land portfolio, by opportunistically acquiring new properties or businesses to support additional development, and by continuing to provide third-party fee development and management services. In addition, the Company will continue to focus on increasing cash flow from its portfolio of income-producing assets. In the future, the Company will continue to assess the feasibility of entering into complementary new lines of business and refining or reconfiguring its existing portfolio to take account of its experience, opportunities presented and changing market conditions.

  DEVELOPMENT OPPORTUNITIES IN EXISTING LAND PORTFOLIO

  The Company's existing developable land portfolio, once entitled and approved, can support an estimated 50.5 million square feet of new commercial development (approximately 33.2 million square feet of which is already entitled and approved) and an estimated 21,000 residential units. In 1998 and 1999, the Company expects to increase its industrial and residential activity further and to expand office, R&D and urban entertainment development in connection with its major mixed-use projects. The chart below summarizes the estimated development potential of the Company's current land holdings (including recent and pending acquisitions) as of October 30, 1997:

           POTENTIAL DEVELOPMENT SUPPLY FROM EXISTING LAND PORTFOLIO

                                     R&D BIOTECH               RETAIL/
                          INDUSTRIAL  & OFFICE   CBD OFFICE ENTERTAINMENT   RESIDENTIAL
                          ---------- ----------- ---------- ------------- ---------------
                                         (IN SQUARE FEET)                 (LOTS OR UNITS)
Industrial Land.........  26,940,000        --         --           --           --
Residential Land(1).....         --         --         --           --        16,464
Mixed-Use Projects
 Mission Bay (San Fran-
  cisco, California)....         --   5,000,000        --       850,000        4,600
 Pacific Commons (Fre-
  mont, California)(2)..   1,000,000  6,624,000        --       250,000          --
 Union Station (Los An-
  geles, California)....         --         --   6,450,000       50,000          --
 Santa Fe Depot (San Di-
  ego, California)......         --         --   3,000,000      300,000          --
                          ---------- ----------  ---------    ---------       ------
Total...................  27,940,000 11,624,000  9,450,000    1,450,000       21,064
                          ========== ==========  =========    =========       ======
 Entitled and Approved
 (3)....................  23,360,000        --   9,450,000      350,000        6,554
 Entitlements/Approvals
 In Progress............   4,580,000 11,624,000        --     1,100,000       14,510

--------
(1) Some of these potential lots/units are not yet owned by the Company or a joint venture of the Company but are pending acquisitions or subject to options. See "Development -- Residential" for detail.

(2) Although entitled, certain additional approvals need to be obtained. See "Mixed-Use Projects--Pacific Commons, Fremont, CA."
(3) Entitled means having the necessary discretionary local government approvals to proceed with development.

  ACQUISITION OF NEW DEVELOPMENT PROPERTIES

  The Company believes that its diverse capabilities and access to capital provide it with a competitive advantage in identifying and acquiring additional development opportunities. The Company focuses on markets with strong job growth and real estate supply/demand dynamics. Recent acquisitions include:

 . Talega Valley--a 3,470-acre residential land development project located in San Clemente, California purchased for $31.1 million in a joint venture with Starwood Capital and Standard Pacific Corporation. Planned development upon completion of entitlements and approvals includes up to 4,965 homes and supporting amenities.

 .  Stapleton Business Park--a 294-acre land site adjacent to the Stapleton
   Airport in Denver, Colorado purchased for $9.25 million. Development potential for this land, upon completion of entitlements and approvals, is up to an estimated 3.4 million square feet of warehouse/distribution and light industrial space.

 . Northern California Industrial and Residential Land Sites--a 27.3-acre industrial site in Oakland purchased for $5.1 million with a development potential of up to an estimated 550,000 square feet. Development of

   277,000 square feet on this site began in the third quarter of 1997. In addition, the Company has an option to acquire a 220-acre site capable, upon completion of entitlements and approvals, of supporting up to an estimated 1,000 residential units in Hercules.

 . Southern California Residential Sites--an 8-acre 47-lot housing development in Spinnaker Bay in the Long Beach Marina district and a 96-lot land site in Carlsbad.


GEOGRAPHIC PRESENCE

  The Company's properties are located primarily throughout the western United States, concentrated most heavily in California. The majority of its properties are in ten of the top twenty "Favored Investment Markets Forecast" for real estate, as cited by the 1997 ULI Forecast. The Company's California assets are strategically concentrated in the state's largest metropolitan areas: San Francisco, Los Angeles, San Jose/Silicon Valley, Riverside/San Bernardino Counties, Orange County and San Diego, each of which, according to the 1997 ULI Forecast, is ranked in the top twenty metropolitan areas in the U.S. for investment potential. In the Census' latest population study, it was projected that most of the western states are expected to enjoy 25% or more population growth by 2025, and five of these are expected to show growth of over 50%. California's population base is forecasted in the Census to grow over 60%, from 31.6 million people in 1995 to 49.3 million in 2025, more than any other state in the U.S. The Governor's Report reported that 1996 job growth in California was 2.8% versus 2.0% for the nation as a whole (the fastest pace of job creation for California since 1989) and is expected to continue to outpace the nation for the next two years. Personal income levels in California according to the Governor's Report also exceeded the national levels in 1996, increasing 6.5% as compared to the nation's 5.5% increase. This employment and income growth is being driven primarily by the entertainment, high technology, manufacturing and services sectors of California's economy. The Company believes that these economic indicators show that California has entered into a recovery period from the recent recession and should experience economic growth for the foreseeable future.

OPERATIONS

  The Company's operations consist of three principal business lines: income-producing properties, development (industrial, mixed-use, and residential) and fee services. In addition, the Company owns approximately 784,000 acres of desert land. The Company believes that the combination of income-producing properties and development activities allows it to benefit from the more stable cash flow of its income-producing properties and, at the same time, to pursue higher-yielding, yet more volatile, development activities. Since 1995, the Company has aggressively pursued development and fee service activities to augment the income generated by its income-producing properties. The tables below provide information on the Company's income-producing assets, development assets and other land holdings.

  INCOME-PRODUCING PROPERTIES

  The following table provides information on the Company's income-producing properties:

                                  NUMBER OF
                                  PROPERTIES              SQUARE FEET OWNED       PROPERTY OPERATING INCOME(1)
                          -------------------------- --------------------------- -------------------------------
                                                         AS OF                     YEAR ENDED
                             AS OF         AS OF     DECEMBER 31,      AS OF      DECEMBER 31,     NINE MONTHS
                          DECEMBER 31, SEPTEMBER 30, ------------- SEPTEMBER 30, --------------- ENDED SEPTEMBER
                              1996         1997       1995   1996      1997       1995    1996      30, 1997
                          ------------ ------------- ------ ------ ------------- ------- ------- ---------------
                                                                           (IN THOUSANDS)
Industrial..............       53            55      11,424 12,606    13,963     $39,523 $41,851     $38,424
Office..................       14            13       1,687  1,683     1,620      16,483  15,746      12,411
Retail..................       12            12         957    928       928       8,423   8,839       7,087
Land development (2)....        4             4         100  1,231     1,231       1,578   3,337       3,215
Land leases.............       54            55          --     --        --       6,171   6,705       5,142
Equity in earnings of
 joint ventures.........       --            --          --     --        --       5,826   5,993       5,963
                              ---           ---      ------ ------    ------     ------- -------     -------
 Total..................      137           139      14,168 16,448    17,742     $78,004 $82,471     $72,242
                              ===           ===      ====== ======    ======     ======= =======     =======

--------
(1) Property operating income represents rental revenue less property operating costs.
(2) This category represents interim income-producing uses of properties intended for mixed-use development.

  Leasing. The following tables summarize leasing statistics for the Company's income-producing properties:

                                            AS OF DECEMBER 31,         AS OF
                                           ----------------------  SEPTEMBER 30,
                                            1994    1995    1996       1997
                                           ------  ------  ------  -------------
                                               (SQUARE FEET IN THOUSANDS)
Industrial Buildings
  Square feet owned....................... 10,985  11,424  12,606     13,963
  Square feet leased...................... 10,432  10,945  12,345     13,675
  Percent leased..........................   95.0%   95.8%   97.9%      97.9%
Office Buildings
  Square feet owned.......................  1,687   1,687   1,683      1,620
  Square feet leased......................  1,618   1,553   1,460      1,542
  Percent leased..........................   95.9%   92.1%   86.7%      95.2%
Retail Buildings
  Square feet owned.......................    837     957     928        928
  Square feet leased......................    777     883     874        862
  Percent leased..........................   92.8%   92.3%   94.2%      92.9%
Land Development(1)
  Square feet owned.......................    100     100   1,231      1,231
  Square feet leased......................    100     100   1,129      1,135
  Percent leased..........................  100.0%  100.0%   91.7%      92.2%
Total
  Square feet owned....................... 13,609  14,168  16,448     17,742
  Square feet leased...................... 12,927  13,481  15,808     17,214
  Percent leased..........................   95.0%   95.1%   96.1%      97.0%

--------
(1) This category represents interim income-producing uses of properties intended for mixed-use development.

  Lease Expirations. The following table summarizes the lease expirations in the total portfolio for the fourth quarter of 1997 and thereafter:

                         FOURTH
                         QUARTER
                          1997   1998   1999   2000   2001   2002   2003  2004   2005  THEREAFTER
                         ------- -----  -----  -----  -----  -----  ----  -----  ----  ----------
Percent.................    8.1%   8.1%   9.5%   9.5%  14.9%  14.8% 3.9%    6.1% 5.8%     19.3%
Square feet (in thou-
 sands).................  1,397  1,400  1,629  1,634  2,567  2,543  672   1,054  991     3,327

  Of the 1.4 million leased square feet that is scheduled to expire in the fourth quarter of 1997, approximately 365,000 square feet represent month-to-month leases.

  DEVELOPMENT

  The following table shows (in acres and by book value) the Company's developable properties as of December 31, 1995, December 31, 1996 and September 30, 1997.

                                    ACRES            CATELLUS NET BOOK VALUE
                            --------------------- -----------------------------
                               AS OF
                             DECEMBER                    AS OF
                                31,       AS OF      DECEMBER 31,       AS OF
                            ----------- SEPT. 30, ------------------- SEPT. 30,
                            1995  1996    1997      1995      1996      1997
                            ----- ----- --------- --------- --------- ---------
                                                         (IN THOUSANDS)
Major Mixed Use Projects..  1,156 1,171   1,134   $ 317,727 $ 323,134 $ 334,714
Industrial Development....  1,671 1,838   1,984      76,170    93,783    86,952
Retail and Office
 Development and Other
 Land.....................  6,086 1,209   1,161      59,647    61,902    39,654
Residential Properties....    550 1,955   1,993      14,522    44,939    74,276
                            ----- -----   -----   --------- --------- ---------
  Total...................  9,463 6,173   6,272   $ 468,066 $ 523,758 $ 535,596
                            ===== =====   =====   ========= ========= =========

  Joint Ventures. The Company's development joint venture portfolio consists of various land and residential development partnerships. The following table sets forth the income the Company received from these joint ventures in the periods presented.

                                                 COMPANY'S SHARE OF INCOME
                                                           (LOSS)
                                                 --------------------------------
                                                  YEAR ENDED        NINE MONTHS
                                                 DECEMBER 31,          ENDED
                                                 -----------------   SEPT. 30,
                                                  1995     1996         1997
                                                 --------- -------  -------------
                                                       (IN THOUSANDS)
   Land development............................. $   1,209 $   (39)   $     945
   Residential development......................       --      797          562
                                                 --------- -------    ---------
     Total...................................... $   1,209 $   758    $   1,507
                                                 ========= =======    =========

  OTHER LAND HOLDINGS

  The table below shows (by acres and in book value) land held by the Company for other uses as of December 31, 1995, December 31, 1996 and September 30, 1997.

                                  ACRES               CATELLUS NET BOOK VALUE
                         ----------------------- ----------------------------------
                         AS OF DECEMBER   AS OF           AS OF
                               31,        SEPT.       DECEMBER 31,         AS OF
                         ---------------   30,   -----------------------  SEPT. 30,
                          1995    1996    1997     1995        1996         1997
                         ------- ------- ------- -------- -------------- ----------
                                                          (IN THOUSANDS)
Resource Group Portfo-
 lio.................... 833,844 789,899 784,395 $  1,788    $  2,299     $  3,695
Properties Held For
 Sale...................  11,863  41,323  23,270   84,232      37,223       30,772
                         ------- ------- ------- --------    --------     --------
  Total................. 845,707 831,222 807,665 $ 86,020    $ 39,522     $ 34,467
                         ======= ======= ======= ========    ========     ========

INCOME-PRODUCING PROPERTIES

  INDUSTRIAL

  At September 30, 1997, the Company's industrial income-producing portfolio included 55 properties with 174 buildings and aggregating 14.0 million square feet. At September 30, 1997, these buildings were 97.9% leased. At September 30, 1997, the Company also had 1.8 million square feet under construction and leases signed for an additional 109,000 square feet to be constructed in the remainder of 1997 and 1998.

  The Company completed new industrial buildings totaling 1.7 million square feet in late 1995 and 1996, resulting in property operating income for the industrial portfolio increasing from $39.5 million in 1995 to $41.9 million in 1996. In late 1994 and 1995, the Company completed 532,000 square feet of new buildings. The resulting increase in property operating income was partially offset by reduced rentals from existing properties. The following table summarizes property operating income for the industrial portfolio:

                                                                  NINE MONTHS
                                         YEAR ENDED DECEMBER 31,     ENDED
                                         ----------------------- SEPTEMBER 30,
                                          1994    1995    1996       1997
                                         ------- ------- ------- -------------
                                                    (IN THOUSANDS)
   Income from Industrial Properties.... $38,813 $39,523 $41,851    $38,424

  The following table summarizes the Company's industrial buildings by region as of September 30, 1997:

                                             NUMBER OF NUMBER OF
                                             BUILDINGS PROPERTIES  SQUARE FEET
                                             --------- ---------- --------------
                                                                  (IN THOUSANDS)
   Arizona..................................     12         5          1,194
   Northern California......................     23         5          2,307
   Southern California......................    125        36          8,202
   Illinois.................................      4         1            791
   Oklahoma and Kansas......................      4         4            406
   Texas....................................      6         4          1,063
                                                ---       ---         ------
   Total....................................    174        55         13,963
                                                ===       ===         ======

  The following table summarizes the lease expirations in the industrial portfolio for the fourth quarter of 1997 and thereafter:

                          FOURTH
                          QUARTER
                           1997   1998  1999   2000   2001   2002   2003  2004  2005  THEREAFTER
                          ------- ----  -----  -----  -----  -----  ----  ----  ----  ----------
 Percent................    5.9%  6.7%    9.9%   9.8%  15.2%  15.4% 3.9%  6.7%  6.6%     19.9%
 Square feet (in thou-
  sands)................    810   913   1,352  1,346  2,082  2,105  529   911   899     2,728

  Of the 810,000 of leased square feet that is scheduled to expire in the fourth quarter of 1997, 51% are located in Southern California, 36% are located in Arizona and the balance spread throughout the portfolio. Approximately 346,000 square feet of the 810,000 square feet expiring in the fourth quarter represent month-to-month leases.

  OFFICE

  At September 30, 1997, the Company's office income-producing portfolio included 13 properties consisting of 25 buildings and aggregating approximately 1.6 million square feet. At September 30, 1997, this portfolio was 95.2% leased. The Company's most significant office projects are the South Bay Center in San Jose, California (424,192 square feet) and the Railway Exchange Building in Chicago, Illinois (374,929 square feet).

  The Company experienced a decrease in property operating income from office buildings in 1996, relating primarily to an increase in vacancy in the Railway Exchange Building in Chicago, Illinois. The decrease from 1994 to 1995 was also related primarily to the Railway Exchange Building, as an increase in property taxes and the replacement of a major tenant with tenants paying lower rates caused the building to contribute less to office property operating income in 1995 than in 1994. The following table summarizes property operating income for the office portfolio:

                                                                   NINE MONTHS
                                          YEAR ENDED DECEMBER 31,     ENDED
                                          ----------------------- SEPTEMBER 30,
                                           1994    1995    1996       1997
                                          ------- ------- ------- -------------
                                                     (IN THOUSANDS)
   Income from Office Properties......... $18,399 $16,483 $15,746    $12,411

  The following table summarizes the Company's office property by region as of September 30, 1997:

                                             NUMBER OF NUMBER OF
                                             BUILDINGS PROPERTIES  SQUARE FEET
                                             --------- ---------- --------------
                                                                  (IN THOUSANDS)
   Northern California......................     10         3           525
   Southern California......................     12         7           573
   Illinois.................................      2         2           466
   Oregon...................................      1         1            56
                                                ---       ---         -----
   Total....................................     25        13         1,620
                                                ===       ===         =====

  The following table summarizes the lease expirations in the office portfolio for the fourth quarter of 1997 and thereafter:

                            FOURTH
                            QUARTER
                             1997   1998  1999  2000  2001  2002  2003  2004  2005  THEREAFTER
                            ------- ----  ----  ----  ----  ----  ----  ----  ----  ----------
   Percent.................   4.6%  7.6%  10.4% 7.0%  21.2% 25.5% 6.9%  3.3%  0.0%     13.5%
   Square feet (in thou-
    sands).................    70   117    161  108    327   393  107    51     0       208

  Of the 70,000 square feet of lease space that is scheduled to expire in the fourth quarter of 1997, 65% of such space is located in Southern California, 27% in Northern California and the balance spread throughout the portfolio, and approximately 12,000 square feet of such space represent month-to-month leases.

  RETAIL

  At September 30, 1997, the Company's retail income-producing portfolio included 12 properties consisting of 24 buildings and aggregating 928,000 square feet. At September 30, 1997, the retail portfolio was 92.9% leased. The Company's retail properties are located primarily in Northern and Southern California, with one complex in each of Colorado and Oregon. The largest retail project, East Baybridge Center, is located on 40 acres near San Francisco in the cities of Emeryville and Oakland. The 269,000-square-foot Phase I of this project opened in mid-1994 and was pre-leased to such national retailers as Home Depot, Sportmart, OfficeMax, Safeway's Pak 'n Save, and CompUSA. A 117,000-square-foot building for Kmart was added to the center in late 1995.

  Property operating income for the Company's retail building portfolio rose from $8.4 million in 1995 to $8.8 million in 1996 because of the addition of the Kmart building at the East Baybridge Center. Operating income increased by $3.4 million from 1994 to 1995 primarily because of the completion of the East Baybridge Center in late 1994. The following table summarizes property operating income for the retail portfolio:

                                                                   NINE MONTHS
                                          YEAR ENDED DECEMBER 31,     ENDED
                                          ----------------------- SEPTEMBER 30,
                                           1994    1995    1996       1997
                                          ------- ------- ------- -------------
                                                     (IN THOUSANDS)
   Income from Retail Properties......... $ 5,024 $ 8,423 $ 8,839    $7,087

  The following table summarizes the Company's retail portfolio by region as of September 30, 1997:

                                             NUMBER OF NUMBER OF
                                             BUILDINGS PROPERTIES  SQUARE FEET
                                             --------- ---------- --------------
                                                                  (IN THOUSANDS)
   Northern California......................      9         3          460
   Southern California......................     12         7          330
   Colorado.................................      1         1          100
   Oregon...................................      2         1           38
                                                ---       ---          ---
     Total..................................     24        12          928
                                                ===       ===          ===

  The following table summarizes the lease expirations in the retail portfolio for the fourth quarter of 1997 and thereafter:

                            FOURTH
                            QUARTER
                             1997   1998  1999  2000  2001  2002  2003  2004  2005  THEREAFTER
                            ------- ----  ----  ----  ----  ----  ----  ----  ----  ----------
   Percent.................   3.7%  7.6%  4.0%  13.6% 7.9%  2.8%  4.1%  10.5% 0.6%     45.2%
   Square feet (in thou-
    sands).................    32    66    34    117   68    24    35     90    5       391

  Of the 32,000 square feet expiring in the fourth quarter of 1997, 56% is located in Southern California and the balance spread across the rest of the portfolio, and approximately 7,000 square feet of such space represent month-to-month leases.

  LAND LEASES

  At September 30, 1997, the Company's land lease portfolio consisted of 5,342 acres subject to primarily long-term leases. Property operating income for the land lease portfolio has remained stable since 1994, as illustrated in the table below:

                                                                    NINE MONTHS
                                           YEAR ENDED DECEMBER 31,     ENDED
                                           ----------------------- SEPTEMBER 30,
                                            1994    1995    1996       1997
                                           ------- ------- ------- -------------
                                                      (IN THOUSANDS)
   Income from Land Leases................ $ 6,377 $ 6,171 $ 6,705    $5,142

  The following table summarizes the Company's land leases by region as of September 30, 1997:

                                                                 NUMBER OF
                                                                  LEASES   ACRES
                                                                 --------- -----
   Arizona......................................................      4       16
   Northern California..........................................      5       24
   Southern California..........................................     45    5,297
   Texas........................................................      1        5
                                                                    ---    -----
     Total......................................................     55    5,342
                                                                    ===    =====

  In November 1997, the Company entered into a letter of intent to acquire a large portfolio consisting primarily of land leases valued at approximately $65 million in the aggregate. The acquisition, if consummated, would not be consummated until sometime in 1998, and there can be no assurances that the acquisition will be consummated.

  JOINT VENTURES

  The Company has direct or indirect equity interests in five income-producing joint ventures, ranging from 25% to 72%. These joint ventures provided cash distributions to the Company of $6.6 million for the nine months ended September 30, 1997 and equity in earnings of $6.0 million for the same period. The Company is engaged in discussions concerning the possible sale of certain joint venture interests. As of September 30, 1997, the Company owns joint venture interests in the following income-producing properties in addition to its joint venture interests in development properties described under "-- Development--Joint Ventures":

                                                                     EQUITY IN EARNINGS
                                                                          (LOSSES)
                                                                 --------------------------
                                                                               NINE MONTHS
                                                                  YEAR ENDED      ENDED
                             NO. OF                    OWNERSHIP DECEMBER 31, SEPTEMBER 30,
             TYPE           VENTURES       SIZE        INTEREST      1996         1997
             ----           -------- ----------------- --------- ------------ -------------
                                                                       (IN THOUSANDS)
   Hotel...................     2          1,939 rooms  25-50%      $6,739       $5,785
   Office..................     1      205,000 sq. ft.    67%         (568)          80
   Apartments..............     1            387 units    50%         (178)          98
   Furniture Mart..........     1    1,200,000 sq. ft.    72%           --           --
                                                                    ------       ------
                                                                    $5,993       $5,963
                                                                    ======       ======

DEVELOPMENT

  INDUSTRIAL

  The Company intends to continue expanding industrial development activity. Approximately 2,059 acres of the Company's industrial land in 17 separate locations would, once entitled and approved, support the development of up to 28 million square feet of industrial development.

  Through the first nine months of 1997, the Company commenced construction on
1.3 million square feet of new industrial development and completed approximately 1.7 million square feet of industrial construction. In addition, the Company recently acquired Stapleton Business Park in Denver, Colorado and industrial properties in Northern California. As of September 30, 1997, the Company had 1.8 million square feet under construction and had signed leases for 109,000 square feet of new industrial development. The Company intends to seek additional build-to-suit opportunities and to engage in speculative development when advantageous to do so in light of local market conditions.

  The following table summarizes selected industrial development properties by location as of October 30, 1997:

                                                                  SQUARE FEET OF
                                                           ACRES   ENTITLEMENTS
                                                           -----  --------------
                                                                  (IN MILLIONS)
   Southern California
    Anaheim..............................................     2.2       0.1
    City of Industry.....................................    18.8       0.4
    La Mirada (held in joint venture)....................    20.3       0.4
    Mira Loma(1).........................................    62.1       1.4
    Ontario..............................................   246.6       3.9
    Rancho Cucamonga(2)..................................    32.6       0.6
    Santa Fe Springs.....................................     8.1       0.2
   Northern California
    Richmond.............................................    54.8       0.7
    Fremont(3)...........................................    65.7       1.0
    Oakland..............................................    13.9       0.3
                                                          -------      ----
     Total in California.................................   525.1       9.0
                                                          -------      ----
   Chicago, Illinois
    International Centre, Woodridge......................   379.3       4.7
    Romeoville...........................................   140.5       2.0
   Dallas, Texas
    Coppell..............................................   171.6       2.9
    Garland..............................................    59.9       1.2
   Denver, Colorado(2)...................................   294.2       3.4
   Phoenix, Arizona......................................   214.3       3.6
   Oklahoma City, Oklahoma...............................   274.5       1.2
                                                          -------      ----
     Total outside of California......................... 1,534.3      19.0
                                                          -------      ----
     Total............................................... 2,059.4      28.0
                                                          =======      ====

--------
(1) Represents properties which the Company does not currently own but for which it has entered into contractual relationships to acquire, such as letters of intent, purchase agreements with customary conditions precedent, option agreements and other similar arrangements. There can be no assurance the Company will actually acquire these properties.
(2) Entitlements are in progress.
(3) The acreage at Fremont represents the estimated industrial development at the Company's 840-acre mixed-use project, Pacific Commons in Fremont. The remainder of the developable acreage at Pacific Commons will be research and development facilities, flex-tech, office and retail.

  Because entitlement depends on discretionary government decisions as well as the results of a variety of predevelopment studies undertaken at various points in the planning for a project, there can be no assurances that the potential square feet of entitlements will in fact be received or if received, will permit timely development in the light of market conditions.

  For 1997, the Company expects to exceed the level of construction starts in 1996. The following table summarizes the Company's industrial development activities during the periods presented:

                                                                NINE MONTHS
                                 YEAR ENDED DECEMBER 31,           ENDED
                               ------------------------------  SEPTEMBER 30,
                                 1994      1995       1996         1997
                               --------  --------  ----------  -------------
                                            (IN SQUARE FEET)
   Under construction, begin-
    ning of period............  307,000   337,136     641,128    2,286,961
   Construction starts........  381,136   791,846   3,259,308    1,252,000(1)
   Completion................. (351,000) (487,854) (1,613,475)  (1,727,961)
                               --------  --------  ----------   ----------
   Under construction, end of
    period....................  337,136   641,128   2,286,961    1,811,000(1)
                               ========  ========  ==========   ==========

--------
(1) Includes 626,000 square feet of "design build" development for third-party land owners.

  The following table summarizes the Company's sales of industrial development property in the periods presented:

                                                                    NINE MONTHS
                                           YEAR ENDED DECEMBER 31,     ENDED
                                           ----------------------- SEPTEMBER 30,
                                            1994   1995     1996       1997
                                           -------------- -------- -------------
                                                      (IN THOUSANDS)
   Sales.................................. $  --  $ 3,224 $ 40,525    $24,607
   Cost of Sales..........................    --    2,271   26,709     18,703
                                           ------ ------- --------    -------
     Gain................................. $  --  $   953 $ 13,816    $ 5,904
                                           ====== ======= ========    =======

  MIXED-USE PROJECTS

  The Company's land portfolio includes four major mixed-use development sites, which include development for residential, office, retail and entertainment purposes.

  Mission Bay, San Francisco, CA. The Company owns 166.9 acres of property in San Francisco adjacent to downtown, which is part of an approximately 300-acre mixed-use development project known as Mission Bay. The balance of the project is primarily owned by several public entities. The current proposed development for Mission Bay includes up to:

  .  6,000 residential units, of which 4,600 may be developed by the Company;

  . a 2.65 million square-foot research campus for the University of California at San Francisco ("UCSF") to be developed by UCSF;

  . 5.0 million square feet of private office, research and development and biotech space surrounding the UCSF campus;

  . 850,000 square feet of retail, including a 350,000 square-foot retail/entertainment center adjacent to the planned San Francisco Giants ballpark; and

  .  a 500-room hotel.

  The Mission Bay development would provide additional residential and office units in San Francisco. Information compiled by the Rosen Consulting Group shows that over the past two years, apartment vacancy rates in San Francisco have dropped as low as 1.1% and have averaged less than 2.2%. Rosen's compiled information also shows that San Francisco CBD office vacancy rates declined from 7.1% at the end of 1996 to 5.3% at the end of the second quarter of 1997.

  In September 1996, the Mayor of San Francisco forwarded to various city agencies a non-binding conceptual framework for the development of an approximately 65-acre portion ("Mission Bay North") of the project, with a request that the agencies work diligently to make progress on the proposal. This portion of the project begins at the terminus of the I-280 freeway and runs on either side of King Street up to the planned site of the new Giants ballpark. In July 1997, the Mayor of San Francisco forwarded to various city agencies a non-binding, conceptual framework for the development of the remainder of the Mission Bay project ("Mission Bay South"). Mission Bay South is bordered by Mission Bay North to the north, Mariposa Street to the south, Seventh Street to the west, and the San Francisco Bay to the east. As proposed in the Mayor's letters, the Company's land in the overall Mission Bay project would support up to: 4,300 market-rate housing units, 300 affordable housing units, 5.0 million square feet of office, R&D and biotech space, 350,000 square feet of entertainment retail, 500,000 square feet of neighborhood- and community-supporting retail and a 500-room hotel. As presently proposed, incremental property taxes generated by the project will be available to finance infrastructure.

  The Mission Bay project will be developed around the new 2.65-million-square-foot biotech/research expansion campus for UCSF, which will be developed by developers (which may include the Company) selected by UCSF. The proposed development also includes 1,400 affordable housing units to be built by other developers. The Mission Bay South conceptual framework is conditioned upon a number of contingencies, including the negotiation of an agreement between the Company and The Regents of the University of California ("The Regents") to locate the UCSF expansion campus at Mission Bay South. In September 1997, the Company entered into such an agreement with The Regents to locate the UCSF expansion campus on a portion of Mission Bay South (29.3 acres of which would be donated by the Company and 13.3 acres of which would be contributed by the City of San Francisco). The obligations of both parties under this agreement are subject to a number of conditions, including a review of the property. There can be no assurances that these conditions will be satisfied.

  The entitlement process for all of Mission Bay is underway and will continue into 1998. There can be no assurances that the necessary entitlements will be obtained for the project, or that the timing or scope of entitlements, if obtained, will coincide with market conditions. It is not feasible to estimate project development costs until entitlements have been obtained.

  Currently, the 166.9-acre portion of the project owned by the Company contains approximately 1.1 million square feet of income-producing buildings and approximately twenty land leases. The buildings, as of September 30, 1997, were 92% occupied. These operating assets are merely interim uses of the property and are not expected to be part of any final project. Rental revenue from the buildings at Mission Bay was $4.5 million during 1996, resulting in property operating income of $3.2 million. Rental revenue from the land leases was approximately $1.6 million during 1996, resulting in property operating income of $600,000.

  Pacific Commons, Fremont, CA. Pacific Commons, which management believes is the largest planned business park in Silicon Valley, consists of 840 acres adjacent to I-880 sixteen miles north of San Jose. Market demand for industrial, warehouse, flex-tech, R&D and campus office space in the Silicon Valley area is strong as vacancy rates for all product types have dropped since the end of 1996. Information compiled by Rosen Consulting Group indicates that during the first six months of 1997, warehouse vacancy dropped from 4.7% to 1.5%; industrial vacancy went from 4.4% to 1.7%; office vacancy dropped from 18.7% to 11.1%; and R&D fell from 5.2% to 4.2%, taking the overall vacancy rate for the area from 5.6% at the end of 1996 to 3.3% as of June 30, 1997.

  In late 1996, the Company received the necessary entitlements from the City of Fremont for 8.5 million square feet of development, including 8.25 million square feet of R&D, light industrial, warehouse/distribution, and corporate campus space, as well as 250,000 square feet of retail space. The initial phase of development at Pacific Commons is underway on 78 acres, including 238,000 square feet of R&D and light industrial buildings started during the third quarter of 1997 and the 376,000-square-foot Office Depot building started at the end of 1996. These 78 acres have the potential for an estimated additional 574,000 square feet of development.

  The Company is currently working with the City of Fremont and various federal, state, and local agencies to address the impact of the rest of the proposed Pacific Commons development on wetlands and special status species. Based on the results of the predevelopment species and wetland surveys, in the second quarter of 1997, the Company and the City of Fremont filed a modified application for a permit to undertake the proposed development activities, including a mitigation proposal for the project. Discussions with various federal and state agencies concerning the mitigation measures necessary for the site are continuing and the amount of additional area that will ultimately be available for development will be identified as these discussions proceed in coming months. There can be no assurances that the necessary government approvals will be obtained for the development of the remainder of the park, or that the timing of entitlements, if obtained, will meet marketing needs.

  Union Station, Los Angeles, CA. The Company currently owns approximately 43 acres surrounding and including the historic Los Angeles Union Station. Located in downtown Los Angeles, Union Station is a transport hub, with Amtrak rail service, commuter rail lines serving the surrounding five-county region (Metrolink), and Los Angeles' growing subway and surface light rail systems.

  In 1996, the City of Los Angeles awarded the Company an entitlement package permitting seven million square feet of office development with the flexibility to substitute other uses such as office, hotel, sports and entertainment facilities and housing. As part of this development, in 1996, the Company sold a 4.2-acre portion to the Metropolitan Water District and entered into a design-build contract to build its new headquarters facility. The sale generated proceeds of $13.2 million, a gain of $5.0 million and a commission to build the facility. The Company has commenced construction of the 500,000-square-foot, 12-story headquarters facility, which is scheduled for completion in late 1998, with occupancy to occur in 1999.

  Santa Fe Depot, San Diego, CA. The Company owns approximately 14 acres near the waterfront in downtown San Diego, California, including Santa Fe Depot. The site is served daily by Amtrak, a commuter rail line (Coaster), and San Diego's growing trolley system. The site is currently entitled for a mixture of office, hotel, retail and housing development. Management is reevaluating the approved specific plan in light of current and projected market conditions, and is cooperating with the U.S. Navy, the Port Commission of San Diego, and San Diego City and County agencies on a master plan for the entire North Embarcadero portion of the waterfront. An adjacent site is also one of three under consideration for a new baseball stadium for the San Diego Padres, which may require reevaluation of the specific plan, and in turn could require additional entitlements. There can be no assurances that any necessary entitlements will be obtained, or that the timing of entitlements, if obtained, will meet marketing needs.

  RESIDENTIAL

  As part of its efforts to enhance core compentencies and capitalize on opportunities in the California residential market, in March 1996 the Company acquired The Akins Companies ("Akins"), a residential real estate company consisting of a diversified group of entities involved in home-building, community development and project management services. Since 1950, Akins has developed more than 10,000 homes throughout Southern California.

  The acquired business, now called the Catellus Residential Group ("CRG"), develops the Company's residential land, as well as projects previously started by Akins, and will undertake new development activities. CRG will also develop residential housing at the Company's mixed-use projects. In the past, Akins relied primarily on project management services and joint ventures to develop its properties. CRG has moved away from project management and joint ventures in favor of ownership of development projects; however, it has continued and will continue to consider individual joint venture opportunities. The Company, through a joint venture, recently acquired Talega Valley, a 3,470 acre residential land development project located in San Clemente, California. The Company also has an option to acquire a 220-acre residential site in Hercules, California.

  CRG includes three divisions: Community Development, which identifies and develops large-scale residential communities in prime housing markets; Merchant Housing, which designs, builds and markets a variety of for-sale products, from entry-level to estate homes; and Urban Housing, which develops and markets affordable rental and for-sale housing, primarily within high-density urban areas, as well as institutional housing such as faculty and student housing for universities, and is pursuing opportunities in military housing as described below.

  In April, 1997, CRG, along with a proposed co-investor, responded to a Department of Defense ("DOD") Request for Proposal ("RFP") for the rehabilitation and construction of approximately 2,600 housing units at Fort Carson, Colorado. The DOD considers up-to-date housing with amenities critical to recruiting and retaining qualified personnel in the all-volunteer military, and the Fort Carson project is the first RFP under an overall DOD program to rehabilitate or construct 300,000 housing units for military personnel. The Department of the Army ("DOA") has indicated that CRG and its proposed co-investor are the "apparent selected offeror" for the Fort Carson project. CRG is continuing its discussions with the DOA, but there can be no assurance that these discussions will culminate in a contract award to CRG and its proposed co-investor.

  The rehabilitation and development of military housing is a new development opportunity for the Company. CRG may respond to future RFPs for additional projects under this program. There can be no assurances that CRG will be awarded any contracts as a result of its responses to future RFPs.

  The following table summarizes the Company's residential properties as of September 30, 1997:

                                                                    TOTAL LOTS
                              OWNERSHIP/                   TOTAL       WITH
                               PROFIT            TOTAL    ENTITLED ENTITLEMENTS
     PROJECT & LOCATION        INTEREST  ACRES UNITS/LOTS   LOTS   IN PROGRESS
     ------------------       ---------- ----- ---------- -------- ------------
 Lakeside - Buena Park, Cal-
  ifornia....................    100%       70      350      350        --
 Talega - San Clemente, Cal-
  ifornia....................     33%    3,470    4,965    2,405      2,560
 Tracy - California..........    100%      450    2,400      --       2,400
 Foothill Glen - Union City,
  California.................    100%       35      102      102        --
 Bridgecourt Apartments -
  Emeryville, California.....     50%        2      220      220        --
 Signature Collection - New-
  port Beach, California.....     50%       24       29       29        --
 Vidorra - Tustin, Califor-
  nia........................     50%       26      122      122        --
 Vista Ladera - Stevenson
  Ranch, California..........     50%        9       45       45        --
 Ridgemoor - Rowland
  Heights, California .......     25%       91      169      169        --
 Ocean Bluffs - Carlsbad,
  California.................    100%       31       96       96        --
 Spinnaker Bay - Long Beach,
  California.................    100%        8       47       47        --
 Stockton - California.......    100%      398      800      --         800
 Chino Hills - California
  (1)........................    100%      279      215      --         215
 Shriners - San Francisco,
  California (1).............     50%        5       84      --          84
 La Quinta - California
  (1)........................    100%       40      201      201        --
 Meadowlark - Huntington
  Beach, California (1)......    100%       48      345      --         345
 Oak Creek - Irvine, Cali-
  fornia (1).................    100%       45      104      104        --
 Westbluffs - Playa del Rey,
  California (1).............    100%       44      121      --         121
 Hercules, California (1) ...    100%      220    1,000      --       1,000
 Fort Carson - Colorado
  Springs, CO (1) ...........     90%      598    2,664    2,664        --
 Clodine - Texas.............    100%      877    2,100      --       2,100
 Oakcliff - Texas............    100%      110      285      --         285
                                 ---     -----   ------    -----      -----
   Total.....................            6,880   16,464    6,554      9,910
                                         =====   ======    =====      =====

--------
(1) Represents properties which the Company does not currently own but for which it has entered into contractual relationships to acquire, such as letters of intent, purchase agreements with customary conditions precedent, option agreements and other similar arrangements. There can be no assurance the Company will actually acquire these properties.

  Sales. The following table summarizes the Company's sales of residential development property, which include finished lots and housing units, for the periods presented:

                                                                NINE MONTHS
                                      YEAR ENDED DECEMBER 31,      ENDED
                                     ------------------------- SEPTEMBER 30,
                                      1994    1995     1996        1997
                                     ------- ------- --------- -------------
                                                 (IN THOUSANDS)
   Sales............................ $   --  $   --  $  21,945    $23,645
   Cost of Sales....................     --      --     20,138     22,543
                                     ------- ------- ---------    -------
     Gain........................... $   --  $   --  $   1,807    $ 1,102
                                     ======= ======= =========    =======    ===

  JOINT VENTURES

  The Company has direct or indirect equity interests in various land and residential development partnerships.

                                                          EQUITY IN EARNINGS
                                                               (LOSSES)
                                                      --------------------------
                                                                    NINE MONTHS
                                                       YEAR ENDED      ENDED
                                                      DECEMBER 31, SEPTEMBER 30,
                           TYPE                           1996         1997
                           ----                       ------------ -------------
                                                            (IN THOUSANDS)
      Residential development........................    $ 796        $  562
      Land development...............................      (38)          945
                                                         -----        ------
                                                         $ 758        $1,507
                                                         =====        ======

FEE DEVELOPMENT AND MANAGEMENT SERVICES

  DEVELOPMENT SERVICES

  The Company is currently the developer on a design-build basis, in partnership with Charles Pankow Builders, for the Metropolitan Water District headquarters facility, for which it receives a fee. The Company intends to pursue additional design-build opportunities when available to develop relationships with other entities and to generate fees.

  MANAGEMENT SERVICES

  The Company currently provides services to BNSF, which owns one of the nation's largest railroads, and Canadian Pacific Railroad, one of Canada's largest railroads. The Company's wholly-owned subsidiary, Catellus Management Corporation ("CMC"), provides management and disposition services for BNSF's real property assets, which include approximately 17,000 leases located in 27 states and two Canadian provinces. CMC also manages BNSF's existing portfolio of approximately 120,000 permits and handles BNSF's issuance of new permits. CMC is currently preparing an inventory of all of Canadian Pacific's non-railroad real estate assets. The Catellus Residential Group also generates management fees in regards to its joint venture developments and third party arrangements. The Company uses a proprietary management system that tracks title and leases and provides site plan mapping and imaging data for each of the properties under management.

CATELLUS RESOURCES GROUP PORTFOLIO

  The Company owns approximately 784,000 acres of land in the Southern California desert regions of Los Angeles, Kern, San Bernardino, Riverside and Imperial Counties. These desert properties are the result of the historical land grants to the Southern Pacific Railroad. Because of its location, lack of contiguity among parcels and other factors, this land is not currently suitable for traditional development activities. As a result, a new division of the Company, Catellus Resources Group, was created in 1995 to explore the potential for agricultural, mineral, water, telecommunication, energy, and waste management uses for this property.

  Upon completion of its initial assessment of the properties, Catellus Resources Group has identified several opportunities for the property, including sale opportunities to private and public buyers and a variety of commercial, parkland, conservation and special use projects. Catellus Resources Group will continue to pursue efforts to sell or to exchange the land with various governmental agencies and other entities. A total of approximately 343,000 acres of the Company's desert land fall into categories designated for acquisition by the federal government as wilderness, national preserve or habitat conservation. There can be no assurances that any of these prospects or opportunities will materialize or be realized by the Company.

RVL, INC.

  In 1997, the Company formed a wholly-owned subsidiary, RVL, Inc., to make passive investments in limited liability companies formed for the purpose of acquiring, at a discounted price, properties requiring environmental remediation, performing the necessary remediation and reselling the remediated properties. RVL owns passive interests in two such limited liability companies, Remediation Enterprises, LLC ("Remediation") and Restoration Venture, LLC ("Restoration"). Remediation, Restoration and their subsidiaries expect to acquire properties only after extensive investigation designed to characterize the environmental problems and quantify the costs of remediation, and after obtaining appropriate insurance for overruns in the remediation budget. Between formation and September 30, 1997, the Company has contributed $4.6 million in cash and property with a book value of approximately $1.0 million to RVL.

  A limited liability company formed by Remediation and Restoration, Hercules, LLC, acquired the Pacific Refinery at Hercules, California in September 1997. The Company has entered into an agreement to provide entitlement services to Hercules, LLC in return for an option to buy the property once defined remediation work is completed.

  This investment represents a new field and a new area of investment for the Company. There can be no assurances that the managing member of Remediation and Restoration will manage the business successfully, that environmental problems will be accurately characterized, or that insurance will be available or adequate to cover remediation budget overruns. Any of these contingencies could result in the loss of some or all of the Company's investment in RVL.

ENVIRONMENTAL MATTERS

  Various federal, state, and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the Company's operations and costs. See "Risk Factors--Environmental Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters." Such regulations can increase the cost of planning, designing, developing, managing and maintaining the Company's properties. The Company has expended and will continue to expend significant financial and managerial resources to comply with environmental regulations and local permitting requirements. While the Company or outside consultants have evaluated the environmental liabilities associated with most of the Company's properties, any evaluation necessarily is based upon then-prevailing law, identified site conditions and sampling methodologies. In addition, many of the Company's properties are in the early stages of development, and the environmental studies and investigations which have been performed are preliminary. It is possible that significant unknown costs and liabilities may arise in the future relating to these properties and that certain development projects may be significantly delayed, modified, or canceled as a result of associated remediation costs. In addition, other properties presently or formerly owned by the Company or its corporate predecessors have required or may require remediation. Although there can be no assurance, the Company does not believe that such costs will have a material adverse effect on its business, financial condition or results of operations.

LITIGATION

  The Company, its subsidiaries and other related companies are named defendants in several lawsuits arising from normal business activities, are named parties in certain governmental proceedings (including environmental actions) and are the subject of various environmental remediation orders of local governmental agencies arising in the ordinary course of its business. While the outcome of these lawsuits or other proceedings against the Company and the cost of compliance with any governmental order cannot be predicted with certainty, management does not expect any of these matters to have a material adverse effect on the business, financial condition or liquidity of the Company.

COMPETITION

  Real estate markets are regional, and levels of competition vary by market. The Company encounters significant competition for leasing and sales of real estate in each of its market areas, but no one competitor is dominant. The Company is not dependent on any one customer for a significant portion of its revenues.

EMPLOYEES, CONTRACTORS AND CONSULTANTS

  At September 30, 1997, the Company had 344 employees, including 56 employees of Catellus Management Corporation and 121 employees of Catellus Residential Group. The Company engages third parties to manage multi-tenant properties and properties in locations which are not in close proximity to the Company's regional or field offices. In addition, the Company engages outside consultants such as architects and design firms in connection with its pre-development activities. The Company also employs third party contractors on development projects for infrastructure and building construction and retains consultants to assist it in a variety of areas at the project level and at the corporate level for efforts like strategic planning.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES OF THE COMPANY

  EXECUTIVE OFFICERS AND DIRECTORS

NAME                                     AGE                       POSITION
----                                     ---                       --------
Nelson C. Rising.......................   56 President, Chief Executive Officer and Director
Stephen P. Wallace.....................   43 Senior Vice President and Chief Financial Officer
Timothy J. Beaudin.....................   38 Senior Vice President Property Operations
Ira E. Yellin..........................   57 Senior Vice President Southern California Development
Kathleen Smalley.......................   39 Senior Vice President, General Counsel and Secretary
Paul A. Lockie.........................   38 Vice President and Controller
Jacqueline R. Slater...................   45 Chairman of the Board
Joseph F. Alibrandi....................   68 Director
Daryl J. Carter........................   42 Director
Richard D. Farman......................   62 Director
Christine Garvey.......................   51 Director
William M. Kahane......................   49 Director
Donald J. McNamara.....................   44 Director
Leslie D. Michelson....................   46 Director
Thomas M. Steinberg....................   41 Director
Beverly Benedict Thomas................   54 Director

  Additional information concerning the business background of each executive officer and director of the Company is set forth below:

  MR. RISING has served as President and Chief Executive Officer and a Director of the Company since September 1994. For more than five years prior to joining the Company, Mr. Rising was a Senior Partner with Maguire Thomas Partners, a Los Angeles-based commercial developer with projects in Southern California, Dallas and Philadelphia.

  MR. WALLACE was elected as Senior Vice President and Chief Financial Officer in July 1995. Mr. Wallace was previously the Senior Vice President and Chief Financial Officer at Castle & Cooke Homes, Inc. from May 1993. Before that Mr. Wallace served as the Chief Financial Officer at A.M. Homes in Newport Beach, California, and before that he was a Partner at Arthur Andersen LLP.

  MR. BEAUDIN was elected Senior Vice President Property Operations in January 1996. Before this appointment, Mr. Beaudin served as Vice President Property Operations since February 1995. For more than five years before that, Mr. Beaudin served as Senior Vice President--Managing Officer of the Financial Services Group at CB Commercial Real Estate Group, a national real estate brokerage firm.

  MR. YELLIN joined the Company in February 1996 as the Senior Vice President, Southern California Development. For more than five years before joining the Company, Mr. Yellin served as President of the Yellin Company, a Los Angeles real estate investment, development and management company involved primarily in the acquisition, restoration and redevelopment of historic buildings in the Historic Core of Downtown Los Angeles.

  MS. SMALLEY joined the Company as Senior Vice President, General Counsel and Secretary on January 1, 1997. For more than five years before joining the Company, Ms. Smalley was General Counsel and Investment Manager of Crow Family Holdings, an investment management company that manages assets, including real estate and related businesses, throughout the United States and abroad. During 1996 and 1997, Ms. Smalley held an appointment to Harvard Law School, where she lectured in real estate transactions.

  MR. LOCKIE joined the Company as Vice President and Controller in February 1996. Before joining the Company, Mr. Lockie served as the Chief Financial Officer for Kimball Small Properties, Inc. ("KSP"), a San Jose, California real estate development and management company, since 1987.

  MS. SLATER has served as Chairman of the Board of Directors of the Company since May 1997 and as a Director of the Company since February 1993. From 1995 to the present, Ms. Slater has served as Managing Director, The Chase Manhattan Bank and President, Chase Commercial Mortgage Securities Corp., responsible for commerical real estate securitization (CMBS). From 1990 to 1995, she was Managing Director, responsible successively for commerical real estate restructuring and loan and REO (real estate owned) sales.

  MR. ALIBRANDI has served as a Director of the Company since May 1989. From 1985 to the present, Mr. Alibrandi has served as Chairman of Whittaker Corporation, a diversified company with business activities in the aerospace and communications field. From 1974 to 1994 and from 1996 to the present, he has also served as Chief Executive Officer of Whittaker Corporation. Mr. Alibrandi is currently a director of Whittaker Corporation, Jacobs Engineering Group, Burlington Northern Santa Fe Corporation, Bank of America NT & SA, BankAmerica Corporation, and NewMed Corporation.

  MR. CARTER has served as a Director of the Company since May 1995. From 1992 to the present, Mr. Carter has served as Co-Chairman of Carter Primo Chesterton, L.P., a real estate investment management company. From 1990 to 1992, he was President of Carter Property Company, a real estate asset management company. From 1985 to 1990, he served as Vice President of Westinghouse Credit Corporation, a real estate investment company.

  MR. FARMAN has served as a Director of the Company since May 1997. He has been President, Chief Operating Officer and Director of Pacific Enterprises, an energy services company, since 1993. From 1993 to 1995, he was Chief Executive Officer of Southern California Gas Company, a subsidiary of Pacific Enterprises. From 1989 to 1993, he served as Chairman and Chief Executive Officer of Southern California Gas Company.

  MS. GARVEY has served as a Director of the Company since May 1995. From April, 1997 to the present, Ms. Garvey has served as Group Executive Vice President, Commercial Real Estate Services Group of Bank of America NT&SA. From 1992 to March 1997, Ms. Garvey has served as Executive Vice President, Corporate Real Estate, Other Real Estate Owned ("OREO"), Sales and Property Management of Bank of America NT & SA. From 1991 to 1992, she was Vice President (OREO Division) of Security Pacific National Bank. From 1986 to 1991, she was Senior Vice President (Manager, Corporate Real Estate Department) of Wells Fargo Bank.

  MR. KAHANE has served as a Director of the Company since May 1997. From 1992 to the present, Mr. Kahane has served as Managing Partner of Milestone Partners Limited, an investment banking and financial advisory company, and Chief Investment Officer of Robert H. Burns Holdings Ltd., a private investment company. Mr. Kahane is a director (advisory) of Yue-Sai Kan Cosmetics, and a director of Robert H. Burns Holdings Ltd. and Robert H. Burns Ventures Ltd.

  MR. McNAMARA has served as a Director of the Company since May 1997. From 1988 to the present, Mr. McNamara has served as the Chairman of The Hampstead Group, an investment company founded by Mr. McNamara. He is also Chairman of Bristol Hotel Company and is a director of Felcor Suite Hotels and Malibu Entertainment Worldwide, Inc.

  MR. MICHELSON has served as a Director of the Company since May 1997. From 1988 to the present, Mr. Michelson has served as Chairman and Chief Executive Officer of Value Health Sciences, Inc., an applied health services research firm. He is also a director of G&L Realty, Inc.

  MR. STEINBERG has served as a Director of the Company since June 1994. From 1997 to the present, Mr. Steinberg has served as President of Tisch Family Interests, which manages and supervises various investments for members of the Laurence A. Tisch and Preston R. Tisch families. From 1991 until 1997, he served as Managing Director of Tisch Family Interests.

  MS. THOMAS has served as a Director of the Company since March 1995. From 1995 to the present, Ms. Thomas has served as Vice President of UT Strategies Inc., a public affairs firm. From 1991 to 1995, she was Assistant Treasurer of the State of California. From 1984 to 1991, she was a Partner of Unger Thomas, a development consulting firm.

  OTHER KEY EMPLOYEES

 NAME                   AGE                       POSITION
 ----                   ---                       --------
 Carl S. Akins.........  49 Chairman, Catellus Residential Group
 Bruce K. Akins........  46 President, Catellus Residential Group
 Glen E. Allen.........  41 Vice President, Construction Services
 Ted R. Antenucci......  33 Vice President, Industrial Development Midwest
 Daniel P. Arian.......  32 Vice President, Retail/Entertainment Development
 Martha Buxton.........  50 Vice President, Entitlements & Acquisitions
                            Vice President, Construction, Southern California
 Timothy B. Carey......  39 Development
 Syl L. Egan...........  56 Senior Vice President, Northern California
                            Construction, Catellus Residential Group
 David B. Friedman.....  40 President, Catellus Resources Group
 Frank E. Fullerton....  51 Senior Vice President, Construction, Catellus
                            Residential Group
 Douglas J. Gardner....  46 Vice President, Southern California Development
 Jaime L. Gertmenian...  31 Vice President, Human Resources/Administration
 William R. Hamilton...  50 Vice President, Southern California Development
 Christopher M. Hawke..  38 Senior Vice President, Northern California Merchant
                            Housing Division, Catellus Residential Group
 Susan Herald..........  51 Vice President, Assistant General Counsel
 Stephen R. Koch.......  47 Vice President, Finance
 Stephen L. Kuptz......  38 Executive Vice President, Urban Housing Division,
                            Catellus Residential Group
 Bruce T. Lehman.......  45 Executive Vice President, Merchant Housing
                            Division, Catellus Residential Group
 Don D. Little.........  42 Vice President, Industrial Development Northwest
 Anthony J. Manos......  36 Vice President, Industrial Development Southwest
 Donald M. Parker......  53 Vice President Bay Area Development
 Patrick B. Patterson..  38 Senior Vice President & Chief Financial Officer,
                            Catellus Residential Group
 Ana M. Perez..........  38 Vice President, Asset Management
 Terri L. Riker........  39 Vice President, Property Operations
                            Vice President and Chief Financial Officer, Bay
 Douglas Stimpson......  41 Area Development
 Karen Spargo..........  49 Senior Vice President, Sales & Marketing, Catellus
                            Residential Group
 Timothy L. Unger......  50 Executive Vice President, Community Development,
                            Catellus Residential Group

  Additional information concerning the business background of certain other key employees of the Company is set forth below:

  MR. CARL AKINS has served as Chairman of Catellus Residential Group since its formation in March 1996. Before joining the Company, Mr. Akins served as Chairman of The Akins Companies, a Southern California real estate development company specializing in home-building, community development and fee management. Carl Akins is the brother of Bruce Akins.

  MR. BRUCE AKINS has served as President of Catellus Residential Group since its formation in March 1996. Before joining the Company, Mr. Akins served as President of The Akins Companies, a Southern California real estate development company specializing in home-building, community development and fee management. Bruce Akins is the brother of Carl Akins.

  MR. ALLEN joined the Company in March 1996 as Vice President, Southern California Industrial Development and was promoted to Vice President, Construction Services in June 1997. Before joining the Company, Mr. Allen served as Vice President of Arvida Company, a large-scale mixed-use planned community developer for over six years. Prior to 1992, he was Vice President of Development at The Koll Company, a national real estate development firm.

  MR. ANTENUCCI has served as Vice President of Midwest Industrial Development and Senior Vice President of CMC since joining the Company in October 1995. Prior to joining the Company, Mr. Antenucci was Vice President of Real Estate for Omnitrax, one of the largest shortline operators in the United States. From 1986 to 1993, Mr. Antenucci was Vice President/Industrial Specialist at CB Commercial, a national real estate brokerage firm.

  MR. ARIAN has served as Vice President Retail/Entertainment Development at the Company since April 1997. Prior to joining the Company, Mr. Arian was Director Entertainment Properties Development with Forest City Enterprises, a publicly held real estate development company based in Cleveland, Ohio.

  MS. BUXTON currently serves as Vice President, Acquisitions & Entitlements for the Company's Bay Area Development Group, a position she was promoted to in January 1996. She joined the Company as Project Director Bay Area Development in August 1995. Prior to that, she served as an independent consultant to the Company for a year.

  MR. CAREY joined the Company in July 1996 as Vice President Construction, Southern California Development. Prior to joining the Company, Mr. Carey served as Vice President of the New Water Street Corporation in New York City, a corporation dedicated to the redevelopment of 55 Water Street and as Project Director, Administration for JLW Project Management Services, Inc., a division of Jones Lang Wootton USA. For five years prior to that, he was Tenant Improvements Manager with Maguire Thomas Partners, a Los Angeles-based commercial real estate development firm.

  MR. EGAN has served as Senior Vice President Construction for Catellus Residential Group's Northern California Division since October 1996. Prior to joining the Company, Mr. Egan served as Senior Vice President Operations for Greystone Homes, an Orange County, California homebuilder and Vice President Construction for the Mission Viejo Company, another Southern California homebuilder.

  DR. FRIEDMAN has served as President of Catellus Resources Group since February 1996. For more than five years before joining the Company, Dr. Friedman was an Associate attorney and Partner in the Los Angeles law firm of Tuttle & Taylor with an emphasis on environmental matters and representing, among other clients, major agriculture and resource interests and was a consultant specializing in California economic development research.

  MR. FULLERTON has served as Senior Vice President Construction at Catellus Residential Group since its formation in March 1996. Before that, Mr. Fullerton served as an executive at The Akins Companies, a Southern California real estate development company specializing in homebuilding, community development and fee management.

  MR. GARDNER joined the Company in September 1997 as Vice President Southern California Development. For more than the previous eight years, Mr. Gardner was a partner with Maguire Partners, a Los Angeles-based commercial real estate developer.

  MS. GERTMENIAN has been with the Company since October 1995 and currently serves as Vice President of Human Resources and Administration. For four years prior to joining the Company, Ms. Gertmenian worked in human resources and administration at CB Commercial Real Estate Group, a national real estate services firm.

  MR. HAMILTON joined the Company in March 1996 as Vice President Southern California Development. For more than five years prior to joining the Company, Mr. Hamilton was a Vice President with MCA Development Company, the real estate arm of MCA, Inc. He was a core member of the team that developed Universal CityWalk in Los Angeles.

  MR. HAWKE has served as Senior Vice President Merchant Housing Division in Catellus Residential Group's Northern California Division since August 1997. Mr. Hawke formerly served as an executive in both the Northern and Southern California offices of the William Lyon Homes, Inc.

  MS. HERALD joined the Company in October 1997 as Vice President Assistant General Counsel. Prior to that, she was an attorney with McCutchen, Doyle, Brown & Enersen. From 1990 to 1994, she served as Senior Counsel of Stanford University.

  MR. KOCH joined the Company as Vice President, Finance in May 1997. For more than five years prior to joining the Company, Mr. Koch was a partner at AMB Corporate Real Estate Advisors, a real estate investment advisory firm, in San Francisco.

  MR. KUPTZ has served as Executive Vice President of the Company's Urban Housing Division since joining the Company in June 1995. Prior to joining the Company, Mr. Kuptz was Managing Director of Sentre Partners, a real estate management, investment and development firm located in San Diego, California.

  MR. LEHMAN has served as Executive Vice President Merchant Housing Division at Catellus Residential Group since its formation in March 1996. For seven years before joining the Company, Mr. Lehman held executive positions at The Akins Companies, a Southern California real estate development company specializing in homebuilding, community development and fee management.

  MR. LITTLE joined the Company in July 1996 as Vice President of Northwest Industrial Development. For ten years before joining the Company, Mr. Little was Senior Vice President/Division Manager at Koll Real Estate Group, a real estate development group in Northern California.

  MR. MANOS joined the Company as Vice President Southwest Industrial Development in June 1997. For more than five years prior to joining the Company, Mr. Manos served as Vice President, Marketing and Leasing for Los Angeles-based Watson Land Company, one of Southern California's largest developers of industrial real estate.

  MR. PARKER was elected Vice President Bay Area Development in March 1994. From August 1993 to November 1994, Mr. Parker was the Executive Director of the Alameda Reuse and Redevelopment Authority for the conversion of the naval air station. For more than twelve years before that, Mr. Parker was a partner and project director of the Marina Village Mixed-Use Community in Alameda, California.

  MR. PATTERSON has served as Senior Vice President and Chief Financial Officer of Catellus Residential Group since its formation in March 1996. Prior to that, Mr. Patterson served as Chief Financial Officer at Avalon Properties, Inc., a public real estate investment trust. Prior to joining Avalon, Mr. Patterson served as Chief Financial Officer and Partner in the Northeast Division of Trammell Crow Residential.

  MS. PEREZ has served as Vice President Asset Management since March 1996. Before joining the Company, Ms. Perez was Vice President Asset Management with Prudential Real Estate Investors in Los Angeles.

  MS. RIKER joined the Company in September 1997 as Vice President Property Operations. Prior to that, she served as Director of Client Relations for Westmark Realty Advisors LLC, an investment advisory subsidiary of CB Commercial Real Estate Group, Inc. and as Senior Vice President Project Marketing and Management for CB Commercial Management Services Group. Before that she was President and Chief Executive Officer of Sempre Investment Advisors, Inc., a real estate investment management firm in Colorado. From 1988 to 1994, she served as Real Estate Investment Officer with the California Public Employees' Retirement System in Sacramento, California.

  MR. STIMPSON has served as Vice President & Chief Financial Officer, Bay Area Development Group since March 1996. From 1992 to 1996, Mr. Stimpson served as Vice President Finance for the Company.

  MS. SPARGO has served as Senior Vice President Sales and Marketing at Catellus Residential Group since its formation in March 1996. For more than five years prior to joining the Company, Ms. Spargo held numerous top-level sales and marketing positions at The Akins Companies, a Southern California real estate development company, specializing in home building, community development and fee management.

  MR. UNGER has served as Executive Vice President Community Development Division at Catellus Residential Group since its formation in March 1996. For more than five years prior to joining the Company, Mr. Unger was principal of homebuilding company, Rockfield Development Corporation.

                             CERTAIN TRANSACTIONS

  Ms. Garvey is an executive officer and Mr. Alibrandi is a director of Bank of America NT & SA ("Bank of America"). During 1996, the Company and its subsidiaries had banking relationships with Bank of America. Such relationships, pursuant to which funds are deposited with and borrowed from Bank of America on terms which the Company believes are competitive, reasonable and customary, have continued in 1997 and may continue in the future. The total amount paid by the Company and its subsidiaries to Bank of America during 1996 pursuant to such arrangements was approximately $6,607,545. Such amount includes interest, commitment fees and other banking fees paid to Bank of America as principal and/or in its capacity as agent for other lenders participating in the syndicate, together with certain third-party expenses incurred by Bank of America which were reimbursed by the Company. In addition, BancAmerica Robertson Stephens, one of the Representatives (see "Underwriters") is an affiliate of Bank of America. BancAmerica Robertson Stephens is receiving customary underwriters fees and expenses for its participation in the offering of Common Stock made hereby.

  Ms. Slater is an executive officer of The Chase Manhattan Bank, N.A. ("Chase Manhattan"). During 1996, the Company and its subsidiaries had banking relationships with Chase Manhattan. Such relationships, pursuant to which funds were deposited with, and borrowed from, Chase Manhattan on terms which the Company believes were competitive, reasonable and customary, terminated on October 28, 1996. The total amount paid by the Company and its subsidiaries to Chase Manhattan in interest and fees during 1996 pursuant to such arrangements was approximately $367,534. The Company also repaid approximately $50,000,000 in principal during 1996. No matters involving Chase Manhattan were presented to the Board or the Finance Committee during 1996 or 1997.

  Mr. Alibrandi is a director of BNSF. The Company, BNSF and BNSF's subsidiaries, Santa Fe Pacific Corporation ("SFP") and The Atchison, Topeka and Santa Fe Railway Company ("ATSF") and their respective affiliates, have entered into agreements from time to time as described below:

    Leases. ATSF leases approximately 1,080 square feet of office space from the Company for which it paid the Company $28,063 in 1996. SFP and ATSF also previously leased approximately 250,000 square feet of office space in Chicago from the Company under a lease which expired in April 1995. In 1996, the Company performed its annual final reconciliation of the estimated and actual common area maintenance billings for 1995. Following that reconciliation, the Company credited SFP and ATSF $177,348 relating to these billings.

    Property Management Agreements. In December 1995, CMC, a wholly owned subsidiary of the Company, entered into a Management Agreement with BNSF in which CMC agreed to act as exclusive management and selling agent for BNSF's non-railroad property located in 27 states and two Canadian provinces. The BNSF Management Agreement terminates on December 31, 2000, subject to cancellation by BNSF with 90 days prior written notice and the payment of a termination fee. In 1996, CMC earned $6,547,288 for fees and commissions under the BNSF Management Agreement. In November 1996, CMC entered into a contract with a term of four years and two months to manage BNSF's existing portfolio of approximately 100,000 permits and to handle BNSF's issuance of new permits. The Company earned $125,000 under the BNSF Permit Management Agreement in 1996.

  Mr. Yellin, an executive officer of the Company, through the Yellin Company, indirectly owns 9.8% of Bradbury Associates, L.P., a limited partnership, which owns the Bradbury Building. The Company leases 21,425 square feet of space in the Bradbury Building in downtown Los Angeles pursuant to an Office Lease dated November 22, 1996 ("Lease"). The Company moved its Southern California headquarters to that site in March 1997. The Company believes that, notwithstanding the involvement of a corporate officer, the Lease was entered into on terms which are commercially reasonable, fair to the Company, and comparable to the terms of leases of other properties which would have been available to the Company. The Lease has been unanimously approved by the Board of Directors.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table and accompanying footnotes set forth certain information regarding beneficial ownership, unless otherwise indicated, of the Company's Common Stock as of September 30, 1997 (i) by each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's capital stock, (ii) by each of the directors of the Company, (iii) by each of the executive officers of the Company and (iv) by all directors and executive officers of the Company as a group.

                                                 SHARES OF COMMON                    SHARES OF COMMON
                                                STOCK BENEFICIALLY                  STOCK BENEFICIALLY
                                                  OWNED PRIOR TO                       OWNED AFTER
                                                   OFFERING(1)        NUMBER OF          OFFERING
                                                ------------------      SHARES      ------------------
NAME OF BENEFICIAL OWNER                          NUMBER   PERCENT BEING OFFERED(2)   NUMBER   PERCENT
------------------------                        ---------- ------- ---------------- ---------- -------
Principal Stockholders
California Public Employees' Retirement
 System.......................................  37,757,250  35.5%     16,500,000    21,257,250  20.0%
Fidelity Management & Research Company(3).....   5,996,600   5.6%         --         5,996,600   5.6%
Harris Associates, L.P.(4)....................   5,895,183   5.5%         --         5,895,183   5.5%
Directors
Joseph F. Alibrandi(5)(6).....................      13,255     *          --            13,255     *
Daryl J. Carter(6)(7).........................       8,731     *          --             8,731     *
Richard D. Farman(6)..........................         995     *          --               995     *
Christine Garvey(6)(7)........................       9,871     *          --             9,871     *
William M. Kahane(6)..........................         995     *          --               995     *
Donald J. McNamara(6).........................         995     *          --               995     *
Leslie D. Michelson(6)........................         497     *          --               497     *
Nelson C. Rising(8)(9)........................     855,487     *          --           855,487     *
Jacqueline R. Slater(6)(10)...................      11,871     *          --            11,871     *
Thomas M. Steinberg(6)(11)....................      38,922     *          --            38,922     *
Beverly Benedict Thomas(6)(12) ...............       8,139     *          --             8,139     *
Executive Officers
Stephen P. Wallace(13)........................     265,401     *          --           265,401     *
Timothy J. Beaudin(14)........................     109,199     *          --           109,199     *
Ira Yellin(15)................................      75,000     *          --            75,000     *
All directors and executive officers as a
 group
 (14 persons)(16).............................   1,399,358     *          --         1,399,358     *

-------
 * Less than one percent.
(1) Beneficial and percentage ownership are determined in accordance with applicable Commission rules.
(2) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full, California Public Employees' Retirement System ("CalPERS") will sell an additional 2,475,000 shares of Common Stock and the number of shares and the percent of Common Stock to be beneficially owned will be 18,782,250 and 17.6%, respectively.
(3) Based on information contained in a Schedule 13F filed with the Commission for the quarter ended June 30, 1997. Fidelity Management & Research Company's address is 82 Devonshire Street, Boston, MA 02109-3614.
(4) Based on information contained in a Schedule 13F filed with the Commission for the quarter ended June 30, 1997. Harris Associates, L.P.'s address is 2 North LaSalle Street, Suite 500, Chicago, IL 60602-3190.
(5) Includes (i) 384 shares of Common Stock beneficially owned by Mr. Alibrandi and (ii) 10,000 shares of Common Stock that may be acquired upon the exercise of options exercisable within 60 days of September 30, 1997.
(6) Reported holdings include vested stock units credited under the Amended and Restated 1996 Performance Award Plan. The directors have been credited with stock units ranging in amount from 497 to 2,871 stock units pursuant to the terms of the Plan. Directors do not have voting power or investment power pursuant to the stock units but bear an economic risk and benefit equivalent to stock ownership because the units convert on a one-for-one basis into Common Stock following termination of service as a director.

 (7) Includes 7,000 shares of Common Stock that may be acquired upon exercise of options exercisable within 60 days of September 30, 1997.
 (8) Includes (i) 850,000 shares of Common Stock that may be acquired upon exercise of options exercisable within 60 days of September 30, 1997 and
     (ii) 5,097 shares of Common Stock held for the benefit of Mr. Rising by the Trustee of the Profit Sharing & Savings Plan and Trust.
 (9) Mr. Rising is also the Chief Executive Officer of the Company.
(10) Includes (i) 5,650 shares of Common Stock beneficially owned by Ms. Slater and (ii) 3,750 shares of Common Stock that may be acquired upon the exercise of options exercisable within 60 days of September 30, 1997.
(11) Includes (i) 4,998 shares of Common Stock beneficially owned by Mr. Steinberg, (ii) 7,961 shares of Common Stock held by and for a charitable remainder unitrust of which Mr. Steinberg is the trustee, (iii) 16,824 shares of Common Stock held in a joint account by Mr. Steinberg and (iv) 8,000 shares of Common Stock that may be acquired upon the exercise of options exercisable within 60 days of September 30, 1997. Mr. Steinberg disclaims beneficial ownership of the 7,961 shares of Common Stock held by the trust and the 16,824 shares of Common Stock held in the joint account.
(12) Includes 7,000 shares of Common Stock that may be acquired upon the exercise of options exercisable within 60 days of September 30, 1997.
(13) Includes (i) 262,478 shares of Common Stock that may be acquired upon exercise of options exercisable within 60 days of September 30, 1997 and
     (ii) 2,923 shares of Common Stock held for the benefit of Mr. Wallace by the Trustee of the Profit Sharing & Savings Plan and Trust.
(14) Includes (i) 104,160 shares of Common Stock that may be acquired upon exercise of options exercisable within 60 days of September 30, 1997 and
     (ii) 5,039 shares of Common Stock held for the benefit of Mr. Beaudin by the Trustee of the Profit Sharing & Savings Plan and Trust.
(15) Includes 75,000 shares of Common Stock that may be acquired upon the exercise of options exercisable within 60 days of September 30, 1997.
(16) Includes 1,333,988 shares of Common Stock that may be acquired upon the exercise of options exercisable within 60 days of September 30, 1997 and 13,849 shares of Common Stock held by the Trustee of the Profit Sharing & Savings Plan and Trust.

  In 1989, Bay Area Real Estate Investment Associates, L.P. ("BAREIA"), a limited partnership in which the Selling Stockholder, CalPERS, held a 99.8% interest and was the sole limited partner, was formed to hold CalPERS' interest in the Company. On December 29, 1989, BAREIA purchased 19.9% of the Common Stock of the Company and a convertible debenture of the Company in the principal amount of $75 million, which BAREIA subsequently converted into approximately 19 million shares of Common Stock on January 14, 1993 at which time it also purchased approximately 1.4 million shares of Series A Preferred Stock. On November 14, 1995, BAREIA was dissolved and CalPERS became the sole holder of approximately 30 million shares of Company Common Stock and approximately 1.4 million shares of Series A Preferred Stock which since has been converted into Common Stock. At that time, BAREIA, the Company and two other principal stockholders were parties to a Registration Rights Agreement (see "--Registration Rights Agreement") and a stockholders' agreement (the "Stockholders' Agreement") and there was a separate, related agreement between BAREIA and the Company. Pursuant to the Stockholders' Agreement, BAREIA was entitled to nominate, and the other stockholders agreed to vote for, a number of nominees to the Board of Directors of the Company proportionate to BAREIA's stock ownership and BAREIA was entitled to designate one-half of the members of the Company's Nominating Committee. Under a letter agreement dated November 14, 1995, the Stockholders' Agreement and the separate agreement between BAREIA and the Company were terminated and CalPERS (then the sole remaining shareholder of the Company out of the original parties to the Stockholders' Agreement) and the Company agreed to continue to be bound by the terms of the Registration Rights Agreement.

  Following termination of the Stockholders' Agreement and the related agreement between BAREIA and the Company, CalPERS no longer had contractual rights to designate directors of the Company. However, representatives of CalPERS and its consultants have continued from time to time to attend and participate in certain discussions occuring at meetings of the Board of Directors and certain of its committees, and have continued to have access to management of the Company and to information concerning the Company and its plans, budgets, strategies, operations and consultants' reports, which is available to Directors, including project level information. In addition, on occasion, CalPERS has offered its advice and the Company has sought the views of CalPERS concerning certain matters, including policy matters, executive compensation matters, the assignment of responsibilities among Board members and the selection of the Board chairman. In 1997, CalPERS also offered suggestions as to the process of selection of nominees, and the identification of nominees, for positions as directors of the Company, and a representative of CalPERS participated in meetings of a special selection committee of the Board and prospective candidates for positions as directors.

  REGISTRATION RIGHTS AGREEMENT

  Pursuant to the Registration Rights Agreement, CalPERS may require the Company on up to four occasions to file a registration statement under the Securities Act so long as such registration covers not less than 20% of the Registrable Securities (as defined below) held by CalPERS (or a lesser percentage if the aggregate offering price after subtraction of underwriting discounts and commissions would exceed $40 million). Pursuant to the Registration Rights Agreement, the Company shall bear all expenses, other than underwriting discounts and commissions, incurred in connection with the registrations. Pursuant to the Registration Rights Agreement, following the completion of this Offering, CalPERS may request three additional demand registrations.

  CalPERS also may request that the Company file a registration statement on Form S-3 (which may be a shelf registration if the Company so consents) if the aggregate sale price of the registrable securities will be at least $25 million and the Company has not during the preceding twelve month period already effected two registrations for CalPERS. In addition, if at any time the Company proposes to register any Common Stock or other Company securities under the Securities Act in connection with a public offering of such securities solely for cash, CalPERS has the right to request that any of its Registrable Securities be included in such registration statement, subject to certain volume limitations. Registrations pursuant to the procedures summarized in this paragraph are not counted against CalPERS' right to require up to three demand registrations in the future.

  Under the Registration Rights Agreement, the term "Registrable Securities" includes 37,488,082 of the 37,757,250 shares of Common Stock currently held by CalPERS (of which 16,500,000 Registrable Securities are offered hereby (18,975,000 Registrable Securities if the over-allotment option is exercised in full)), and any Common Stock issued as a dividend or other distribution in connection with such shares of Common Stock which are Registrable Securities and shares of any class of capital stock purchased by CalPERS pursuant to a private placement if that class of stock is publicly traded at the time registration is requested. Shares of Common Stock cease to be classified as Registrable Securities once such shares have been registered under the Securities Act, distributed pursuant to Rule 144 of the Securities Act, or otherwise transferred without restriction upon subsequent transfer, or if such shares cease to be outstanding. The registration rights may be transferred by CalPERS to a transferee or assignee of Registrable Securities if such securities remain restricted under the Securities Act and the assignee or transferee agrees to be bound by the terms of the Registration Rights Agreement.

  Additionally, under the Registration Rights Agreement, CalPERS and the Company have also agreed to indemnify each other against certain civil liabilities, including certain liabilities under the Securities Act.

  OPTIONS HELD BY CERTAIN OFFICERS

  The following table sets forth the options held by certain officers as of September 30, 1997:

                                      OPTIONS  VALUE OF VESTED VALUE OF UNVESTED
NAME                      GRANT DATE  AWARDED  SHARES ($) (1)   SHARES ($) (2)
----                      ---------- --------- --------------- -----------------
Nelson C. Rising.........  07/27/94    350,000    3,968,125              --
                           07/27/94    350,000    3,968,125              --
                           11/29/95    300,000      923,438        2,770,313(4)
                           12/04/96  1,000,000          --         8,237,500(5)
Stephen P. Wallace.......  07/24/95    330,000    2,637,250        1,318,625(3)
                           01/30/96    170,000      492,469        1,477,406(4)
                           12/04/96    500,000          --         4,118,750(5)
Timothy J. Beaudin.......  02/10/95     50,000      418,750          209,375(3)
                           02/10/95     50,000      418,750          209,375(3)
                           01/30/96    150,000      434,531        1,303,594(5)
                           12/04/96    250,000          --         2,059,375(5)
Ira E. Yellin............  02/01/96    300,000      848,438        2,545,313(4)
                           12/04/96    100,000          --           823,750(5)

--------

(1) Assuming a market price of $18.3125 per share less the exercise price.

(2) Assuming a market price of $18.3125 per share less the exercise price.

(3) Subject to time and performance vesting, whereby 33- 1/3% of the option becomes exercisable on each anniversary of the grant date, limited by the achievement of certain price levels for the Company's Common Stock. All price levels have been achieved.
(4) Subject to time and performance vesting, whereby 25% of the option becomes exercisable on each anniversary of the grant date, limited by the achievement of certain price levels for the Company's Common Stock. All price levels have been achieved.
(5) Subject to time and performance vesting, whereby 25% of the option becomes exercisable on each anniversary after the grant date, limited by the achievement of certain price levels for the Company's Common Stock. One price level for the Common Stock has not yet been achieved.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  The Company's authorized capital stock consists of 200 million shares, of which 150 million are shares of Common Stock, and 50 million shares are preferred stock, par value $.01, issuable in series (the "Preferred Stock"). As of September 30, 1997, 106,488,153 shares of Common Stock and no shares of Preferred Stock were outstanding.

  The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), which is included as an exhibit to the Registration Statement of which this Prospectus is a part and by the provisions of the applicable law.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including election of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of Preferred Stock, the holders of Common Stock will exclusively possess all voting power. All outstanding shares of Common Stock are fully paid and non-assessable.

  The Certificate of Incorporation does not provide for cumulative voting for the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock designated by the Board from time to time, the holders of Common Stock will be entitled to such dividends as may be declared from time to time thereon by the Board from funds available therefor. Upon a liquidation of the Company, the holders of Common Stock are entitled to receive pro rata all assets of the Company available for distribution to all holders of Common Stock.

PREFERRED STOCK

  Pursuant to the Certificate of Incorporation, the Board of Directors is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, and to determine the number of shares of each series and the rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board are: the annual rate of dividends; the redemption price, if any; the terms of a sinking or purchase fund, if any; the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company and conversion rights, if any. The Board cannot issue any Preferred Stock which has any voting rights, other than the right to elect directors in the event of a default in the payment of dividends or as required by law.

NO PREEMPTIVE RIGHTS

  No holder of any of the capital stock of the Company of any class will have any preemptive right to subscribe to any securities of the Company of any kind or class.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is First Chicago Trust Company of New York.

                                 UNDERWRITERS

  Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, BancAmerica Robertson Stephens, EVEREN Securities, Inc. and NationsBanc Montgomery Securities, Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Merrill Lynch International, BancAmerica Robertson Stephens, EVEREN Securities, Inc. and NationsBanc Montgomery Securities, Inc. are acting as International Representatives, have severally agreed to purchase, and the Selling Stockholder has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                      NUMBER OF
   NAME                                                                 SHARES
   ----                                                               ---------
   U.S. Underwriters:
     Morgan Stanley & Co. Incorporated...............................
     Merrill Lynch, Pierce, Fenner & Smith Incorporated..............
     BancAmerica Robertson Stephens..................................
     EVEREN Securities, Inc..........................................
     NationsBanc Montgomery Securities, Inc..........................
                                                                      ----------
       Subtotal...................................................... 13,200,000
                                                                      ----------
   International Underwriters:
     Morgan Stanley & Co. International Limited......................
     Merrill Lynch International.....................................
     BancAmerica Robertson Stephens..................................
     EVEREN Securities, Inc..........................................
     NationsBanc Montgomery Securities, Inc..........................
                                                                      ----------
       Subtotal......................................................  3,300,000
                                                                      ----------
         Total....................................................... 16,500,000
                                                                      ==========

  The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and
(ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

  Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $    a share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $    a share to other Underwriters or other Underwriters or to
certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  Pursuant to the Underwriting Agreement, the Selling Stockholder has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 2,475,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

  The Common Stock is listed on the New York Stock Exchange, the Pacific Stock Exchange and the Midwest Stock Exchange under the symbol "CDX."

  The Company and certain of its directors and officers who own Common Stock have agreed that, for a period of 90 days from the date of this Prospectus and other than the issuance of options under existing stock option plans and the issuance of Common Stock upon the exercise of options under such plans, and the Selling Stockholder has agreed that, for a period of 180 days from the date of this Prospectus, it will not, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (provided that such shares or securities are either now owned by such party or are hereafter acquired prior to or in connection with the offering of the shares of Common Stock offered hereby) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, other than (x) the Shares, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing and (z) with respect to the Selling Stockholder, if the Company files a registration statement in connection with a public offering for cash, the Selling Stockholder may request that its securities be included in such registration statement, subject to certain volume limitations contained in the Registration Rights Agreement.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if

                        CATELLUS DEVELOPMENT CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
FINANCIAL STATEMENTS
Report of Independent Accountants..........................................  F-2
Consolidated Balance Sheet.................................................  F-3
Consolidated Statement of Operations.......................................  F-4
Consolidated Statement of Stockholders' Equity.............................  F-5
Consolidated Statement of Cash Flows.......................................  F-6
Notes to Consolidated Financial Statements.................................  F-7
Summarized Quarterly Results (Unaudited)................................... F-23

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Catellus Development Corporation

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Catellus Development Corporation and its subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. The financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

San Francisco, California
February 12, 1997

                        CATELLUS DEVELOPMENT CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                              DECEMBER 31,
                                          ----------------------  SEPTEMBER 30,
                                             1995        1996         1997
                                          ----------  ----------  -------------
                                                                   (UNAUDITED)
ASSETS                                              (IN THOUSANDS)
Properties............................... $1,191,679  $1,235,440   $1,335,742
Less accumulated depreciation............   (184,228)   (211,338)    (228,970)
                                          ----------  ----------   ----------
                                           1,007,451   1,024,102    1,106,772
Other assets and deferred charges........     44,530      50,547       48,527
Notes receivable.........................      7,550      11,924       16,937
Accounts receivable, less allowance......     10,330      12,965       16,711
Restricted cash..........................        --          --         2,181
Cash and cash equivalents................     27,743      23,580       15,133
                                          ----------  ----------   ----------
  Total.................................. $1,097,604  $1,123,118   $1,206,261
                                          ==========  ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Mortgage and other debt.................. $  496,180  $  496,742   $  563,641
Accounts payable and accrued
 expenses................................     33,913      54,178       44,610
Deferred credits and other liabilities...     34,367      43,007       39,435
Deferred income taxes....................     90,270     106,738      116,667
                                          ----------  ----------   ----------
  Total liabilities......................    654,730     700,665      764,353
                                          ----------  ----------   ----------
Commitments and contingencies (Note 14)
Stockholders' equity
 Preferred stock.........................    322,500     274,428          --
 Common stock............................        730         770        1,065
 Paid-in capital.........................    196,525     197,709      474,225
 Accumulated deficit.....................    (76,881)    (50,454)     (33,382)
                                          ----------  ----------   ----------
  Total stockholders' equity.............    442,874     422,453      441,908
                                          ----------  ----------   ----------
    Total................................ $1,097,604  $1,123,118   $1,206,261
                                          ==========  ==========   ==========


                See notes to consolidated financial statements.

                        CATELLUS DEVELOPMENT CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                             NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                               ----------------------------  ------------------
                                 1994      1995      1996      1996      1997
                               --------  --------  --------  --------  --------
                                                                (UNAUDITED)
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME-PRODUCING PROPERTIES
 Rental revenue..............  $ 99,183  $102,828  $115,886  $ 86,020  $ 95,127
 Property operating costs....   (29,609)  (30,650)  (39,408)  (28,868)  (28,848)
 Equity in earnings of joint
  ventures, net..............     4,240     5,826     5,993     4,460     5,963
                               --------  --------  --------  --------  --------
                                 73,814    78,004    82,471    61,612    72,242
                               --------  --------  --------  --------  --------
DEVELOPMENT ACTIVITIES AND
 FEE SERVICES
 Gain on development property
  sales......................       --        953    15,623     9,315     7,006
 Development and management
  fee income, net............     2,151     1,924     3,432     1,995     4,377
 Equity in earnings (losses)
  of joint ventures, net.....     3,742     1,209       758       (42)    1,507
 Land holding costs, net.....    (4,891)   (3,871)   (3,724)   (2,918)     (834)
                               --------  --------  --------  --------  --------
                                  1,002       215    16,089     8,350    12,056
                               --------  --------  --------  --------  --------
Interest expense.............   (24,671)  (25,757)  (42,521)  (32,316)  (30,034)
Depreciation and amortiza-
 tion........................   (28,577)  (27,990)  (30,561)  (22,654)  (23,038)
General and administrative
 expense.....................   (14,818)  (10,924)   (8,019)   (5,718)   (8,242)
Gain on non-strategic land
 and other asset sales.......    13,307    32,789    24,405    11,775     4,628
Adjustment to carrying value
 of property.................   (24,100) (102,400)      --        --        --
Litigation, environmental and
 restructuring costs.........    (2,854)     (961)    1,093       950     1,142
Other, net...................     3,091     2,504       (19)      439        45
                               --------  --------  --------  --------  --------
EARNINGS (LOSS) BEFORE INCOME
 TAXES.......................    (3,806)  (54,520)   42,938    22,438    28,799
                               --------  --------  --------  --------  --------
Income tax (expense) benefit
 Current.....................      (186)   (1,014)   (1,069)     (392)   (1,797)
 Deferred....................     1,545    22,532   (16,468)   (8,763)   (9,930)
                               --------  --------  --------  --------  --------
                                  1,359    21,518   (17,537)   (9,155)  (11,727)
                               --------  --------  --------  --------  --------
 NET EARNINGS (LOSS).........    (2,447)  (33,002)   25,401    13,283    17,072
   Preferred stock divi-
    dends....................   (23,813)  (23,813)  (22,173)  (17,121)   (1,353)
   Premium on redemption of
    preferred stock..........       --        --     (1,334)   (1,334)      --
                               --------  --------  --------  --------  --------
 NET EARNINGS (LOSS)
  APPLICABLE TO COMMON
  STOCKHOLDERS...............  $(26,260) $(56,815) $  1,894  $ (5,172) $ 15,719
                               ========  ========  ========  ========  ========
 Net earnings (loss) per
  share of common stock......  $  (0.36) $  (0.78) $   0.03  $  (0.07) $   0.16
                               ========  ========  ========  ========  ========
 Average number of common
  shares outstanding.........    72,967    72,967    74,947    74,251    97,702
                               ========  ========  ========  ========  ========

                See notes to consolidated financial statements.

                        CATELLUS DEVELOPMENT CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                          PREFERRED STOCK     COMMON STOCK
                          -----------------  -------------- PAID-IN   ACCUMULATED
                          SHARES   AMOUNT    SHARES  AMOUNT CAPITAL     DEFICIT
                          ------  ---------  ------- ------ --------  -----------
                                             (IN THOUSANDS)
Balance at December 31,
 1993...................   6,450  $ 322,500   72,967 $  730 $244,151   $(41,432)
  Series A preferred
   stock dividends......     --         --       --     --   (12,938)       --
  Series B preferred
   stock dividends......     --         --       --     --   (10,875)       --
  Net loss..............     --         --       --     --       --      (2,447)
                          ------  ---------  ------- ------ --------   --------
Balance at December 31,
 1994...................   6,450    322,500   72,967    730  220,338    (43,879)
  Series A preferred
   stock dividends......     --         --       --     --   (12,938)       --
  Series B preferred
   stock dividends......     --         --       --     --   (10,875)       --
  Net loss..............     --         --       --     --       --     (33,002)
                          ------  ---------  ------- ------ --------   --------
Balance at December 31,
 1995...................   6,450    322,500   72,967    730  196,525    (76,881)
  Redemption of Series A
   preferred stock......    (508)   (25,406)     --     --    (1,334)       --
  Conversion of Series A
   preferred stock......    (453)   (22,666)   2,502     25   22,641        --
  Series A preferred
   stock dividends......     --         --       --     --   (11,298)       --
  Series B preferred
   stock dividends......     --         --       --     --   (10,875)       --
  Exercise of stock
   options and other....     --         --     1,559     15    2,050      1,026
  Net earnings..........     --         --       --     --       --      25,401
                          ------  ---------  ------- ------ --------   --------
Balance at December 31,
 1996...................   5,489    274,428   77,028    770  197,709    (50,454)
  Redemption of Series A
   preferred stock
   (unaudited)..........      (8)      (395)     --     --       (69)       --
  Conversion of Series A
   preferred stock
   (unaudited)..........  (2,481)  (124,033)  13,696    137  123,896        --
  Conversion of Series B
   preferred stock
   (unaudited)..........  (3,000)  (150,000)  15,306    153  149,847        --
  Series B preferred
   stock dividends
   (unaudited)..........     --         --       --     --    (1,353)       --
  Exercise of stock
   options and other
   (unaudited)..........     --         --       458      5    4,195        --
  Net earnings
   (unaudited)..........     --         --       --     --       --      17,072
                          ------  ---------  ------- ------ --------   --------
Balance at September 30,
 1997 (unaudited).......     --   $     --   106,488 $1,065 $474,225   $(33,382)
                          ======  =========  ======= ====== ========   ========


                See notes to consolidated financial statements.

                        CATELLUS DEVELOPMENT CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                               -------------------------------  -------------------
                                 1994       1995       1996       1996      1997
                               ---------  ---------  ---------  --------  ---------
                                                                   (UNAUDITED)
                                                (IN THOUSANDS)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net earnings (loss).........  $  (2,447) $ (33,002) $  25,401  $ 13,283  $  17,072
 Adjustments to reconcile net
  earnings (loss) to net cash
  provided by operating
  activities:
 Depreciation and
  amortization...............     28,577     27,990     30,561    22,654     23,038
 Deferred income taxes.......     (1,667)   (22,392)    16,468     8,764      9,930
 Amortization of deferred
  loan fees and other costs..      2,940      2,743      4,799     2,562      2,218
 Equity in earnings (losses)
  of joint ventures..........     (7,982)    (7,035)    (6,751)   (4,418)    (7,470)
 Operating
  contributions/distributions
  of joint ventures, net. ...      2,193      8,332     10,235     7,941      8,177
 Cost of non-strategic land
  and development properties
  sold.......................     17,683     23,716     84,276    35,986     43,855
 Gain on sales of other
  assets.....................     (3,033)       --      (4,746)   (4,706)    (1,600)
 Expenditures for development
  properties.................        --      (2,761)   (41,978)  (11,209)   (48,619)
 Litigation recovery.........        --      (6,450)       --        --         --
 Adjustment to carrying value
  of property................     24,100    102,400        --        --         --
 Other, net..................      3,963      8,674      2,842     2,123      1,834
 Change in assets and
  liabilities:
 Accounts and notes
  receivable.................     (2,248)     1,306     (9,681)     (332)    (9,758)
 Other assets and deferred
  charges....................     (8,014)    (5,652)   (13,444)   (8,811)       (74)
 Accounts payable and accrued
  expenses...................      3,145        850     12,341     7,050      2,814
 Other.......................      3,155      3,483        754     5,004      2,878
                               ---------  ---------  ---------  --------  ---------
Net cash provided by
 operating activities........     60,365    102,202    111,077    75,891     44,295
                               ---------  ---------  ---------  --------  ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Capital expenditures........    (69,998)   (63,516)   (69,747)  (48,171)   (94,781)
 Tenant improvements.........     (3,902)    (2,246)    (3,613)   (2,669)    (4,631)
 Net proceeds from sale of
  other assets...............     21,109        --       8,969     7,459      2,623
 Contributions to joint
  ventures...................     (1,807)       --         --        --     (15,910)
 Reduction (investment) in
  short-term investments and
  restricted cash............    (35,067)    35,067        --        --      (2,181)
                               ---------  ---------  ---------  --------  ---------
Net cash used in investing
 activities..................    (89,665)   (30,695)   (64,391)  (43,381)  (114,880)
                               ---------  ---------  ---------  --------  ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Borrowings..................    328,408     99,013    222,052    58,200    117,588
 Repayment of borrowings.....   (462,002)  (135,884)  (224,470)  (52,220)   (48,393)
 Dividends paid..............    (24,145)   (23,813)   (23,067)  (18,011)    (5,975)
 Redemption of preferred
  stock......................        --         --     (26,739)  (26,739)      (471)
 Contributions/distributions
  of minority partners.......        --         --       1,201       --      (3,976)
 Proceeds from issuance of
  common stock...............        --         --         174       149      3,365
 Stock issuance costs........        (55)       --         --        --         --
 Investment in restricted
  cash used for reduction of
  debt.......................     67,410        --         --        --         --
 Redemption premium on early
  retirement of debt.........    (10,000)       --         --        --         --
                               ---------  ---------  ---------  --------  ---------
Net cash provided by (used
 in) financing activities....   (100,384)   (60,684)   (50,849)  (38,621)    62,138
                               ---------  ---------  ---------  --------  ---------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS...   (129,684)    10,823     (4,163)   (6,111)    (8,447)
Cash and cash equivalents at
 beginning of year...........    146,604     16,920     27,743    27,743     23,580
                               ---------  ---------  ---------  --------  ---------
Cash and cash equivalents at
 end of year.................  $  16,920  $  27,743  $  23,580  $ 21,632  $  15,133
                               =========  =========  =========  ========  =========
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION:
 Cash paid during the year
  for:
 Interest (net of amount
  capitalized)...............  $  22,895  $  23,208  $  39,144  $ 29,819  $  27,490
 Income taxes................  $     324  $     444  $   1,009  $    868  $     699

                See notes to consolidated financial statements.

                       CATELLUS DEVELOPMENT CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

  Catellus Development Corporation (the Company) is a diversified real estate operating company, with a large portfolio of income-producing properties and developable land, that manages and develops real estate for its own account and others. The Company's portfolio of industrial, residential, retail and office projects, undeveloped land and joint venture interests are located in major markets in California and 10 other states. The Company's income-producing properties consist primarily of industrial facilities, along with a number of office and retail buildings located in California, Arizona, Illinois, Texas, Colorado and Oregon. The Company also has substantial undeveloped land holdings primarily in these same states.

  In March 1996, the Company acquired The Akins Companies (Akins), a residential real estate company involved in home building, community development and project management services, primarily in Southern California. Akins was acquired in exchange for 1,528,421 shares of the Company's common stock in a transaction that qualifies for the pooling of interest method of accounting. However, prior year financial statements have not been restated because Akins was not material to the financial position, results of operations or cash flows of the Company. Concurrent with this acquisition, Akins changed its legal name to Catellus Residential Group (Residential Group) and commenced development of certain of the Company's residential land holdings, projects previously started by Akins and new development activities on properties owned by others.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of consolidation--The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and investees over 50% owned which are controlled by the Company. All other investees are accounted for using the equity method.

  Unaudited interim financial information--The consolidated financial statements as of and for the nine-month periods ended September 30, 1996 and 1997 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring accruals necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of results to be expected for the full fiscal year.

  Revenue recognition--Rental revenue, in general, is recognized when due from tenants; however, revenue from leases with rent concessions or fixed escalations is recognized on a straight-line basis over the initial term of the lease. Direct costs of negotiating and consummating a lease are deferred and amortized over the initial term of the related lease.

  The Company recognizes revenue from the sale of properties using the accrual method. Sales not qualifying for full recognition at the time of sale are accounted for under the percentage-of-completion method. In general, specific identification is used to determine the cost of sales. Estimated future costs to be incurred by the Company after completion of each sale are included in cost of sales.

  Cash and cash equivalents and restricted cash--The Company considers all highly liquid investments with a maturity of three months or less at time of purchase to be cash equivalents. Restricted cash at September 30, 1997 represents proceeds from a June 1997 development property sale. The restricted cash is being held in a separate cash account at a title company in order to preserve the Company's options of reinvesting the proceeds on a tax deferred basis.

  Financial instruments--The cost bases of the Company's notes receivable and debt approximate fair value, based upon current market rates for commercial real estate loans of similar risks and maturities.

  Property and deferred costs--Real estate is stated at the lower of cost or estimated fair value. For operating properties and properties held for long-term investment, a write-down to estimated fair value is recognized when

                       CATELLUS DEVELOPMENT CORPORATION
a property's estimated undiscounted future cash flow, before interest charges, is less than its book value. For properties held for sale, a write-down to estimated fair value is recorded when the Company determines that the carrying cost exceeds the estimated selling price, less cost to sell. This evaluation is made by management on a property by property basis. The evaluation of fair value and future cash flows from individual properties requires significant judgment; it is reasonably possible that a change in estimate could occur.

  The Company capitalizes construction and development costs. Costs associated with financing or leasing projects are also capitalized and amortized over the period benefited by those expenditures.

  Depreciation is computed using the straight-line method. Buildings and improvements are depreciated using lives of between 20 and 40 years. Tenant improvements are depreciated over the primary terms of the leases (generally 3-15 years), while furniture and equipment are depreciated using lives ranging between 3 and 10 years.

  Maintenance and repair costs are charged to expense as incurred, while significant improvements, replacements and major renovations are capitalized.

  Allowance for uncollectible accounts--Accounts receivable are net of an allowance for uncollectible accounts totaling $1.8 million, $2.4 million and $2.1 million (unaudited) at December 31, 1995 and 1996 and September 30, 1997, respectively.

  Environmental costs--The Company incurs on-going environmental remediation costs, including clean-up costs, consulting fees for environmental studies and investigations, monitoring costs, and legal costs relating to clean-up, litigation defense, and the pursuit of responsible third parties. Costs incurred in connection with operating properties and properties previously sold are expensed. Costs relating to undeveloped land are capitalized as part of development costs. Costs incurred for properties to be sold are deferred and charged to cost of sales when the properties are sold.

  The Company maintains a reserve, included in the caption "deferred credits and other liabilities", for known, probable costs of environmental remediation to be incurred in connection with operating properties and properties previously sold. This reserve was $13.8 million, $13.6 million and $12.9 million (unaudited) at December 31, 1995 and 1996 and September 30, 1997. When there is a legal requirement for environmental remediation of developable land, the Company will accrue for the estimated cost of remediation and capitalize that amount. Where there is no legal requirement for remediation, costs will be capitalized, as incurred, as part of the project costs.

  Restructuring costs--The Company implemented a major restructuring in November 1994 to refocus the Company and to improve the Company's long-term cash position. This restructuring, which was implemented in 1995, resulted in a $3.1 million nonrecurring operating expense in 1994.

  Income taxes--Income taxes are recorded based on the future tax effects of the difference between the tax and financial reporting bases of the Company's assets and liabilities. In estimating future tax consequences, expected future events are considered except for potential income tax law or rate changes.

  Net earnings (loss) per share--Net earnings (loss) per share of common stock is computed by dividing net earnings (loss), after reduction for preferred stock dividends and premium on redemption of preferred stock, by the weighted average number of shares of common stock and equivalents outstanding during the period. Fully diluted earnings per share amounts have not been presented because assumed conversion of the Series A and Series B preferred stock would be anti-dilutive for all relevant periods. Net earnings (loss) per share of common stock would have been $(.02), $(.32) and $.24 for the years ended December 31, 1994, 1995 and 1996 and $.12 (unaudited) and $.16 (unaudited) for the nine-month periods ended September 30, 1996 and 1997 had the conversions discussed in Note 13 occurred at the beginning of each period.

                       CATELLUS DEVELOPMENT CORPORATION

  Use of estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

  Reclassifications--Rental revenue and certain other prior year amounts have been reclassified to conform with the current year financial statement presentation.

  New Accounting Standards--In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (Statement 128). Statement 128 is effective for financial statements issued after December 15, 1997 and simplifies the current standards for computing earnings per share. The Company anticipates that adoption of Statement 128 will not result in disclosures that are materially different than those contained herein. The Company plans to adopt Statement 128 in the fourth quarter of 1997.

  During June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", and No. 131, "Segment Reporting". Both standards are effective for fiscal years beginning after December 15, 1997. The Company plans to adopt these standards in the first quarter of 1998 and does not expect that they will have a material effect on its financial position or results of operations.

NOTE 3. MORTGAGE AND OTHER DEBT

  Mortgage and other debt at December 31, 1995 and 1996 and September 30, 1997 consisted of the following:

                                                                  DECEMBER 31,
                                                                ----------------- SEPTEMBER 30,
                                                                  1995     1996       1997
                                                                -------- -------- -------------
                                                                                   (UNAUDITED)
                                                                        (IN THOUSANDS)
First mortgage loan, interest at an average rate of 8.71%,
 due at various dates through March 1, 2004 (a)...............  $267,260 $259,063   $253,011
Secured revolving credit line, interest variable (7.434% at
 September 30, 1997), due November 1, 1998 (b)................       --   118,600    176,100
First mortgage loans, interest at 7.625% to 10.05%, due at
 various dates through March 1, 2009 (c)......................    70,770   67,249     66,207
Assessment district bonds, interest at 6.218% to 8.7%, due at
 various dates through April 10, 2021 (d).....................    23,283   21,012     18,341
Residential construction loans, interest variable (9.5% to
 9.75% at
 September 30, 1997), due at various dates through May 22,
 1998(e)......................................................       --    10,105     20,099
Term loan, secured, interest variable (7.313% at September 30,
 1997), due August 1, 2002 (f)................................    14,400    9,000     12,965
Secured promissory note, interest at prime plus 1.0% (9.5% at
 September 30, 1997), due November 1, 1998 (g)................       --     6,160      8,330
Construction loans, interest variable (7.533% at September 30,
 1997), due May 20, 1998 (h)..................................    52,851    5,028      7,612
Intermediate secured term loans...............................    57,400      --         --
Term loan, unsecured, interest variable.......................     7,000      --         --
Other loans, interest at 4.6% to 8.0%, due at various dates
 through December 31, 1999....................................     3,216      525        976
                                                                -------- --------   --------
                                                                $496,180 $496,742   $563,641
                                                                ======== ========   ========

--------
(a) This loan with The Prudential Insurance Company of America is collateralized by certain of the Company's operating properties and by an assignment of rents generated by the underlying properties. This loan has a penalty if paid prior to maturity.

                       CATELLUS DEVELOPMENT CORPORATION

(b) On October 28, 1996, the Company entered into an agreement for a $240 million credit line which replaced six existing credit lines or term facilities. On September 15, 1997 the credit line was expanded by an additional $25 million to $265 million, subject to the underlying borrowing base. This credit line is used to fund the Company's development projects, interim capital requirements and to provide working capital for general corporate purposes. At September 30, 1997, $75.7 million was available for future borrowings. The credit line is collateralized by certain of the Company's operating properties, an assignment of rents generated by the underlying properties and certain land holdings.
(c) These first mortgage loans are collateralized by certain of the Company's operating properties and by an assignment of rents generated by the underlying properties. A majority of these loans have penalties if paid prior to maturity.
(d) The assessment district bonds are issued through local municipalities to fund the construction of public infrastructure and improvements which benefit the Company's properties. These bonds are secured by certain of the Company's properties.
(e) The Company's residential construction loans are used to finance development projects and are secured by the related land and improvements. The Residential Group and certain joint venture partners have guaranteed $6.1 million of these borrowings. At September 30, 1997, $11.9 million was available for future borrowings under these residential construction loans.
(f) This secured term loan is collateralized by an operating property and by an assignment of rents generated by the underlying property.
(g) This promissory note was used to finance a land purchase for a residential development project and is secured by a deed of trust.
(h) In July 1995, the Company entered into a $25 million revolving construction line of credit which was available to fund new development in twelve states in the Southwest. In July 1996, the Company opted not to renew the revolving function of this facility in anticipation of closing the credit facility discussed in (b) above. As of September 30, 1997, one construction project was financed under the line which is secured by the related land and improvements and by an assignment of rents generated by the underlying property. At September 30, 1997 $1.9 million was available for future borrowings under this facility.

  As of September 30, 1997, the Company had a $25 million unsecured revolving line of credit which matures May 1, 1998. There have been no advances under this credit facility and, as of September 30, 1997, the entire $25 million was available for future borrowings.

  Certain loan agreements contain restrictive financial covenants. The most restrictive of which allows for a maximum funded debt to net worth not to exceed 75%, require stockholders' equity to be no less than $400 million, and that the Company maintain certain specified financial ratios. In addition, certain agreements restrict the level of total leverage for the Company. The Company was in compliance with all such covenants at September 30, 1997.

  The maturities of mortgage and other debt outstanding as of September 30, 1997 are summarized as follows:

                                                                  SEPTEMBER 30,
                                                                       1997
                                                                  --------------
                                                                   (UNAUDITED)
                                                                  (IN THOUSANDS)
   Fourth quarter 1997...........................................    $  8,077
   1998..........................................................     226,380
   1999..........................................................       8,969
   2000..........................................................      10,118
   2001..........................................................      10,414
   2002..........................................................      65,004
   Thereafter....................................................     234,679
                                                                     --------
                                                                     $563,641
                                                                     ========

                       CATELLUS DEVELOPMENT CORPORATION

  Interest costs relating to mortgage and other debt for the years ended December 31, 1994, 1995, and 1996 and for the nine-month periods ended September 30, 1996 and 1997 are summarized as follows:

                                         DECEMBER 31,           SEPTEMBER 30,
                                    -------------------------  ----------------
                                     1994     1995     1996     1996     1997
                                    -------  -------  -------  -------  -------
                                                                 (UNAUDITED)
                                                (IN THOUSANDS)
   Total interest incurred......... $48,720  $49,316  $45,377  $33,134  $34,354
   Interest capitalized............ (24,049) (23,559)  (2,856)    (818)  (4,320)
                                    -------  -------  -------  -------  -------
   Interest expensed............... $24,671  $25,757  $42,521  $32,316  $30,034
                                    =======  =======  =======  =======  =======

NOTE 4. INCOME TAXES

  The income tax expense (benefit) reflected in the consolidated statement of operations differs from the amounts computed by applying the federal statutory rate of 35% to earnings (loss) before income taxes as follows:

                                                    1994      1995     1996
                                                   -------  --------  -------
                                                        (IN THOUSANDS)
   Federal income tax expense (benefit) at
    statutory rate................................ $(1,332) $(19,082) $15,028
   Increase (decrease) in taxes resulting from:
   State income taxes, net of federal impact......      72    (2,460)   2,441
   Other..........................................     (99)       24       68
                                                   -------  --------  -------
                                                   $(1,359) $(21,518) $17,537
                                                   =======  ========  =======

  Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and for operating loss and tax credit carryforwards. Significant components of the Company's net deferred tax liability as of December 31, 1996 and 1995 are as follows:

                                                                 DECEMBER 31,
                                                               ----------------
                                                                1995     1996
                                                               ------- --------
                                                                (IN THOUSANDS)
Deferred tax liability:
Involuntary conversions (condemnations) of property........... $91,226 $ 90,074
Capitalized interest and taxes................................  93,135   89,119
Like-kind property exchanges..................................  20,169   22,392
Investments in partnerships...................................  16,599   20,544
Other.........................................................   5,219    5,999
                                                               ------- --------
                                                               226,348  228,128
                                                               ------- --------
Deferred tax assets:
Operating loss carryforwards..................................  13,257   14,345
Intercompany transaction (prior to spin-off)..................  16,522   16,332
Capitalized rent..............................................  23,194   23,469
Adjustment to carrying value of property......................  63,376   46,026
Depreciation and amortization.................................   7,028    8,897
Environmental reserve.........................................   4,687    4,633
Other.........................................................   8,014    7,688
                                                               ------- --------
                                                               136,078  121,390
Deferred tax assets valuation allowance.......................     --       --
                                                               ------- --------
                                                               136,078  121,390
                                                               ------- --------
Net deferred tax liability.................................... $90,270 $106,738
                                                               ======= ========

                       CATELLUS DEVELOPMENT CORPORATION

  During 1994 and 1996, the Company generated net operating loss carryforwards of $0.3 million and $0.2 million for tax purposes which expire in 2009 and 2011. Deferred income tax expense was reduced to reflect the future benefit of these amounts.

NOTE 5. JOINT VENTURE INVESTMENTS

  The Company has investments in a variety of unconsolidated real estate-oriented joint ventures that are involved in both operation of income producing properties and development of various other projects. At December 31, 1996, these joint venture investments included two hotels, one office building, a 900,000-square-foot trade mart center for the contract and home furnishing industries, an apartment complex and other projects in the early stages of development.

  The Company guarantees a portion of the debt and interest of certain of its joint ventures. At December 31, 1996 and September 30, 1997, these guarantees totaled $11.9 million and $16.6 million (unaudited), respectively.

  The condensed combined balance sheets and statement of operations of these unconsolidated joint ventures, along with the Company's proportionate share, are summarized as follows:

                                    COMBINED                     PROPORTIONATE SHARE
                         --------------------------------- ---------------------------------
                           DECEMBER 31,                      DECEMBER 31,
                         ------------------  SEPTEMBER 30, ------------------  SEPTEMBER 30,
                           1995      1996        1997        1995      1996        1997
                         --------  --------  ------------- --------  --------  -------------
                                              (UNAUDITED)                       (UNAUDITED)
                                                 (IN THOUSANDS)
Assets:
  Income-producing
   properties:
    Property............ $240,797  $233,150    $226,687    $110,610  $107,656    $105,010
    Other...............   23,828    26,506      25,374      10,700    13,134      12,988
  Development projects:
    Property............   18,679    62,720     107,208       1,860     4,461      32,596
    Other...............   20,714    15,647       2,946       4,011     1,627         974
                         --------  --------    --------    --------  --------    --------
      Total............. $304,018  $338,023    $362,215    $127,181  $126,878    $151,568
                         ========  ========    ========    ========  ========    ========
Liabilities and
 venturers' deficit:
  Income-producing
   properties:
    Notes Payable....... $396,090  $401,266    $408,363    $161,940  $161,748    $160,968
    Other...............   18,952    18,984      14,007       6,116     5,957       4,640
  Development projects:
    Notes Payable.......      --      8,525      19,984         --        144      12,153
    Other...............      733       376       2,554         191        87         540
                         --------  --------    --------    --------  --------    --------
      Total
       liabilities......  415,775   429,151     444,908     168,247   167,936     178,301
                         --------  --------    --------    --------  --------    --------
Venturers' deficit
  Income-producing
   properties........... (150,417) (160,594)   (170,309)    (46,746)  (46,915)    (47,610)
  Development projects..   38,660    69,466      87,616       5,680     5,857      20,877
                         --------  --------    --------    --------  --------    --------
                         (111,757)  (91,128)    (82,693)    (41,066)  (41,058)    (26,733)
                         --------  --------    --------    --------  --------    --------
      Total liabilities
       and venturers'
       deficit.......... $304,018  $338,023    $362,215    $127,181  $126,878    $151,568
                         ========  ========    ========    ========  ========    ========

                       CATELLUS DEVELOPMENT CORPORATION

  The Company's proportionate share of venturers' deficit is an aggregate amount for all ventures. Because the Company's ownership percentage differs from venture to venture, and certain ventures have accumulated deficits while others have accumulated equity, the Company's percentage of venturers' deficit is not reflective of the Company's ownership percentage of the ventures.

                                           COMBINED                             PROPORTIONATE SHARE
                         -------------------------------------------- ---------------------------------------
                                                       NINE MONTHS                              NINE MONTHS
                                                          ENDED                                    ENDED
                          YEAR ENDED DECEMBER 31,     SEPTEMBER 30,   YEAR ENDED DECEMBER 31,  SEPTEMBER 30,
                         -------------------------- ----------------- ----------------------- ---------------
                           1994     1995     1996     1996     1997    1994    1995    1996    1996    1997
                         -------- -------- -------- -------- -------- ------- ------- ------- ------- -------
                                                       (UNAUDITED)                              (UNAUDITED)
                                                            (IN THOUSANDS)
Revenue
 Income-producing
  properties............ $123,509 $127,678 $134,144 $102,618 $107,498 $31,275 $33,356 $35,527 $26,361 $28,029
 Development projects...   15,301    5,735   49,235   12,099   31,095   5,666   2,054   9,516     241   8,612
                         -------- -------- -------- -------- -------- ------- ------- ------- ------- -------
                          138,810  133,413  183,379  114,717  138,593  36,941  35,410  45,043  26,602  36,641
                         -------- -------- -------- -------- -------- ------- ------- ------- ------- -------
Expenses
 Income-producing
  properties............  115,708  118,670  122,964   94,993   95,580  27,035  27,530  29,534  21,901  22,066
 Development projects...   13,362    5,018   45,256   11,712   29,444   1,924     845   8,758     283   7,105
                         -------- -------- -------- -------- -------- ------- ------- ------- ------- -------
                          129,070  123,688  168,220  106,705  125,024  28,959  28,375  38,292  22,184  29,171
                         -------- -------- -------- -------- -------- ------- ------- ------- ------- -------
 Net earnings before
  income tax............ $  9,740 $  9,725 $ 15,159 $  8,012 $ 13,569 $ 7,982 $ 7,035 $ 6,751 $ 4,418 $ 7,470
                         ======== ======== ======== ======== ======== ======= ======= ======= ======= =======

  The Company had a loan outstanding to one of its joint ventures in the amount of $1.7 million at December 31, 1995. During 1996, the Company converted this note to equity in the joint venture.

NOTE 6. PROPERTY

  Net book value by property type at December 31, 1995 and 1996 and September 30, 1997 consisted of the following :

                                              DECEMBER 31,
                                          ----------------------  SEPTEMBER 30,
                                             1995        1996         1997
                                          ----------  ----------  -------------
                                                                   (UNAUDITED)
                                                    (IN THOUSANDS)
   Income-producing properties:
     Industrial buildings................ $  279,838  $  291,608   $  356,362
     Office buildings....................    113,095     108,184      104,850
     Retail buildings....................     84,595      86,070       83,944
     Land development....................    317,727     323,134      334,714
     Land leases.........................     10,069       6,627        8,299
                                          ----------  ----------   ----------
                                             805,324     815,623      888,169
                                          ----------  ----------   ----------
   Land holdings:
     Developable properties..............    150,339     200,624      200,882
     Natural resources...................      1,788       2,299        3,695
     Properties held for sale............     84,232      37,223       30,772
                                          ----------  ----------   ----------
                                             236,359     240,146      235,349
                                          ----------  ----------   ----------
   Other (including proportionate share
    of joint ventures' net deficits of
    $41,066, $41,058 and $26,733)........    (34,232)    (31,667)     (16,746)
                                          ----------  ----------   ----------
                                          $1,007,451  $1,024,102   $1,106,772
                                          ==========  ==========   ==========

                       CATELLUS DEVELOPMENT CORPORATION

  During 1994 and 1995, the Company took charges of $24.1 million and $102.4 million to adjust the carrying value of certain properties. The 1995 charge included $84.8 million resulting from the Company's decision to terminate the 1991 Development Agreement for its Mission Bay project in San Francisco. The revised carrying value of the Mission Bay project represented management's best estimate of its fair value, assuming the Company is successful in re-entitling the property. During 1996, the Company took a charge of $9.9 million to cost of sales relating to non-strategic land assets identified for sale. During the first nine months of 1997, the Company took a charge of $1.4 million (unaudited) to cost of sales relating to development projects.

NOTE 7. LEASES

  The Company, as lessor, has entered into noncancelable operating leases expiring at various dates through 2039. Rental revenue under these leases totaled $102.3 million in 1994, $106.8 million in 1995, $118.7 million in 1996 and $88.2 million (unaudited) and $96.9 million (unaudited) for the nine-month periods ended September 30, 1996 and 1997. Included in this revenue are rentals contingent on lessee's operations of $2.8 million in 1994, $2.1 million in 1995, $2.7 million in 1996 and $2 million (unaudited) and $2.4 million (unaudited) for the nine-month periods ended September 30, 1996 and 1997. Future minimum rental revenue under existing noncancelable operating leases as of September 30, 1997 are summarized as follows:

                                                                  SEPTEMBER 30,
                                                                       1997
                                                                  --------------
                                                                   (UNAUDITED)
                                                                  (IN THOUSANDS)
   Fourth quarter 1997...........................................    $ 20,540
   1998..........................................................      84,224
   1999..........................................................      74,886
   2000..........................................................      65,348
   2001..........................................................      53,867
   2002..........................................................      41,926
   Thereafter....................................................     383,460
                                                                     --------
                                                                     $724,251
                                                                     ========

  The book value of the Company's properties under operating leases or held for rent are summarized as follows:

                                                 DECEMBER 31,
                                               ------------------  SEPTEMBER 30,
                                                 1995      1996        1997
                                               --------  --------  -------------
                                                                    (UNAUDITED)
                                                       (IN THOUSANDS)
   Buildings.................................. $501,030  $527,190    $574,035
   Land and improvements......................  164,492   173,828     210,146
                                               --------  --------    --------
                                                665,522   701,018     784,181
   Less accumulated depreciation.............. (172,934) (197,586)   (213,947)
                                               --------  --------    --------
                                               $492,588  $503,432    $570,234
                                               ========  ========    ========

                        CATELLUS DEVELOPMENT CORPORATION

  The Company, as lessee, has entered into noncancelable operating leases expiring at various dates through 2023. Rental expense under these leases totaled $2.8 million in 1994, $1.7 million in 1995, $1.6 million in 1996 and $1.3 million (unaudited) and $1.8 million (unaudited) for the nine-month periods ended September 30, 1996 and 1997. Future minimum lease payments as of September 30, 1997 are summarized as follows:

                                                                  SEPTEMBER 30,
                                                                       1997
                                                                  --------------
                                                                   (UNAUDITED)
                                                                  (IN THOUSANDS)
   Fourth quarter 1997...........................................    $   599
   1998..........................................................      2,187
   1999..........................................................      2,019
   2000..........................................................      1,314
   2001..........................................................      1,046
   2002..........................................................        728
   Thereafter....................................................      2,183
                                                                     -------
                                                                     $10,076
                                                                     =======

NOTE 8. REVENUES AND DIRECT COSTS BY ACTIVITY

  Revenues and related costs exclusive of depreciation and amortization for the years ended December 31, 1994, 1995 and 1996 and for the nine-month periods ended September 30, 1996 and 1997, are summarized by activity as follows:

                                                       PROPERTY       EXCESS
                                                      OPERATING    (DEFICIT) OF
                                                       COSTS OR      REVENUES
                                           REVENUES COSTS OF SALES  OVER COSTS
                                           -------- -------------- ------------
                                                      (IN THOUSANDS)
DECEMBER 31, 1994
   INCOME-PRODUCING PROPERTIES:
     Industrial buildings................  $ 50,650    $11,837       $38,813
     Office buildings....................    29,619     11,220        18,399
     Retail buildings....................     7,339      2,315         5,024
     Land development....................     4,161      3,200           961
     Land leases.........................     7,414      1,037         6,377
     Equity in earnings of joint
      ventures...........................     4,240         --         4,240
                                           --------    -------       -------
                                            103,423     29,609        73,814
                                           --------    -------       -------
   DEVELOPMENT ACTIVITIES AND FEE SERVIC-
    ES:
     Development and management fees.....     5,705      3,554         2,151
     Equity in earnings of joint
      ventures...........................     3,742         --         3,742
     Land holdings.......................     5,249     10,140        (4,891)
                                           --------    -------       -------
                                             14,696     13,694         1,002
                                           --------    -------       -------
                                           $118,119    $43,303       $74,816
                                           ========    =======       =======

                        CATELLUS DEVELOPMENT CORPORATION

                                         PROPERTY       EXCESS
                                        OPERATING    (DEFICIT) OF
                                         COSTS OR      REVENUES
                             REVENUES COSTS OF SALES  OVER COSTS
                             -------- -------------- ------------
                                        (IN THOUSANDS)
DECEMBER 31, 1995
  INCOME-PRODUCING
   PROPERTIES:
    Industrial buildings.... $ 50,716    $ 11,193      $39,523
    Office buildings........   28,662      12,179       16,483
    Retail buildings........   11,364       2,941        8,423
    Land development........    4,886       3,308        1,578
    Land leases.............    7,200       1,029        6,171
    Equity in earnings of
     joint ventures.........    5,826         --         5,826
                             --------    --------      -------
                              108,654      30,650       78,004
                             --------    --------      -------
  DEVELOPMENT ACTIVITIES AND
   FEE SERVICES:
    Commercial property
     sales..................    3,224       2,271          953
    Development and
     management fees........    4,674       2,750        1,924
    Equity in earnings of
     joint ventures.........    1,209         --         1,209
    Land holdings...........    5,240       9,111       (3,871)
                             --------    --------      -------
                               14,347      14,132          215
                             --------    --------      -------
                             $123,001    $ 44,782      $78,219
                             ========    ========      =======
DECEMBER 31, 1996
  INCOME-PRODUCING
   PROPERTIES:
    Industrial buildings.... $ 55,865    $ 14,014      $41,851
    Office buildings........   28,407      12,661       15,746
    Retail buildings........   13,215       4,376        8,839
    Land development........   10,589       7,252        3,337
    Land leases.............    7,810       1,105        6,705
    Equity in earnings of
     joint ventures.........    5,993         --         5,993
                             --------    --------      -------
                              121,879      39,408       82,471
                             --------    --------      -------
  DEVELOPMENT ACTIVITIES AND
   FEE SERVICES:
    Commercial property
     sales..................   40,525      26,708       13,817
    Residential property
     sales..................   21,945      20,139        1,806
    Development and
     management fees........   11,945       8,513        3,432
    Equity in earnings of
     joint ventures.........      758         --           758
    Land holdings...........    4,874       8,598       (3,724)
                             --------    --------      -------
                               80,047      63,958       16,089
                             --------    --------      -------
                             $201,926    $103,366      $98,560
                             ========    ========      =======

                        CATELLUS DEVELOPMENT CORPORATION

                                                       PROPERTY       EXCESS
                                                      OPERATING    (DEFICIT) OF
                                                       COSTS OR      REVENUES
                                          REVENUES  COSTS OF SALES  OVER COSTS
                                          --------  -------------- ------------
                                                     (IN THOUSANDS)
SEPTEMBER 30, 1996 (UNAUDITED)
  INCOME-PRODUCING PROPERTIES:
    Industrial buildings................. $ 41,156     $10,307       $30,849
    Office buildings.....................   21,373       9,107        12,266
    Retail buildings.....................    9,966       3,273         6,693
    Land development.....................    7,670       5,359         2,311
    Land leases..........................    5,855         822         5,033
    Equity in earnings of joint
     ventures............................    4,460         --          4,460
                                          --------     -------       -------
                                            90,480      28,868        61,612
                                          --------     -------       -------
  DEVELOPMENT ACTIVITIES AND FEE
   SERVICES:
    Commercial property sales............   27,428      18,113         9,315
    Residential property sales...........      --          --            --
    Development and management fees......    7,805       5,810         1,995
    Equity in earnings of joint
     ventures............................      (42)        --            (42)
    Land holdings........................    3,651       6,569        (2,918)
                                          --------     -------       -------
                                            38,842      30,492         8,350
                                          --------     -------       -------
                                          $129,322     $59,360       $69,962
                                          ========     =======       =======
SEPTEMBER 30, 1997 (UNAUDITED)
  INCOME-PRODUCING PROPERTIES:
    Industrial buildings................. $ 49,010     $10,586       $38,424
    Office buildings.....................   21,830       9,419        12,411
    Retail buildings.....................   10,029       2,942         7,087
    Land development.....................    8,441       5,226         3,215
    Land leases..........................    5,817         675         5,142
    Equity in earnings of joint
     ventures............................    5,963         --          5,963
                                          --------     -------       -------
                                           101,090      28,848        72,242
                                          --------     -------       -------
  DEVELOPMENT ACTIVITIES AND FEE
   SERVICES:
    Commercial property sales............   24,607      18,703         5,904
    Residential property sales...........   23,645      22,543         1,102
    Development and management fees......    9,251       4,874         4,377
    Equity in earnings of joint
     ventures............................    1,507         --          1,507
    Land holdings........................    2,942       3,776          (834)
                                          --------     -------       -------
                                            61,952      49,896        12,056
                                          --------     -------       -------
                                          $163,042     $78,744       $84,298
                                          ========     =======       =======

                       CATELLUS DEVELOPMENT CORPORATION

NOTE 9. SALES

  As part of its development activities, the Company constructs and sells commercial and residential properties. In addition, based on management's assessment of the maximum value to be derived from its various real estate holdings, the Company sells certain operating properties, land parcels and other assets.

  The Company's asset sales consist of the following:

                                             DECEMBER 31,        SEPTEMBER 30,
                                       ------------------------ ---------------
                                        1994    1995     1996    1996    1997
                                       ------- ------- -------- ------- -------
                                                                  (UNAUDITED)
                                                    (IN THOUSANDS)
DEVELOPMENT PROPERTIES:
  Commercial sales.................... $   --  $ 3,224 $ 40,525 $27,428 $24,607
  Commercial cost of sales............     --    2,271   26,709  18,113  18,703
                                       ------- ------- -------- ------- -------
    Gain..............................     --      953   13,816   9,315   5,904
                                       ------- ------- -------- ------- -------
  Residential sales...................     --      --    21,945     --   23,645
  Residential cost of sales...........     --      --    20,138     --   22,543
                                       ------- ------- -------- ------- -------
    Gain..............................     --      --     1,807     --    1,102
                                       ------- ------- -------- ------- -------
      Total gain on development prop-
       erty sales.....................     --      953   15,623   9,315   7,006
                                       ------- ------- -------- ------- -------
NON-STRATEGIC LAND AND OTHER ASSETS:
  Non-strategic land:
  Sales...............................  32,298  62,199   76,553  35,800  16,347
  Cost of sales.......................  22,024  29,410   56,894  28,731  13,319
                                       ------- ------- -------- ------- -------
    Gain..............................  10,274  32,789   19,659   7,069   3,028
                                       ------- ------- -------- ------- -------
  Other:
  Sales...............................  21,472     --     9,125   7,500   2,775
  Cost of sales.......................  18,439     --     4,379   2,794   1,175
                                       ------- ------- -------- ------- -------
    Gain..............................   3,033     --     4,746   4,706   1,600
                                       ------- ------- -------- ------- -------
Total non-strategic land and other
 assets
  Sales...............................  53,770  62,199   85,678  43,300  19,122
  Cost of sales.......................  40,463  29,410   61,273  31,525  14,494
                                       ------- ------- -------- ------- -------
    Gain..............................  13,307  32,789   24,405  11,775   4,628
                                       ------- ------- -------- ------- -------
TOTAL
  Sales...............................  53,770  65,423  148,148  70,728  67,374
  Cost of sales.......................  40,463  31,681  108,120  49,638  55,740
                                       ------- ------- -------- ------- -------
    Gain.............................. $13,307 $33,742 $ 40,028 $21,090 $11,634
                                       ======= ======= ======== ======= =======

                       CATELLUS DEVELOPMENT CORPORATION

NOTE 10. LITIGATION, ENVIRONMENTAL AND RESTRUCTURING COSTS

  Litigation, environmental and restructuring costs are summarized as follows:

                                              DECEMBER 31,        SEPTEMBER 30,
                                         ------------------------ -------------
                                          1994     1995     1996  1996   1997
                                         -------  -------  ------ -------------
                                                                   (UNAUDITED)
                                                    (IN THOUSANDS)
Litigation recovery..................... $   --   $ 6,450  $  --  $ --  $   --
Environmental (expense) recovery, net...     246   (7,411)  1,093   950   1,142
Restructuring costs.....................  (3,100)     --      --    --      --
                                         -------  -------  ------ ----- -------
                                         $(2,854) $  (961) $1,093 $ 950 $ 1,142
                                         =======  =======  ====== ===== =======

  Environmental costs charged to operations, including amounts charged to cost of sales, for 1994, 1995 and 1996 totaled $4.6 million, $8.1 million and $1.1 million, respectively, and $1.1 million (unaudited) and $.1 million (unaudited) for the nine-month periods ended September 30, 1996 and 1997. Environmental costs capitalized in 1994, 1995 and 1996 were $1.2 million, $1.7 million and $2.8 million, respectively, and $2.0 million (unaudited) and $3.6 million (unaudited) for the nine-month periods ended September 30, 1996 and 1997.

  See further discussion regarding litigation and environmental matters at
Note 14.

NOTE 11. OTHER, NET

  Other income (expense) is summarized as follows:

                                           DECEMBER 31,         SEPTEMBER 30,
                                      ------------------------  ---------------
                                       1994    1995     1996     1996     1997
                                      ------  -------  -------  -------  ------
                                                                 (UNAUDITED)
                                                 (IN THOUSANDS)
Interest income...................... $3,739  $ 3,769  $ 1,212  $ 1,118  $  576
All other, net.......................   (648)  (1,265)  (1,231)    (679)   (531)
                                      ------  -------  -------  -------  ------
                                      $3,091  $ 2,504  $   (19) $   439  $   45
                                      ======  =======  =======  =======  ======

NOTE 12. EMPLOYEE BENEFIT AND STOCK OPTION PLANS

  The Company has a profit sharing and savings plan for all employees. Funding consists of employee contributions along with matching and discretionary contributions by the Company. Total expense for the Company under this plan was $0.6 million, $0.2 million and $0.4 million in 1994, 1995 and 1996 and $0.3 million (unaudited) and $0.6 million (unaudited) for the nine-month periods ended September 30, 1996 and 1997.

  The Company has various plans through which employees may purchase common stock of the Company.

  The Incentive Stock Compensation Plan (Substitute Plan) was adopted to provide substitute awards to employees whose awards under certain plans of the former parent company, Santa Fe Pacific Corporation (SFP), were forfeited as a result of the Company's spin-off from SFP in 1990. The number of shares, exercise price and expiration dates of these awards were set so the participant retained the full unrealized potential value of the original SFP grant. Options became exercisable after March 5, 1992 and expire from 1996 through 1999.

  The Company also has four stock option plans under which the Board of Directors may grant options to purchase up to 8,750,000 shares of common stock (Stock Option Plan, 1995 Stock Option Plan, Amended and Restated Executive Stock Option Plan and 1996 Performance Award Plan). The exercise price of options granted under these plans is generally the fair market value of the common stock on the date of grant. Options generally

                       CATELLUS DEVELOPMENT CORPORATION
are exercisable no earlier than six months from the date of grant and expire ten years after the date of grant. All options granted to date are exercisable
(a) in installments on a cumulative basis at a rate of 25% each year commencing on the first anniversary of the date of grant, (b) in increments based on stock price performance benchmarks, or (c) in increments based on a combination of stock price performance benchmarks and time vesting requirements.

  The Company also has various plans through which non-employee directors may purchase common stock of the Company.

  Under the Amended and Restated Executive Stock Option Plan, each non-employee director was automatically granted an option, upon initial election to the Board of Directors, to purchase 5,000 shares of common stock at a price of 127.63% of the fair market value on the date of grant, increasing 5% on each anniversary of the grant date commencing on the sixth anniversary. These options are exercisable in installments on a cumulative basis at a rate of 20% each year. No further options may be granted to non-employee directors under this plan.

  Under the 1996 Performance Award Plan, each non-employee director is automatically granted an option to purchase 5,000 shares of common stock upon initial election to the Board of Directors and annually thereafter during his or her term of service. The exercise price of these options is the fair market value of the common stock on the date of grant and the options are exercisable based upon stock price performance benchmarks.

  In addition, under the 1996 Performance Award Plan, each non-employee director may elect to defer receipt of his or her annual retainer fee until termination of board service and to acquire stock rather than receive the cash retainer at a purchase price equal to 90% of the fair market value of the common stock on the date of deferral.

  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123) requires use of option valuation models that were developed for use in valuing publicly traded stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Pro forma information regarding net earnings (loss) and earnings (loss) per share is required by Statement 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method. The weighted-average fair value of options granted during 1996 and 1995 were $3.30 and $2.34. The fair value of options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 6.11% and 5.82%; zero percent dividend yields; volatility factors of the expected market price of the Company's common stock of 30.77% and 29.56%, and a weighted-average expected life of the options of five years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

                       CATELLUS DEVELOPMENT CORPORATION

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands, except earnings
(loss) per share information):

                                                               DECEMBER 31,
                                                              ---------------
                                                                1995    1996
                                                              --------  -----
   Pro forma net earnings (loss) applicable to common
    stockholders............................................. $(57,074) $ 671
                                                              ========  =====
   Pro forma earnings (loss) per share....................... $  (0.78) $0.01
                                                              ========  =====

  A summary of the Company's stock option activity, and related information is as follows (in thousands, except exercise price information):

                                                     DECEMBER 31,
                         ---------------------------------------------------------------------
                                  1994                    1995                   1996
                         ----------------------- ---------------------- ----------------------
                                    WEIGHTED-              WEIGHTED-              WEIGHTED-
                                     AVERAGE                AVERAGE                AVERAGE
                         OPTIONS  EXERCISE PRICE OPTIONS EXERCISE PRICE OPTIONS EXERCISE PRICE
                         -------  -------------- ------- -------------- ------- --------------
Outstanding-
 beginning of year......  1,495       $11.69      1,779      $10.69      2,877      $ 9.84
Granted.................  2,106       $ 7.25      1,305      $ 6.04      4,189      $ 8.85
Exercised...............    --           --         --          --         (68)     $ 7.15
Expired................. (1,822)      $12.25       (207)     $14.51        --          --
Forfeited...............    --           --         --          --        (637)     $10.81
                         ------                   -----                  -----
Outstanding-
 end of year............  1,779       $10.69      2,877      $ 9.84      6,361      $ 8.13
                         ======                   =====                  =====
Exercisable at end of
 year...................    169       $10.15        277      $ 9.08        404      $ 7.32

  Exercise prices for options outstanding as of December 31, 1996 ranged from $5.58 to $16.53. The weighted-average remaining contractual life of those options is 8.78 years.

NOTE 13. CAPITAL STOCK

  The Company has authorized the issuance of 150 million shares of $.01 par value common stock. As of December 31, 1995 and 1996 and September 30, 1997, the Company had 72,967,236, 77,028,099 and 106,488,153 shares issued and outstanding. The Company has reserved 8,750,000 shares of common stock pursuant to various compensation programs.

  Prior to September 1996, the Company had outstanding 3,449,999 shares of $3.75 Series A Cumulative Convertible Preferred Stock (Series A preferred stock) and 3,000,000 shares of $3.625 Series B Cumulative Convertible Exchangeable Preferred Stock (Series B preferred stock). The Series A preferred stock had an annual dividend of $3.75 per share and a stated value of $50 per share. The Series A preferred stock was convertible into common stock at a price of $9.06 per common share and was also redeemable, at the Company's option, at any time after February 16, 1996, at $52.625 per share. The Series B preferred stock had an annual dividend of $3.625 per share and a stated value of $50 per share. The Series B preferred stock was convertible into common stock at a price of $9.80 per common share and was also redeemable, at the Company's option, at any time after November 15, 1996, at $52.5375 per share.

  During 1996, the Company commenced a series of calls for redemption of its outstanding preferred stock. As a result of these calls, during 1996, 453,326 Series A preferred shares were converted into 2,501,783 common shares and 508,113 Series A preferred shares were redeemed at a cost of approximately $26.7 million. In 1997

                       CATELLUS DEVELOPMENT CORPORATION

2,480,671 shares of Series A preferred stock and all of the Series B preferred stock were converted into 29,001,469 shares of common stock, with 7,889 shares of Series A preferred stock redeemed at a cost of approximately $440,000. With the completion of these calls in June 1997, the Company has no remaining outstanding preferred stock.

NOTE 14. COMMITMENTS AND CONTINGENCIES

  As of September 30, 1997, the Company has outstanding standby letters of credit and surety bonds in the amount of $21 million in favor of local municipalities or financial institutions to guarantee performance on real property improvements or financial obligations.

  The Company, as a partner in certain joint ventures, has made certain financing guarantees (Note 5).

  The Company is a party to a number of legal actions arising in the ordinary course of business. While the Company cannot predict with certainty the final outcome of these proceedings, considering the substantial legal defenses available, management believes that none of these actions, when finally resolved, will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

  Inherent in the operations of the real estate business is the possibility that environmental liability may arise from the ownership, or previous ownership, of real properties owned. The Company may be required in the future to take action to correct or reduce the environmental effects of prior disposal or release of hazardous substances by third parties, the Company, or its corporate predecessors. Future environmental costs are difficult to estimate because of such factors as the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions which may be required, the determination of the Company's liability in proportion to that of responsible parties, and the extent to which such costs are recoverable from insurance.

  At September 30, 1997, management estimates that future costs for remediation of identified or suspected environmental contamination on operating properties and properties previously sold approximate $12.9 million, and has provided a reserve for that amount. It is anticipated that such costs will be incurred over the next ten years with a substantial portion incurred over the next five years. Management also estimates that similar costs relating to the Company's properties to be developed or sold may range from $12.6 million to $38.4 million. These amounts will be capitalized as components of development costs when incurred, which is anticipated to be over a period of twenty years, or will be deferred and charged to cost of sales when the properties are sold. The Company's estimates were developed based on reviews which took place over several years based upon then prevailing law and identified site conditions. Because of the breadth of its portfolio, the Company is unable to review extensively each property on a regular basis. Such estimates are not precise and are always subject to the availability of further information about the prevailing conditions at the site, the future requirements of regulatory agencies and the availability of other parties to pay some or all of such costs.

  In April 1991, a lawsuit was brought against the Company alleging breach of contract for a finder's fee in connection with an August 1990 sale of land in Fremont, California. On November 1, 1993, the jury returned a verdict in favor of the plaintiff and made an award of approximately $440,000 which, together with pre-judgment interest, totaled approximately $600,000. Additionally, the jury awarded approximately $7.7 million in punitive damages for what it found was the Company's bad faith denial of an alleged contract. While the Company was vigorously pursuing an appeal, it recognized an expense of $8.3 million in the 1993 consolidated statement of operations. In December 1995, the Company reached a settlement with the plaintiff and $7.5 million of the expense was reversed in the 1995 consolidated statement of operations.

                       CATELLUS DEVELOPMENT CORPORATION



SUMMARIZED QUARTERLY RESULTS (UNAUDITED)

  The Company's earnings (loss) and cash flow are determined to a large extent by property sales. Sales and net earnings have fluctuated significantly from quarter to quarter, as evidenced by the following summary of unaudited quarterly consolidated results of operations. Property sales fluctuate from quarter to quarter, reflecting general market conditions and the Company's intent to sell property when it can obtain attractive prices. Cost of sales may also vary widely because it is determined by the Company's historical cost basis in the underlying land.

                                              1995                                         1996
                         -------------------------------------------------  --------------------------------------
                            FIRST        SECOND        THIRD       FOURTH    FIRST     SECOND    THIRD     FOURTH
                         ------------ ------------- ------------  --------  --------  --------  --------  --------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME-PRODUCING
 PROPERTIES:
 Rental revenue......... $    25,408  $     25,360  $     26,139  $ 25,921  $ 28,034  $ 29,380  $ 28,606  $ 29,866
 Property operating
  costs.................      (6,458)       (7,810)       (7,478)   (8,904)   (8,987)   (9,928)   (9,953)  (10,540)
DEVELOPMENT ACTIVITIES
 AND FEE SERVICES:
 Gain on development
  property sales........         --            --            --        953       --      6,569     2,746     6,308
 Development and
  management fee income,
  net...................         407           576           589       352       403       410     1,182     1,437
Gain on non-strategic
 land and other asset
 sales..................       5,574         1,626         1,702    23,887     3,087     7,358     1,330    12,630
Interest expense........      (6,453)       (6,687)       (6,413)   (6,204)  (10,939)  (10,841)  (10,536)  (10,205)
General and
 administrative
 expense................      (3,869)       (2,570)       (2,783)   (1,702)   (2,060)   (1,997)   (1,661)   (2,301)
Depreciation and
 amortization...........      (7,053)       (6,810)       (6,766)   (7,361)   (7,672)   (7,432)   (7,550)   (7,907)
Net earnings (loss)..... $     5,358  $      3,143  $      2,756  $(44,259) $  1,714  $  8,817  $  2,752  $ 12,118
                         ===========  ============  ============  ========  ========  ========  ========  ========
Net earnings (loss) per
 common share........... $     (0.01) $      (0.04) $      (0.04) $  (0.69) $  (0.06) $   0.04  $  (0.05) $   0.09
                         ===========  ============  ============  ========  ========  ========  ========  ========
 EBDDT(1)............... $     4,160  $      4,290  $      3,664  $  6,140  $  1,521  $  8,716  $  5,567  $ 10,048
                         ===========  ============  ============  ========  ========  ========  ========  ========
                                         1997
                         ---------------------------------------
                            FIRST        SECOND        THIRD
                         ------------ ------------- ------------
                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME-PRODUCING
 PROPERTIES:
 Rental revenue......... $    30,805  $     31,421  $     32,901
 Property operating
  costs.................      (9,056)      (10,045)       (9,747)
DEVELOPMENT ACTIVITIES
 AND FEE SERVICES:
 Gain on development
  property sales........         484         3,154         3,368
 Development and
  management fee income,
  net...................         719         1,435         2,223
Gain on non-strategic
 land and other asset
 sales..................       3,640           418           570
Interest expense........      (9,794)      (10,205)      (10,035)
General and
 administrative
 expense................      (2,615)       (2,701)       (2,926)
Depreciation and
 amortization...........      (7,476)       (7,723)       (7,839)
Net earnings............ $     5,109  $      5,685  $      6,278
                         ===========  ============  ============
Net earnings per common
 share.................. $      0.05  $       0.06  $       0.06
                         ===========  ============  ============
 EBDDT(1)............... $    10,563  $     16,297  $     17,199
                         ===========  ============  ============

-------
(1) The Company uses a supplemental performance measure along with net earnings (loss) to report its operating results. This measure, Earnings Before Depeciation and Deferred Taxes (EBDDT), is not a measure of operating results or cash flows from operating activities as defined by generally accepted accounting principles. Additionally, EBDDT is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to cash flows as a measure of liquity. However, the Company believes that EBDDT provides relevant information about its operations and is necessary, along with net earnings (loss), for an understanding of its operating results.
    Depreciation, amortization and deferred income taxes are excluded from EBDDT as they represent non-cash charges. Gains on the sale of non-strategic land and other assets, adjustments to the carrying value of property, premiums on the redemption of preferred stock and restructuring costs represent non-operating, unusual and/or nonrecurring items and are therefore excluded from EBDDT.

[Header reads "Mixed-Use Development." Aerial photographs of California mixed-use development project sites are dispersed on page: Mission Bay in San Francisco with downtown San Francisco skyline and the Mission Bay project area outlined (with caption "Mission Bay, San Francisco, CA"), Union Station in Los Angeles with downtown Los Angeles and the Union Station project area outlined (with caption "Union Station, Los Angeles, CA"), Santa Fe Depot in San Diego with downtown San Diego in left of photo and project area outlined (with caption "Santa Fe Depot, San Diego"), Pacific Commons in Fremont with project area outlined (with caption "Pacific Commons, Fremont, CA").]

                                [CATELLUS LOGO]